Form 20-F
period 2019-12-31
Gamida Cell Ltd.
filed 2020-02-26
CIK 1600847

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Julian Adams

Chief Executive Officer

673 Boylston Street

Boston, MA 02116

Telephone: +1 978-494-4632

Email: julian@gamida-cell.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, Par Value NIS 0.01 per share	GMDA	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,670,926 ordinary shares, par value NIS 0.01 per share.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☒

i

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies, plans and prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the timing and conduct of our clinical trials of omidubicel (previously referred to as NiCord), GDA-201(previously referred to as NAM-NK) and our other product candidates, including statements regarding the timing, progress and results of current and future preclinical studies and clinical trials, and our research and development programs;

●	the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of omidubicel, GDA-201 and our other product candidates;

●	our plans regarding utilization of regulatory pathways that would allow for accelerated marketing approval in the United States, the European Union and other jurisdictions;

●	our expectations regarding timing for application for and receipt of regulatory approval for any of our product candidates;

●	our recurring losses from operations, which raised substantial doubt regarding our ability to continue as a going concern absent access to sources of liquidity;

●	our ongoing and planned discovery and development of product candidates;

●	our expectations regarding future growth, including our ability to develop, and obtain regulatory approval for, new product candidates;

●	our expectations regarding when certain patents may be issued and the protection and enforcement of our intellectual property rights;

●	our plans to develop and commercialize our product candidates;

●	our estimates regarding the market opportunity for our product candidates;

●	our ability to maintain relationships with certain third parties;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	our planned level of capital expenditures;

●	our expectations regarding licensing, acquisitions and strategic partnering;

●	our expectations regarding the maintenance of our foreign private issuer status;

●	our expectations regarding the maintenance of our foreign private issuer status; and

●	the impact of government laws and regulations.

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

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

A.  Selected Financial Data.

The following tables summarize our financial data. We have derived the selected statements of operations data for the years ended December 31, 2017, 2018 and 2019 and the balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements included elsewhere in this annual report. The balance sheet data of December 31, 2017 have been derived from other audited financial statements not included in this Form 20-F. Our consolidated financial statements included in this annual report were prepared in accordance with IFRS, as issued by the IASB.

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

	Year ended December 31,
	2019	2018	2017
	USD in thousands except share and per share amounts
Statements of Operations Data:
Research and development expenses, net	$31,462	$22,045	$15,018
Commercial activities	4,692	-	-
General and administrative expenses	12,091	11,599	4,472
Operating loss	48,245	33,644	19,490
Financial expenses	3,325	20,259	718
Financial income	(17,149)	(1,042)	(1,197)
Loss before taxes on income	34,421	52,861	19,011
Taxes on income (benefit)	(70)	70	-
Net loss	34,351	52,931	19,011

Basic net loss per ordinary share	$1.17	$10.53	$27.56
Diluted net loss per ordinary share	$1.69	$10.53	$27.56

Weighted average number of ordinary shares, for the computation of basic loss	29,459,395	5,025,213	689,898
Weighted average number of ordinary shares, for the computation of diluted loss	29,655,823	5,025,213	689,898

	December 31,
	2019	2018	2017
	USD in thousands
Balance Sheet Data:
Cash and cash equivalents, Marketable securities and short-term deposits	$55,397	$60,689	$41,083
Working Capital	45,308	55,486	39,046
Total Assets	68,775	65,164	44,922
Total Shareholders’ Equity	34,983	24,687	22,956

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

We are a clinical-stage biopharmaceutical company. We have incurred net losses each year since our inception in 1998, including net losses of $34.4 million, $52.9 million and $19.0 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, we had an accumulated deficit of $203,564 million.

We have devoted substantially all our financial resources to designing and developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our ability to ultimately achieve recurring revenue and profitability, which we do not expect to occur for at least several years, is dependent upon our ability to successfully complete the development of our product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

We anticipate that our expenses will increase substantially based on a number of factors, including to the extent that we:

●	continue our clinical development of omidubicel, GDA-201 and our other product candidates;

●	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

●	identify, assess, acquire, license and/or develop other product candidates;

●	establish and validate our commercial-scale manufacturing facilities in accordance with current good manufacturing practices, or cGMP;

●	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

●	hire personnel and invest in additional infrastructure to support our operations as a public company and expand our product development;

●	enter into agreements to license intellectual property from, or to, third parties;

●	develop, maintain, protect and expand our intellectual property portfolio; and

●	experience any delays or encounter issues with respect to any of the above, including but not limited to, failed studies, complex results, safety issues or other regulatory challenges that require longer follow-up of existing studies, additional major studies or additional supportive studies in order to pursue marketing approval.

To date, we have financed our operations primarily through our public offerings of equity securities, private placements of equity securities and royalty-bearing grants that we received from the Israeli Innovation Authority, or the IIA, formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations, or grants. Even if we obtain regulatory approval to market one or more product candidates, our future revenue will depend upon the size of any markets in which such product candidates receive approval, and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payers for such product candidates. Further, the net losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. We may also incur other unanticipated costs from our operations.

We will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

Our audited consolidated financial statements for the year ended December 31, 2019 included elsewhere in this annual report, note that there is substantial doubt about our ability to continue as a going concern, absent sources of additional liquidity. In order to fund further operations, we will need to raise capital. We may seek these funds through a combination of private and public equity offerings, debt financings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. These conditions raise substantial doubt about our ability to continue as a going concern, and we will be required to raise additional funds, seek alternative means of financial support, or both, in order to continue operations. The accompanying audited consolidated financial statements have been prepared assuming that we will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. If we are unable to raise the requisite funds, we will need to curtail or cease operations.

Developing our product candidates is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates through preclinical studies and clinical development in an effort to obtain regulatory approval. We are conducting a Phase 3 clinical trial of our lead product candidate, omidubicel, for the treatment of hematologic malignancies. We expect to report top-line data in the second quarter of 2020. Assuming positive results from the Phase 3 clinical trial, we plan to seek regulatory approval for omidubicel in the United States and the European Union, and we may seek such approvals in other geographies. We also plan to continue our Phase 1/2 investigator-sponsored clinical trial of omidubicel for the treatment of severe aplastic anemia and our Phase 1 investigator-sponsored clinical trial of our GDA-201 product candidate for the treatment of relapsed or refractory non-Hodgkin lymphoma, or NHL, and multiple myeloma, or MM. We also incur additional ongoing costs associated with operating as a public company.

As of December 31, 2019, we had cash and cash equivalents, Marketable securities and short-term deposits of $55.4 million. We currently believe that our existing capital resources will be sufficient to meet our projected operating requirements into the fourth quarter of 2020. We will require significant additional financing in the future to fund our operations. Our future funding requirements will depend on many factors, including, but not limited to:

●	the progress, results and costs of our current and planned clinical trials of omidubicel and our other future product candidates;

●	the cost, timing and outcomes of regulatory review of omidubicel and our other future product candidates;

●	the costs of establishing and maintaining one or more of our planned commercial-scale cGMP manufacturing facilities, including the new facility in Kiryat Gat, Israel, and/or engaging third-party manufacturers;

●	the scope, progress, results and costs of product development, laboratory testing, manufacturing, preclinical development and clinical trials for any other product candidates that we may develop or otherwise obtain in the future;

●	the cost of our future activities, including establishing sales, marketing and distribution capabilities for any product candidates in any particular geography where we receive marketing approval for such product candidates;

●	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the level of revenue, if any, received from commercial sales of any product candidates for which we receive marketing approval.

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

Raising additional capital may cause dilution to our shareholders and our share price to fall, restrict our operations or require us to relinquish rights to our technologies or product candidates.

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

We have also entered into a Controlled Equity Sales Agreement, or the Sales Agreement under which we may offer and sell our ordinary shares having an aggregate gross sales price of up to $30 million from time to time through Cantor Fitzgerald & Co. Pursuant to the Sales Agreement and upon delivery of notice by the Company, Cantor may sell our ordinary shares under an “at the market offering”. The sale of a substantial amount of our ordinary shares in this manner may depress the market price for our ordinary shares.

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

We have no products approved for marketing in any jurisdiction, and we have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates. We do not anticipate generating revenue from product sales for at least the next several years. Our ability to generate future revenue from product sales will depend heavily on our ability to:

●	complete research and preclinical and clinical development of our product candidates in a timely and successful manner;

●	obtain regulatory approvals and marketing authorizations for those of our product candidates for which we complete clinical studies;

●	develop and obtain regulatory approval for a sustainable and scalable in-house and/or third-party manufacturing process that meets all applicable regulatory standards for our approved product candidates;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide adequate, in both amount and quality, products to support clinical development and the market demand for our product candidates, if and when approved;

●	launch and commercialize our product candidates for which we obtain regulatory and marketing approval, either directly by establishing a sales force, marketing and distribution infrastructure, and/or with collaborators or distributors;

●	expose, educate and train physicians and other medical professionals to use our products;

●	obtain market acceptance, if and when approved, of our product candidates from the medical community and third-party payers;

●	ensure procedures utilizing our product candidates are approved for coverage and adequate reimbursement from governmental agencies, private insurance plans, managed care organizations, and other third-party payers in jurisdictions where they have been approved for marketing;

●	address any competing technological and market developments that impact our product candidates or their prospective usage by medical professionals;

●	identify, assess, acquire and/or develop new product candidates;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;

●	avoid and defend against third-party interference, infringement or other intellectual property related claims;

●	attract, hire and retain qualified personnel; and

●	locate and lease or acquire suitable facilities to support our clinical development, manufacturing facilities and commercial expansion.

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

To date, we have deployed all our efforts and financial resources to: (i) research and develop our NAM, or nicotinamide, cell expansion platform, our lead product candidate, omidubicel, for the treatment of hematologic malignancies, and our other product candidates, including conducting preclinical and clinical studies and providing general and administrative support for these operations; and (ii) develop and secure our intellectual property portfolio for our product candidates. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for and commercialize one or more of our current and future product candidates. Our product candidates’ marketability is subject to significant risks associated with successfully completing current and future clinical trials and commercializing our product candidates that receive regulatory approval, including:

●	completion of our ongoing international, multicenter, randomized, pivotal Phase 3 clinical trial of omidubicel for the treatment of hematologic malignancies and the clinical trials of our other product candidates, and for any other product candidates for which we may file an Investigational New Drug, or IND, application, without which we would be unable to commence such clinical trials;

●	acceptance by the FDA, EMA or other regulatory agencies of our parameters for regulatory approval relating to omidubicel and our other product candidates, including our proposed indications, primary and secondary endpoint assessments and measurements, safety evaluations and regulatory pathways;

●	the acceptance by the FDA, EMA or other regulatory agencies of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies or clinical trials;

●	our ability to successfully complete the clinical trials of our product candidates, including timely patient enrollment and acceptable safety and efficacy data and our ability to demonstrate the safety and efficacy of the product candidates undergoing such clinical trials;

●	our ability to complete our Phase 3 clinical trial of omidubicel for the treatment of hematologic malignancies in the United States in a timely fashion, and that such single pivotal Phase 3 clinical trial, even if successfully completed, will be sufficient to support approval of a Biologics License Application, or BLA;

●	the acceptance by the FDA of the sufficiency of the data we collect from our preclinical studies and our investigator-sponsored Phase 1/2 clinical trial of omidubicel for the treatment of severe aplastic anemia and of GDA-201 for the treatment of NHL and MM;

●	the willingness of the FDA, EMA or other regulatory agencies to schedule an advisory committee meeting in a timely manner to evaluate and decide on the approval of our regulatory filings, if such advisory committee meetings are required;

●	the recommendation of the FDA’s advisory committee to approve our applications to market omidubicel and our other product candidates in the United States, and the EMA in the European Union, if such advisory committee reviews are scheduled, without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;

●	the satisfaction of the FDA, EMA or other regulatory agencies with the safety and efficacy of our product candidates;

●	the prevalence and severity of adverse events associated with our product candidates;

●	the timely and satisfactory performance by third-party contractors, trial sites and principal investigators of their obligations in relation to our clinical trials;

●	our success in educating medical professionals and patients about the benefits, administration and use of our product candidates, if approved;

●	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments for the indications addressed by our product candidates;

●	the effectiveness of our marketing, sales and distribution strategy, and operations, as well as that of any current and future licenses;

●	the extent to which third-party payers provide coverage and adequate reimbursement for procedures utilizing our products;

●	our ability to develop, validate and maintain a commercially viable manufacturing process that is compliant with cGMP;

●	our ability to obtain, maintain, protect and enforce our intellectual property rights with respect to our product candidates and to regulatory guidelines.

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

The research, development, testing, manufacturing, labeling, packaging, approval, promotion, advertising, storage, recordkeeping, marketing, distribution, post-approval monitoring and reporting and export and import of drug products are subject to extensive regulation by the FDA, the EMA and by regulatory authorities in other countries. These regulations differ from country to country. To gain approval to market our product candidates, we must provide data from well-controlled clinical trials that adequately demonstrate the safety and efficacy of the product for the intended indication to the satisfaction of the FDA, EMA or other regulatory authority. We have not yet obtained regulatory approval to market any of our product candidates in the United States or any other country. The FDA, EMA or other regulatory agencies can delay, limit or deny approval of our product candidates for many reasons, including:

●	regulatory requests for additional analyses, reports, data, non-clinical and preclinical studies and clinical trials;

●	our inability to demonstrate that the product candidates are safe and effective for the target indication to the satisfaction of the FDA, EMA or other regulatory agencies;

●	the FDA’s, EMA’s, or other regulatory agencies’ disagreement with our clinical trial protocol, the interpretation of data from preclinical studies or clinical trials, or adequacy of the conduct and control of clinical trials;

●	clinical holds, other regulatory objections to commencing or continuing a clinical trial or the inability to obtain regulatory approval to commence a clinical trial in countries that require such approvals;

●	the population studied in the clinical trial may not be sufficiently broad or representative to assess safety in the patient population for which we seek approval;

●	unfavorable or inconclusive results of clinical trials and supportive non-clinical studies, including unfavorable results regarding safety or efficacy of our product candidates observed in clinical trials;

●	our inability to demonstrate that clinical or other benefits of our product candidates outweigh any safety or other perceived risks;

●	any determination that a clinical trial presents unacceptable health risks to subjects;

●	our inability to obtain approval from institutional review boards, or IRBs, to conduct clinical trials at their respective sites;

●	the non-approval of the formulation, labeling or the specifications of our product candidates;

●	the failure to accept the manufacturing processes or facilities at our manufacturing site or those of third-party manufacturers with which we contract;

●	the potential for approval policies or regulations of the FDA, EMA or other regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval; or

●	resistance to approval from the advisory committees of the FDA, EMA or other regulatory agencies for any reason including safety or efficacy concerns.

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Bone marrow transplant and cell-based therapies that appear promising in the early phases of development may fail to reach the market. Further, a failure of one or more of our clinical trials can occur at any time during the clinical trial process. We do not know whether future clinical trials, if any, will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed, suspended or terminated for a variety of reasons, including failure to:

●	generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

●	obtain regulatory approval, or feedback on trial design, in order to commence a trial;

●	identify, recruit and train suitable clinical investigators;

●	reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among CROs and clinical trial sites, and have such CROs and sites effect the proper and timely conduct of our clinical trials;

●	obtain and maintain IRB approval at each clinical trial site;

●	identify, recruit and enroll suitable patients to participate in a trial;

●	have a sufficient number of patients complete a trial or return for post-treatment follow-up;

●	ensure clinical investigators and clinical trial sites observe trial protocol or continue to participate in a trial;

●	address any patient safety concerns that arise during the course of a trial;

●	address any conflicts with new or existing laws or regulations;

●	add a sufficient number of clinical trial sites;

●	manufacture sufficient quantities at the required quality of product candidate for use in clinical trials; or

●	raise sufficient capital to fund a trial.

We may also experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

●	we may receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;

●	clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon development programs;

●	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●	regulators or IRBs may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site or amend a trial protocol;

●	we may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites and CROs;

●	we or our investigators might have to suspend or terminate clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements, a finding that our product candidates have undesirable side effects or other unexpected characteristics, or a finding that the participants are being exposed to unacceptable health risks;

●	the cost of clinical trials of our product candidates may be greater than we anticipate;

●	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

●	there may be changes in government regulations or administrative actions;

●	our product candidates may have undesirable adverse effects or other unexpected characteristics;

●	we may not be able to demonstrate that a produce candidate’s clinical and other benefits outweigh its safety risks;

●	we may not be able to demonstrate that a product candidate provides an advantage over current standards of care of future competitive therapies in development;

●	regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate; and

●	any future collaborators that conduct clinical trials may face any of the above issues, and may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

We may also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the trial’s data safety monitoring board, by the FDA, EMA or other regulatory agencies. Such authorities may suspend or terminate one or more of our clinical trials due to a number of factors, including our failure to conduct the clinical trial in accordance with relevant regulatory requirements or clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA or other regulatory agencies resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In particular, while we currently expect to report topline data in the second quarter of 2020 for our Phase 3 clinical trial evaluating transplantation with omidubicel compared to standard umbilical cord blood, no assurance can be given that we will be able to maintain that timing.

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

Results from preclinical studies or early stage clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. For example, based on the results of our Phase 1/2 clinical trials of omidubicel for the treatment of hematologic malignancies, we received Breakthrough Therapy Designation for omidubicel in the United States from the FDA, and we are conducting the Phase 3 clinical trial with the same eligibility criteria and endpoints as our Phase 1/2 clinical study to confirm the superiority of omidubicel over standard umbilical cord blood. However, our Phase 3 clinical trial may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical and previous clinical studies. This failure could cause us to abandon further development of omidubicel in this indication, which is currently our most advanced product candidate.

There is a high failure rate for product candidates proceeding through clinical trials. Many companies in the pharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, including conclusions about relapse rates in connection with use of omidubicel or other product candidates that are based on small sample sizes of data, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including due to changes in regulatory policy during the period of our product candidate development. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Frequently, product candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later clinical trials.

Interim, “topline” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, “top-line” or preliminary data from our clinical studies. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or “top-line” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data previously published. In addition, successful results in one or a few patients may not be indicative of the final results after completion of treatment of all patients in a clinical trial. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse changes between preliminary or interim data and final data could significantly harm our business prospects.

The success of our NAM technology platform and our product candidates is substantially dependent on developments within the emerging field of cellular therapies, some of which are beyond our control.

Our NAM expansion technology platform and our product candidates are designed to increase the therapeutic functionality of cell therapy products, which represents a novel development within the field of cellular therapeutics. Stem cell therapies in turn represent a relatively new therapeutic area that presents a number of scientific, clinical, regulatory and ethical challenges. Any adverse developments in the field of stem cell therapies generally, and in the practice of hematopoietic stem cell transplant in particular, will negatively impact our ability to develop and commercialize our product candidates. In particular, we currently anticipate that omidubicel and any additional product candidates that we develop from our NAM technology platform would be adopted into the current standard of care for hematopoietic stem cell transplant, or HSCT procedures. If the market for HSCT procedures declines or fails to grow at anticipated levels for any reason, or if the development and commercialization of therapies targeted at the underlying cause of diseases addressed by omidubicel obviate the need for patients to undergo HSCT procedures, our business prospects will be significantly harmed.

Because our product candidates are based on novel technologies, it is difficult to predict the time and cost of development and our ability to successfully complete clinical development of these product candidates and obtain the necessary regulatory approvals for commercialization.

Our product candidates are based on our novel NAM technology platform, and unexpected problems related to this new technology may arise that can cause us to delay, suspend or terminate our development efforts. Regulatory approval of novel product candidates such as ours can be more expensive and take longer than for other more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to our and regulatory agencies’ lack of experience with them. Stem cell therapies represent a relatively new therapeutic area, and the FDA has cautioned consumers about potential safety risks associated with these therapies. To date, there are relatively few approved stem cell products.

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

As an organization, we have never completed pivotal clinical trials, and we may be unable to do so for any product candidates we may develop, including completing our pivotal Phase 3 clinical trial for omidubicel.

We will need to successfully complete pivotal clinical trials in order to obtain the approval of the FDA, EMA or other regulatory agencies to market omidubicel or any of our other product candidates. Carrying out later-stage clinical trials and the submission of a successful BLA is a complicated process. As an organization, we have not previously completed any later stage or pivotal clinical trials and have limited experience in preparing, submitting and prosecuting regulatory filings. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to BLA submission and approval of omidubicel. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing omidubicel.

We may find it difficult to enroll patients in our clinical studies, which could delay or prevent us from proceeding with clinical trials.

Identifying and qualifying patients to participate in clinical studies of our product candidates is critical to our success. The timing of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment. Patient enrollment and retention in clinical trials depends on many factors, including the size of the patient population, the nature of the trial protocol, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the existing body of safety and efficacy data with respect to the study drug, the number and nature of competing treatments and ongoing clinical trials of competing drugs for the same indication, the proximity of patients to clinical sites, clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any drugs that may be approved for the indications we are investigating, the eligibility criteria for the study, our ability to obtain and maintain patient consents and the risk that patients enrolled in clinical trials will drop out of the trials before completion. For example, patients may prefer to undergo treatment with stem cell transplantation with cells sourced from matched related donors, matched unrelated donors or haploidentical donors, as opposed to being treated with omidubicel, which would adversely affect the enrollment of our clinical trials.

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

Further, patients with the diseases targeted by our product candidates are often already in severe and advanced stages of disease and have both known and unknown significant pre-existing and potentially life-threatening health risks. Infusion reactions have also been reported in approximately 3% of patients treated with omidubicel. Additional serious adverse events reported as related to omidubicel, which each occurred in 3% of patients, included elevated liver enzymes, hypertension, and low platelets. During the course of treatment, patients may suffer adverse events, including death, for reasons that may be related to our product candidates. In our Phase 1/2 clinical trial of omidubicel for the treatment of sickle cell disease, or SCD, which is a chronic illness, two of the patients died: one due to chronic graft versus host disease, or GvHD, and the other due to secondary graft failure. In our Phase 1/2 trial of omidubicel for the treatment of hematologic malignancies, approximately 10% of patients who received omidubicel experienced serious GvHD. In our Phase 1 clinical trial of GDA-201, adverse events included one patient who died of E. coli sepsis. There was also a low level of sporadic engraftment failures. Such events could subject us to costly litigation, require us to pay substantial amounts of money to injured patients, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market our products, or require us to suspend or abandon our commercialization efforts.

Even in a circumstance in which we do not believe that an adverse event is related to our products, the investigation into the circumstance may be time-consuming or inconclusive. For instance, allogeneic bone marrow transplant, the area in which omidubicel is being used, is associated with serious complications, including death. In addition, there are expected toxicities for patients who receive an allogeneic bone marrow transplant, such as infertility. Thus, while not directly associated with omidubicel, there are attendant risks with the space in which our product candidates operate, and any related investigations may interrupt our development and commercialization efforts, delay our regulatory approval process, or impact and limit the type of regulatory approvals our product candidates receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including, but not limited to:

●	regulatory authorities may suspend or withdraw approvals of such product;

●	regulatory authorities may require additional warnings on the label, such as a “black box” warning or contraindication;

●	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

●	we may be required to create a REMS, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;

●	we may be required to recall a product, change the way a product candidate is administered or conduct additional clinical trials;

●	we could be sued and held liable for harm caused to patients;

●	the product may become less competitive; and

●	our reputation may suffer.

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

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

●	issue warning letters;

●	impose civil or criminal penalties;

●	suspend or withdraw regulatory approval;

●	suspend any of our clinical studies;

●	refuse to approve pending applications or supplements to approved applications submitted by us;

●	impose restrictions on our operations, including closing our contract manufacturers’ facilities; or

●	seize or detain products, or require a product recall.

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

We have obtained Breakthrough Therapy Designation for omidubicel for the treatment of hematologic malignancies and may receive it in the future if the clinical data support such a designation for one or more of our other product candidates. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug, or biologic, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Biologics designated as breakthrough therapies by the FDA may also be eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our current or future product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for omidubicel for the treatment of hematologic malignancies may not result in a faster development process, review or approval compared to drugs considered for approval under non-expedited FDA review procedures and does not assure ultimate approval by the FDA. In addition, the FDA may later decide that the product no longer meets the conditions for qualification.

We may be unable to maintain the benefits associated with orphan drug designations that we have obtained, including market exclusivity, which may cause our revenue, if any, to be reduced.

We have obtained orphan drug designation for omidubicel from the FDA and the EMA for the treatment of hematologic malignancies, and we may pursue orphan drug designation for certain of our future product candidates. Under the Orphan Drug Act, the FDA may designate a drug or biologic product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products, or COMP, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

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

Even though we have obtained orphan drug designation for omidubicel from the FDA and the EMA for the treatment of hematologic malignancies, we may not be the first to obtain marketing approval for such indication due to the uncertainties associated with developing pharmaceutical products. Further, orphan drug exclusivity may not effectively protect the product candidate from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA or EMA can subsequently approve the same drug with the same active moiety for the same condition if the FDA or EMA concludes that the later drug is clinically superior in that it is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug or biologic nor gives the drug or biologic any advantage in the regulatory review or approval process.

Enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the United States, the European Union and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private payers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

●	an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

●	new requirements to report certain financial arrangements with physicians and teaching hospital personnel including transplant teams, including reporting “transfers of value” made or distributed to physicians, as defined by such law, and reporting investment interests held by physicians and their immediate family members;

●	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

●	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

●	a licensure framework for follow on biologic products;

●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

●	establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, tax legislation enacted on December 22, 2017, titled “an Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018,” or the Tax Act, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical devices and effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019 the U.S. Court of Appeals for the 5th circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA or our business or financial condition.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, led to aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2029 unless additional action is taken by Congress. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other health care funding, which could negatively affect our customers and accordingly, our financial operations.

Moreover, payment methodologies are subject to changes in healthcare legislation and regulatory initiatives. For example, CMS has developed value-based payment models for a variety of care settings, including the inpatient prospective payment system used for reimbursing inpatient hospital services. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under government payer programs, and review the relationship between pricing and manufacturer patient programs. The Trump administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, on May 11, 2018, President Trump laid out his administration’s “Blueprint” to reduce the cost of prescription drugs while preserving innovation and cures. The Department of Health and Human Services, or HHS, solicited feedback on some of these measures and, has immediately implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. The final rule codified CMS’s policy change that was effective January 1, 2019. Although a number of these, and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third- party payers or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

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

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payers, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payers, patient organizations and customers, may expose us to broadly applicable fraud and abuse, privacy and security and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Such laws include:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under any U.S. federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	the U.S. federal civil and criminal false claims, including the civil False Claims Act, which prohibit, among other things, including through civil whistleblower or qui tam actions, and civil monetary penalties laws which prohibit individuals or entities from knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. Pharmaceutical manufacturers can cause false claims to be presented to the U.S. federal government by engaging in impermissible marketing practices, such as the off-label promotion of a product for an indication for which it has not received FDA approval. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

●	the Health Insurance Portability and Accountability Act, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy and security of individually identifiable health information of covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as their business associates, independent contractors of a covered entity that perform certain services involving the use or disclosure of individually identifiable health information on their behalf;

●	the Food Drug and Cosmetic Act, or the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

●	the U.S. Public Health Service Act, which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product;

●

the U.S. Physician Payments Sunshine Act and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the government information related to certain payments and other transfers of value to physicians as defined by such law and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

●	analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payer, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts;

●	the U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, U.S. companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to non-U.S. government officials, employees of public international organizations and non-U.S. government owned or affiliated entities, candidates for non-U.S. political office, and non-U.S. political parties or officials thereof; and

●	similar healthcare laws and regulations in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

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

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

●	changes to manufacturing methods;

●	change in protocol design;

●	additional treatment arm (control);

●	recall, replacement, or discontinuance of one or more of our products; and

●	additional recordkeeping.

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

Doctors may recommend that patients undergo stem cell transplantation using cells from matched related donors, matched or mismatched unrelated donors, haploidentical donors or unmodified umbilical cord blood instead of using omidubicel or our other NAM-derived product candidates. In addition, there are several clinical-stage development programs that seek to improve umbilical cord blood transplantation through the use of ex vivo expansion technologies to increase the quantity of hematopoietic stem cells for use in HSCT or the use of ex vivo differentiation technologies to increase the quantity of hematopoietic progenitor cells for use in HSCT. We are aware of several other companies with product candidates in various stages of development for allogeneic HSCT grafts, including Magenta Therapeutics, Inc., Kiadis Pharma NV, ExCellThera and Bellicum Pharmaceuticals Inc., and for NK cells, including AbbVie Inc., Takeda Pharmaceutical Company Limited, Fate Therapeutics, Inc. and Ziopharm Oncology, Inc. In addition, many universities and private and public research institutes may develop technologies of interest to us but license them to our competitors. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, technologies and drug products that are more effective or less costly than omidubicel or any other product candidates that we are currently developing or that we may develop, which could render our products obsolete and noncompetitive.

We believe that our ability to successfully compete will depend on, among other things:

●	the results of our preclinical studies and clinical trials;

●	our ability to recruit and enroll patients for our clinical trials;

●	the efficacy, safety and reliability of our product candidates;

●	the speed at which we develop our product candidates;

●	our ability to design and successfully execute appropriate clinical trials;

●	our ability to protect, develop and maintain intellectual property rights related to our products;

●	our ability to maintain a good relationship with regulatory authorities;

●	the timing and scope of regulatory approvals, if any;

●	our ability to commercialize and market any of our product candidates that receive regulatory approval;

●	market perception and acceptance of stem cell therapeutics;

●	acceptance of our product candidates by physicians and institutions that perform HSCT procedures;

●	the price of our products;

●	coverage and adequate levels of reimbursement under private and governmental health insurance plans, including Medicare; and

●	our ability to manufacture and sell commercial quantities of any approved products to the market.

If our competitors market products that are more effective, safer or less expensive than our future products, if any, or that reach the market sooner than our future products, if any, we may not achieve commercial success. Any inability to successfully compete effectively will adversely impact our business and financial prospects.

Even if we obtain and maintain approval for omidubicel or our other product candidates from the FDA, we may never obtain approval outside of the United States, which would limit our market opportunities and adversely affect our business.

Approval of a product candidate in the United States by the FDA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by non-U.S. regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA. However, the failure to obtain approval from the FDA or other regulatory authorities may negatively impact our ability to obtain approval in non-U.S. countries. Sales of omidubicel or our other product candidates outside of the United States will be subject to the regulatory requirements of other jurisdictions governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities in other countries also must approve the manufacturing and marketing of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for our product candidates, if approved, is also subject to approval.

We intend to submit a marketing authorization application to the EMA for approval of omidubicel in the European Union, but obtaining such approval from the European Commission following the opinion of the EMA is a lengthy and expensive process. Even if a product candidate is approved, the applicable regulatory agency may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and the European Union also have requirements for approval of product candidates with which we must comply prior to marketing in those countries. Obtaining non-U.S. regulatory approvals and compliance with non-U.S. regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries.

Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Also, regulatory approval for a product candidate may be withdrawn. If we fail to comply with the regulatory requirements, our target market will be reduced and our ability to realize the full market potential omidubicel or our other product candidates will be harmed and our business, financial condition, results of operations and prospects will be adversely affected.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

We initially intend to seek marketing approval for omidubicel for the treatment of hematologic malignancies. We will train our marketing and sales personnel to not promote our products, if approved, for any other uses outside of any FDA-cleared indications for use, known as “off-label use.” We cannot, however, prevent a physician from using our products off-label, when in the physician’s independent professional medical judgment, he or she deems it appropriate. As a result, there may be increased risk of injury to patients if physicians attempt to use our products for these uses for which they are not approved. Furthermore, the use of our products for indications other than those approved by the FDA or any non-U.S. regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

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

Collection and use of data, including personal information, is governed by restrictive regulations that could lead to government enforcement actions, private litigation, adverse publicity, or other adverse actions that could negatively affect our operating results of business

The collection and use of personal health data in the European Union are governed by the provisions of the General Data Protection Regulation ((EU) 2016/679), or GDPR. This legislation imposes requirements relating to (a) having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area including to the United States, (b) providing details to those individuals regarding the processing of their personal information, (c) keeping personal information secure and confidential, (d) having data processing agreements with third parties who process personal information, (e) responding to individuals’ requests to exercise their rights in respect of their personal information, (f) reporting security breaches involving personal data to the competent national data protection authority and, possibly, affected individuals, (g) appointing data protection officers, (h) conducting data protection impact assessments and (i) record-keeping. The GDPR imposes additional responsibilities and liabilities in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. Further, the GDPR prohibits the transfer of personal data to countries outside the European Economic Area, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, they are subject to legal challenges and uncertainty regarding compliance with the European Union data protections laws. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the European Union may result in substantial fines (up to or the great of €20 million or 4% of annual global revenue), other administrative penalties and civil claims being brought against us, which could have a material adverse effect on our business, results of operations and financial condition. Such civil claims, based on a private right of actions in the GDPR, allow data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

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

We have relied upon, and plan to continue to rely upon, third-party vendors, including CROs, to monitor and manage data for our ongoing preclinical studies and clinical trials. We rely on these parties for execution of our preclinical studies and clinical trials, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the vendors and CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with good clinical practice, or GCP, cGMP, the Helsinki Declaration, the International Council for Harmonization Guideline for Good Clinical Practice, applicable European Commission Directives on Clinical Trials, laws and regulations applicable to clinical trials conducted in other territories, good laboratory practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or EEA, and comparable regulatory authorities for all our product candidates in clinical development as well as rules and regulations regarding the collection and use of personal data such as the GDPR. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, including GCP and cGMP regulations, the clinical data generated in our clinical studies may be deemed unreliable and the FDA, EMA or comparable regulatory authorities may require us to perform additional clinical studies before approving our marketing applications. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.

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

Even following our establishment of our own planned cGMP-compliant manufacturing capabilities, we intend to continue to rely on third-party suppliers for these raw materials and pieces of equipment, which will expose us to risks including:

●	failure of any supplier to become or maintain its status as a cGMP-compliant manufacturer of raw materials, which status is a prerequisite to our attainment of a BLA for omidubicel and our other product candidate;

●	termination or nonrenewal of supply or service agreements with third parties in a manner or at a time that is costly or damaging to us; and

●	disruptions to the operations of our third-party suppliers and service providers caused by conditions unrelated to our business or operations, including the bankruptcy of the supplier or service provider.

We may incur difficulties as a result of unforeseen or catastrophic events, including the recent outbreak of the Wuhan coronavirus

The occurrence of unforeseen or catastrophic events such as terrorist attacks, extreme terrestrial or solar weather events or other natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), could create economic and financial disruptions, and could lead to operational difficulties that could impair our ability to manage our business. In particular, the current outbreak of novel coronavirus (2019-nCov) that was first reported from Wuhan, China, on December 31, 2019, presents concerns that may dramatically affect our ability to conduct our business effectively, including, but not limited to, our inability to attend certain industry-related conferences in the affected region and inability to carry out studies in the affected region. The trajectory of the coronavirus remains uncertain and it is becoming increasingly plausible, notwithstanding the travel restrictions and quarantines already imposed by China and other countries, that our business, including the livelihood of our employees and customers upon both of which our business relies, may be directly afflicted.

We expect to utilize a third party to conduct our product manufacturing, in whole or in part, for the next three to five years. Therefore, we are subject to the risk that this third party may not perform satisfactorily.

Until such time as we establish a manufacturing facility that has been properly validated to comply with FDA cGMP requirements, we will not be able to independently manufacture sufficient material for our planned clinical programs or commercialization thereof upon receipt of regulatory approval. Although we currently produce omidubicel and our other product candidate at our Jerusalem, Israel, facility, we currently rely on only one third-party manufacturer, Lonza Walkersville, Inc., or Lonza U.S., for a portion of the production of omidubicel for our ongoing clinical trials. In the event that this third-party manufacturer does not successfully carry out its contractual duties, meet expected deadlines or manufacture omidubicel in accordance with regulatory requirements, or if there are disagreements between us and this third-party manufacturer, we may not be able to complete, or may be delayed in completing, the clinical trials required for approval of omidubicel. In such instances, we may need to locate an appropriate replacement third-party relationship, which may not be readily available or available on acceptable terms, which could cause delay or increased expense prior to the approval of omidubicel and could thereby have a material adverse effect on our business, financial condition and results of operations.

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

Any of these events could lead to clinical trial delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize omidubicel or our other product candidates if and when regulatory approval is obtained. Some of these events could be the basis for FDA action, including injunction, recall, seizure or total or partial suspension of product manufacture.

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

We face a variety of challenges and uncertainties associated with our dependence on the availability of human umbilical cord blood units, or CBUs, at cord blood banks for the manufacture of omidubicel.

CBUs are one of the raw materials for the manufacture of omidubicel. The CBUs currently used in the manufacture of omidubicel are procured directly by the clinical cell processing facilities from cord blood banks, which hold more than 800,000 CBUs that were donated, processed and cryopreserved. However, the availability of CBUs for the manufacture of omidubicel depends on a number of regulatory, political, economic and technical factors outside of our control, including:

●	government policies relating to the regulation of CBUs for clinical use;

●	the availability of government funding for cord blood banks;

●	Pregnancy and birth rates and willingness of mother to consent to the donation of CBUs, and the terms of such consent;

●	individual cord blood bank policies and practices relating to CBU acquisition and banking;

●	the pricing of CBUs;

●	the methods used in searching for and matching CBUs to patients, which involve emerging technology related to current and future CBU parameters that guide the selection of an appropriate CBU for transplantation; and

●	methods for the procurement and shipment of CBUs and their handling and storage at clinical sites.

Additionally, we do not have control over the supply, availability, price or types of CBUs that these third parties use in the manufacture of omidubicel. We rely heavily on these clinical cell processing facilities to procure CBUs from cord blood banks that are compliant with government regulations and within the current standard of care. In addition, we may identify specific characteristics of CBUs, such as their volume and red blood cell content that may limit their ability to be used to manufacture omidubicel even though these CBUs may otherwise be suitable for use in allogeneic transplant. As a result, the requirement for CBUs to meet our specifications may limit the potential inventory of CBUs eligible for use in the manufacture of omidubicel. There is a large variability in the tests, methods and equipment utilized by the cord blood banks in the testing of the CBUs before storage. This could be resulted in CBUs that would be found unsuitable for production after their arrival to the manufacturing site.

In the United States, cord blood banks are required to file a BLA and to meet certain continued regulatory requirements, in order to bank and provide CBUs for transplantation. Despite this requirement, most of the cord blood banks in the United States are not licensed. Additionally, CBUs from a cord blood bank that maintains a BLA are considered to be licensed and have a product label describing their intended use only from the time the license was provided by the FDA. While the FDA currently allows unlicensed CBUs to be used for transplantation and we have used unlicensed CBUs in the manufacture of omidubicel for our clinical trials, the FDA may later prohibit the use of unlicensed CBUs for transplantation. Additionally, although CBUs from non-U.S. cord blood banks, which are generally unlicensed, are currently available in the United States for use in transplantation and we have used CBUs from non-U.S. cord blood banks in our clinical trials, changes in U.S. and non-U.S. regulations may prohibit or limit the future use of non-U.S. CBUs in the United States. Any inability to procure adequate supplies of CBUs will adversely impact our ability to develop and commercialize omidubicel.

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

Further, the patent position of biopharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unsettled. This renders the patent prosecution process particularly expensive and time-consuming. There is no assurance that all potentially relevant prior art relating to our patent applications has been found and that there are no material defects in the form, preparation, or prosecution of our patent applications, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our product candidates, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad, which may result in such patents being narrowed, found unenforceable or invalidated. For example, we may be subject to a third party pre-issuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or become involved in post-grant review procedures, oppositions, derivations, reexaminations, inter parts review, or IPR, or interference proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our product candidates, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

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

Although we expect all our employees and consultants and other third parties who may be involved in the development of intellectual property for us to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that we have entered into such agreements with all applicable third parties or that all such agreements have been duly executed. Even if we have entered into such agreements, we cannot assure you that our counterparties will comply with the terms of such agreements or that the assignment of intellectual property rights under such agreements is self-executing. We may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel.

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

For example, on September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO has developed new and untested regulations and procedures to govern the full implementation of the Leahy-Smith Act and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions only became effective in March 2013. Prior to March 2013, in the United States, the first to invent was entitled to the patent. As of March 2013, assuming the other requirements for patentability are met, the first to file a patent application is generally entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. The Leahy-Smith Act has also introduced procedures making it easier for third parties to challenge issued patents, as well as to intervene in the prosecution of patent applications. Finally, the Leahy-Smith Act contains new statutory provisions that require the USPTO to issue new regulations for their implementation, and it may take the courts years to interpret the provisions of the new statute. It is too early to tell what, if any, impact the Leahy-Smith Act will have on the operation of our business and the protection and enforcement of our intellectual property. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. Further, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have owned or licensed or that we might obtain in the future. Any inability to obtain, enforce, and defend patents covering our proprietary technologies would materially and adversely affect our business prospects and financial condition.

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

It is inherently difficult to conclusively assess our freedom to operate without infringing on or otherwise violating third-party rights. Our competitive position may suffer if patents issued to third parties or other third-party intellectual property rights cover our product candidates or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our product candidates. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, including treble damages and attorneys’ fees if we are found to have willfully infringed, we may be forced to cease the development and commercialization of and otherwise abandon our product candidates, or we may need to seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all. Even if we were able to obtain such a license, it could be granted on non-exclusive terms, thereby providing our competitors and other third parties access to the same technologies licensed to us.

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

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all our expected significant non-U.S. markets. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to make products that are similar to our product candidates but that are not covered by the claims of the patents that we own;

●	we might not have been the first to invent the inventions covered by our patents or the first to file patent applications covering our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our pending patent applications will not lead to issued patents;

●	issued patents that we own may be held invalid or unenforceable as a result of legal challenges by our competitors;

●	issued patents that we own may not provide coverage for all aspects of our product candidates in all countries;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable; and

●	the patents of others may have an adverse effect on our business.

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

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular product candidates may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. For instance, we made the decision to prioritize the development of omidubicel for the treatment of hematologic malignancies over SCD because omidubicel is at a more advanced stage of development, while our sickle cell program remains exploratory. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, in particular for our lead product candidate, our business, financial condition and results of operations could be materially adversely affected.

We may not be successful in our efforts to identify, discover or license additional product candidates.

Although a substantial amount of our effort will focus on the continued clinical testing, potential approval and commercialization of omidubicel, the success of our business also depends upon our ability to identify, discover or license additional product candidates. Our research programs or licensing efforts may fail to yield additional product candidates for clinical development for a number of reasons, including but not limited to the following:

●	our research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;

●	we may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;

●	our product candidates may not succeed in preclinical or clinical testing;

●	our product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;

●	competitors may develop alternatives that render our product candidates obsolete or less attractive;

●	product candidates we develop may be covered by third parties’ patents or other exclusive rights;

●	the market for a product candidate may change during our development program so that such product may become unprofitable to continue to develop;

●	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

●	a product candidate may not be accepted as safe and effective by patients, the medical community, or third-party payers.

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

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from a variety of causes, including computer viruses, malware, intentional or accidental mistakes or errors by users with authorized access to our computer systems, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, or attachments to emails. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers, non-U.S. governments, extra-state actors and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss or compromise of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of our drug candidates could be delayed. Further, any breach, loss or compromise of clinical study participant personal data may also subject us to civil fines and penalties, including under GDPR and relevant member state law in the European Union, or, potentially, other relevant state and federal privacy laws in the United States.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyber-attacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data. We can provide no assurance that our current IT systems, software, or third party services, or any updates or upgrades thereto will be fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt our IT systems to accommodate these changes. We have experienced and expect to continue to experience attempted cyber-attacks of our IT networks. Although none of these attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future.

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

Other than our headquarters and other operations which are located in Israel (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We plan to retain sales representatives and third-party distributors and conduct physician, infectious disease specialist, hospital pharmacist and patient association outreach activities, as well as clinical trials, outside of the United States, EU and Israel. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits, and licenses;

●	failure by us to obtain regulatory approvals for the use of our product candidates in various countries;

●	additional potentially relevant third-party patent or other intellectual property rights;

●	complexities and difficulties in obtaining protection and enforcing our intellectual property;

●	difficulties in staffing and managing international operations;

●	complexities associated with managing multiple payer reimbursement regimes, government payers, prince controls or patient self-pay systems;

●	limits in our ability to penetrate international markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

●	natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

●	certain expenses including, among others, expenses for travel, translation and insurance; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act its books and records provisions, or its anti-bribery provisions.

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

We are exposed to the risk of fraud or other misconduct by our employees and independent contractors. Misconduct by these parties could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee and independent contractor misconduct could also involve the improper use of information obtained in the course of clinical trials, including individually identifiable information, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of product candidates. If our operations are found to be in violation of any of these laws, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

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

We are vulnerable to interest rate risk with respect to the grants received from the Israel Innovation Authority

Since our incorporation, we have received grants from the IIA relating to various projects. No royalties have been paid to the IIA in respect of any grant. Our total outstanding obligation to the IIA, respectively, including the interest accrued through December 31, 2019, amounts to approximately $33.4 million.

The United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA. Management continues to monitor the status and discussions regarding LIBOR. We are not yet able to reasonably estimate the expected impact.

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

We currently have limited marketing and sales organization. If we are unable to establish adequate sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product revenue.

Although we recently hired a chief commercialization officer to lead our efforts to commercialize omidubicel should it receive regulatory approval, we currently have limited sales and marketing organization, and we have limited experience selling and marketing our product candidates. To successfully commercialize any product candidates that may result from our development programs, we will need to develop these capabilities, either on our own or with others. If our product candidates receive regulatory approval, we intend to establish a sales and marketing organization independently or by utilizing experienced third parties with technical expertise and supporting distribution capabilities to commercialize our product candidates in major markets, all of which will be expensive, difficult and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact our ability to commercialize our product candidates.

Further, our initial estimate of the size of the required sales force may be materially more or less than the size of the sales force actually required to effectively commercialize our product candidates. As such, we may be required to hire sales representatives and third-party distributors to adequately support the commercialization of our product candidates, or we may incur excess costs if we hire more sales representatives than necessary. With respect to certain geographical markets, we may enter into collaborations with other entities to utilize their local marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. We also may enter into collaborations with large pharmaceutical companies to develop and commercialize product candidates. If our future collaborators do not commit sufficient resources to develop and commercialize our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We may compete with companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Our efforts to educate the medical community, including physicians, hospital pharmacists and infectious disease specialists, and third-party payers on the benefits of our product candidates may require significant resources and may never be successful. If any of our product candidates are approved, but fail to achieve market acceptance among physicians, patients or third-party payers, we will not be able to generate significant revenue from such product, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Delays in establishing and obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.

We intend to establish our own cGMP compliant manufacturing facility. Building our own manufacturing facility will require additional investment, will be time-consuming and may be subject to delays, including because of shortage of labor or compliance with regulatory requirements. In addition, building a manufacturing facility may cost more than we currently anticipate. Delays or problems in the build out of our manufacturing facility may adversely impact our ability to provide supply for the development and commercialization of omidubicel as well as our financial condition.

Before we can begin to commercially manufacture omidubicel or any product candidate, whether in a third-party facility or in our own facility, once established, we must obtain regulatory approval from FDA for our manufacturing process and facility. A manufacturing authorization must also be obtained from the appropriate regulatory authorities in the European Union, Israel and worldwide. In addition, we must pass a pre-approval inspection of our manufacturing facility by the FDA before omidubicel or any product candidate can obtain marketing approval. In order to obtain approval, we will need to ensure that all our processes, methods and equipment are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers is found to be out of compliance with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or while we work to identify suitable replacement vendors. For example, a recent cGMP audit by the Israeli Ministry of Health, or MOH, of the manufacturing process in the facility of our contract manufacturer of omidubicel resulted in certain critical observations, which we have been working with our contract manufacturer to address. There can be no guarantee, however, that future inspections by regulatory authorities of our manufacturing facilities or those of our contract manufacturers will result in MOH’s agreement that these critical observations have been resolved or that similar inspectional observations will not be identified. If we do not demonstrate to the satisfaction of the applicable regulator that our manufacturing facilities, or those of our contract manufacturers, are in compliance with applicable requirements, we may be materially delayed in the development of our product candidates, which would materially harm our business. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell any product candidate that we may develop.

If we receive marketing approval for our product candidates, sales will be limited unless the product achieves broad market acceptance by physicians, patients, third-party payers, hospital pharmacists, infectious disease specialists and others in the medical community.

The commercial success of our product candidates will depend upon the acceptance of the product by the medical community, including physicians, patients, healthcare payers, hospital personnel including transplant teams, l pharmacists and infectious disease specialists. The degree of market acceptance of any approved product will depend on a number of factors, including:

●	the demonstration of clinical safety and efficacy of our product candidates in clinical trials;

●	the efficacy, potential and perceived advantages of our product candidates over alternative treatments;

●	the prevalence and severity of any adverse side effects;

●	product labeling or product insert requirements of the FDA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

●	distribution and use restrictions imposed by the FDA or agreed to by us as part of a mandatory or voluntary risk management plan;

●	our ability to obtain third-party payer coverage and adequate reimbursement for our products;

●	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage;

●	the demonstration of the effectiveness of our product candidates in reducing the cost of treatment;

●	the strength of marketing and distribution support;

●	the timing of market introduction of competitive products;

●	the availability of products and their ability to meet market demand; and

●	publicity concerning our product candidates or competing products and treatments.

There are a number of alternatives to our product candidates, including stem cell transplantation using cells from matched related donors, matched unrelated donors, haploidentical donors or unmodified umbilical cord blood. If our product candidates are approved but do not achieve an adequate level of acceptance by physicians, patients, healthcare payers, hospital personnel including transplant teams, pharmacists and infectious disease specialists, we may not generate sufficient revenue from the product, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payers on the benefits of our product candidates may require significant resources and may never be successful.

It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these products is limited by government authorities and/or third-party payer policies.

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payers provide coverage, and establish adequate reimbursement levels for such products. In the United States, third-party payers include federal and state healthcare programs, private managed care providers, health insurers and other organizations. The process for determining whether a third-party payer will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payer will pay for the product. Third-party payers may limit coverage to specific products on an approved list, or also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payers are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy.

We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. Payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, the determination of one payor to provide coverage for a product does not assure that other payers will also provide such coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Different pricing and reimbursement schemes exist in other countries. In the EU, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that in some countries subsidize a large part of the cost of those products for consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to then available therapies. Other EU member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any of our product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payers fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on healthcare pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition to any healthcare reform measures that may affect reimbursement, market acceptance and sales of our product candidates, if approved, will depend on, in part, the extent to which the procedures utilizing our product candidates, performed by health care providers, will be covered by third-party payers, such as government health care programs, commercial insurance and managed care organizations. In the event health care providers and patients accept our product candidates as medically useful, cost effective and safe, there is uncertainty on how exactly our products will be reimbursed. Third-party payers determine the extent to which new products will be covered as a benefit under their plans and the level of reimbursement for any covered product or procedure that may utilize a covered product. Coverage will be dependent on FDA-approval and other factors; reimbursement may vary across payers which is a risk for our product candidates. Establishment of reimbursement guidelines for products is difficult to predict at this time what third-party payers will decide with respect to the coverage and reimbursement for our product candidates.

A primary trend in the U.S. healthcare industry and elsewhere has been cost containment, including price controls, restrictions on coverage and reimbursement and requirements for substitution of less expensive products. Third-party payers decide which products and procedures they will pay for and establish reimbursement and co-payment levels. Government and other third-party payers are increasingly challenging the prices charged for health care products and procedures, examining the cost effectiveness of procedures, and the products used in such procedures, in addition to their safety and efficacy, and payers limit coverage and reimbursement to the appropriate patient per a products label. We cannot be sure that coverage will be available for our product candidates, if approved, or, if coverage is available, the level of direct or indirect reimbursement.

We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and other treatments, has become increasingly intense. As a result, high barriers exist to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

Reimbursement by a third-party payer may depend upon a number of factors including the third-party payer’s determination that use of a product is:

●	a covered benefit or part of a covered benefit under its health plan;

●	safe, effective and medically necessary;

●	appropriate for the specific patient;

●	cost-effective; and

●	neither experimental nor investigational.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement are typically made by The Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent products, and the procedures that utilize such products, will be covered and reimbursed under Medicare. Private payers may follow CMS, but have their own methods and approval processes for determining reimbursement for new products and the procedures that utilize such products. It is difficult to predict what CMS as well as other payers will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products.

In addition, under current Medicare hospital inpatient reimbursement policies CMS offers a process whereby manufacturers may apply for the temporary New Technology Add-on Payment or NTAP program for a new medical technology when the applicable Diagnosis-Related Group, or DRG, based inpatient prospective payment rate is inadequate to cover the cost of a new product. As part of our commercialization efforts, we intend to apply for omidubicel to be eligible under the NTAP program. To obtain add-on payment, a technology must be considered “new,” represent an advance in medical technology that substantially improves, relative to technologies previously available, the diagnosis or treatment of Medicare beneficiaries, and data reflecting the cost of the new technology must not yet be available in the data used to recalibrate the DRGs and the sponsor much show that admissions involving the furnishing of the technology exceed cost thresholds established by CMS for each applicable DRG. If an application is approved, new technology add-on payments are made to hospitals for no less than two years and no more than three years. We must demonstrate the safety and effectiveness of our technology to the FDA in addition to meeting CMS’s requirements for the NTAP program before add-on payments can be made, and we cannot assure that CMS will agree to provide such incremental payments for omidubicel or any of our other product candidates.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payer is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payer. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. Further, no uniform policy requirement for coverage and reimbursement exists among third-party payers in the United States. Similarly, health care providers enter into participation agreements with third-party payers wherein reimbursement rates are negotiated. Therefore, coverage and reimbursement can differ significantly from payer to payer and health care provider to health care provider. As a result, we cannot be sure that coverage or adequate reimbursement will be available for our product candidates, if approved or procedures utilizing such products. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our future products. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize our product candidates, or achieve profitably at all, even if approved.

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

Certain of our executive officers, directors and holders of more than 5% of our voting securities beneficially owned as of December 31, 2019, shares representing approximately 70% of our share capital. As a result, if these shareholders were to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire or result in management of our company that our public shareholders disagree with.

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

The stock market in general, and the market for pharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your ordinary shares at or above the initial public offering price. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ordinary shares:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approvals or the failure to obtain them, or specific label indications or patient populations for their use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to any candidate product in any of our platforms;

●	any adverse changes to our relationship with manufacturers or suppliers, especially manufacturers of candidate products;

●	any intellectual property infringement, misappropriation or other actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any changes in our board of directors or management; and

●	the other factors described in this “Risk Factors” section.

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

Sales of a substantial number of shares of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. Moreover, holders of an aggregate of 3,461,759 ordinary shares have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. In addition, we have registered all ordinary shares that we may issue under our equity compensation plans, and, as such, these shares can be freely sold in the public market upon issuance.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our common shares, which may be volatile). Based upon the value of our assets, including any goodwill, and the nature and composition of our income and assets, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2019. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2019, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

The tax consequences that would apply if we are classified as a PFIC would also be different from those described above if a U.S. shareholder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. shareholders with the information necessary for a U.S. shareholder to make a QEF election. Prospective investors should assume that a QEF election will not be available. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event that we are classified as a PFIC, see Item 10.E “Taxation – Material U.S. Federal Income Tax Consequences to U.S. Holders” in this Annual Report.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively through the application of attribution rules) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our current or future non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property, whether or not such controlled foreign corporation makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our current or future non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult their own advisors regarding the potential application of these rules to its investment in the shares.

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

If tax authorities in any of the countries in which we operate were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, potentially resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful could increase our expected tax liability in one or more jurisdictions.

Future changes to tax laws could materially adversely affect our company and reduce net return to our shareholders

Tax laws are dynamic and subject to change as new laws are passed and interpretations of the law are issued or applied. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholder, and increase the complexity, burden and cost of tax compliance.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, once we begin to produce revenue. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is set at 23% in 2019 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we will receive, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Preferred Enterprise” is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we will pay would likely increase, as all our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, of our ordinary shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our ordinary shares, our share price and trading volume could be negatively impacted.

The trading market for our ordinary shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will continue to cover us or provide favorable coverage. If any of the analysts who cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

As a foreign private issuer, we follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, and we will not be subject to certain U.S. securities laws including, but not limited to, U.S. proxy rules and the filing of certain Exchange Act reports.

As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq Stock Market for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Global Market may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq applicable to domestic U.S. issuers.

As a foreign private issuer, we are exempt from the rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, related to the furnishing and content of proxy statements, including the applicable compensation disclosure requirements. Nevertheless, pursuant to regulations promulgated under the Israeli Companies Law, 5759-1999, or the Israeli Companies Law or the Companies Law, we are required to disclose the annual compensation of our five most highly compensated office holders on an individual basis. Such disclosure is not as extensive as that required of a U.S. domestic issuer. Our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We would lose our foreign private issuer status if as of June 30 in any calendar year, a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited condensed consolidated interim financial statements, with correspondingly;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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

Our mainoffices are located in Jerusalem, Israel. Also, it is expected that all our in-house manufacturing operations will be located at Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During November 2012 and from July through August 2014, Israel was engaged in an armed conflict with a militia group and political party who controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. Similar hostilities accompanied by missiles being fired from the Gaza Strip into Southern Israel, as well at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem, occurred during November 2012 and July through August 2014. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula following the resignation of Hosni Mubarak as president. This included protests throughout Egypt, and the appointment of a military regime in his stead, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt), and the subsequent overthrow of this elected government by a military regime. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria, which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and chemical weapons have been used in the region. Foreign actors have and continue to intervene in Syria. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Syria. These situations have escalated at various points in recent years and may escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on April 9, 2019 and September 17, 2019. Following the elections, the President selected Benjamin Netanyahu of the Likud party to form a coalition government. The Likud party was unable to form a coalition in the newly selected Knesset by the stated deadline. At present, the Knesset has passed a dissolution bill declaring that the next general elections will be held in March 2020. This uncertainty surrounding future elections and/or the results of such elections in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, the Group’s business, financial condition, results of operations and prospects.

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

Certain provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. For example, our amended and restated articles of association provide that our directors are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting. In addition, Israeli corporate law regulates mergers and requires that a tender offer be affected when more than a specified percentage of shares in a company are purchased. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to certain mergers, Israeli tax law may impose certain restrictions on future transactions, including with respect to dispositions of shares received as consideration, for a period of two years from the date of the merger.

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

Not all our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. our directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

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

For information regarding our capital expenditures, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

B. Business Overview.

We are an advanced cell therapy company committed to finding cures for blood cancers and serious blood diseases. We harness our cell expansion platform to create therapies with the potential to redefine standards of care in areas of serious medical need. While cell therapies have the potential to address a variety of diseases, they are limited by availability of donor cells, matching a donor to the patient, and the decline in donor cell functionality when expanding the cells to achieve a therapeutic dose. We have leveraged our NAM, or nicotinamide cell expansion technology platform to develop a pipeline of products designed to address the limitations of cell therapies. Our proprietary technology allows for the proliferation of donor cells while maintaining the cells’ functional therapeutic characteristics, providing a treatment alternative for patients.

Our most advanced product candidate, omidubicel, is an investigational advanced cell therapy designed to expand the life-saving benefits of hematopoietic stem cell (bone marrow) transplant, or HSCT. In December 2019, we completed patient enrollment in our pivotal Phase 3 clinical study in 120 patients with various hematologic malignancies. We anticipate reporting top-line data from this trial in the second quarter of 2020. In our Phase 1/2 clinical study, patients who were transplanted with omidubicel achieved rapid engraftment and immune reconstitution, which are key indicators of clinical benefits. Data from the Phase 1/2 clinical study were published in the Journal of Clinical Oncology in December 2018. Based on the results of our Phase 1/2 clinical study, we received Breakthrough Therapy Designation for omidubicel in the United States from the U.S. Food and Drug Administration, or the FDA. Furthermore, we received orphan drug designation from both the FDA and the European Medicines Agency.

We are also developing omidubicel for the treatment of other rare, life-threatening hematologic diseases, including severe aplastic anemia, a bone marrow failure disease, which is currently being investigated in a Phase 1/2 trial sponsored by the National Institutes of Health, or NIH. In addition, we have applied our NAM cell expansion technology to natural killer, or NK, cells, to develop our product candidate, GDA-201, an investigational, NK cell-based cancer immunotherapy, now being evaluated in a Phase 1 investigator-sponsored trial for the treatment of relapsed or refractory non-Hodgkin lymphoma, or NHL, and multiple myeloma, or MM.

Cell therapies involve the delivery of human cells to replace or repair damaged tissue or cells in order to treat a variety of cancers and other diseases. Hematopoietic stem cell transplantation with donor cells, or allogeneic HSCT, also called bone marrow transplantation, is the most frequently used cell therapy to treat a variety of hematologic malignancies and other serious conditions. HSCT involves reconstituting a patient’s bone marrow from a seed population of stem cells obtained from a donor whose blood-forming and immune-system-forming cells are both cancer-free and effective at carrying out their functions.

There are multiple sources of donor cells. The best source for donor cells is a sibling who is a matched related donor, or MRD, but the chances of having a sibling match in the United States are only 25% to 30%. The majority of patients rely on alternate sources of donor cells, including matched unrelated donor, or MUD, haploidentical, or “half-matched” donors, and umbilical cord blood. However, due to disease progression and other complications during the time needed to find a suitable donor, more than 40% of all patients who need a bone marrow transplant do not receive one.

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

Umbilical cord blood is a readily available source of stem cells for patients who need HSCT and do not have a matched related donor. It is easier to find a match when using stem cells derived from cord blood, since a full match is not required for a successful transplant using cord blood. However, on average, a typical cord blood graft contains approximately one-tenth the number of stem and progenitor cells compared to stem cell grafts from adult bone marrow or peripheral blood donors. This lower number of cells may delay engraftment of the donor cells and reconstitution of the immune system. This, in turn, increases both time in the hospital and the likelihood that a patient might contract a life-threatening infection.

Omidubicel, our lead product candidate, is designed to address the limitations of HSCT. Omidubicel consists of NAM-expanded hematopoietic stem cells and differentiated immune cells, including T cells. The final cell therapy product is cryopreserved until the patient is ready to begin the transplant, when it is thawed and infused.

Omidubicel has the potential to be a universal stem cell graft in two broad patient groups: (i) patients with high-risk leukemias and lymphomas who require HSCT but who lack access to a matched related donor; and (ii) patients with severe hematologic disorders such as severe aplastic anemia. In the first patient population, we have completed patient enrollment in an international, multicenter, randomized, pivotal Phase 3 clinical study, and top line data is expected in the second quarter of 2020. In our company-sponsored, Phase 1/2 clinical study in hematologic malignancies, patients treated with omidubicel was observed to help patients achieve rapid neutrophil and platelet engraftment. Neutrophil engraftment is defined as achieving a minimum neutrophil count of at least 0.5 x 109 per liter on three consecutive measurements on different days. Platelet engraftment is defined as achieving a platelet count of at least 20 x 109 per liter on three consecutive measurements on different days, with no platelet transfusion in the preceding seven days. In the second patient population, we are currently conducting a Phase 1/2 clinical trial of omidubicel sponsored by the NIH. In February 2019, we reported preliminary data from three patients at the Transplantation and Cellular Therapy Meeting, or TCT Meeting. All three patients in the first cohort were successfully transplanted and engrafted. The second cohort is currently open for patient enrollment.

We are also applying our technology to develop GDA-201 for innate immunotherapy of expanded natural killer, or NK, cells for application in additional cancer indications when combined with standard-of-care antibody therapies. NK cells are highly potent cytotoxic lymphoid cells that can kill tumor cells in the absence of prior sensitization by other components of the immune system. By expanding NK cells with our NAM technology platform, we have the potential to increase the number and functionality of therapeutic NK cells targeting tumors. When GDA-201 is combined with targeted antibodies, we have shown that there is enhanced antibody-dependent cellular toxicity, or ADCC. GDA-201 is currently being evaluated in an ongoing investigator-sponsored Phase 1/2 clinical study in approximately 24 patients with NHL and MM in combination with rituximab or elotuzumab, respectively. In December 2019, we reported preliminary data at the Annual Meeting of the American Society of Hematology, or ASH. The data from the first 22 patients demonstrated that GDA-201 was clinically active and generally well tolerated. Among the nine patients with NHL, five achieved a complete response and one achieved a partial response. Among the patients with MM, one patient achieved a complete response, and five patients achieved stable disease.

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

Pipeline chart

*	The Aplastic Anemia Investigational New Drug (IND) application is currently filed with the FDA under the brand name CordIn, which is the same investigational development candidate as omidubicel.

Strategy

Our goal is to deliver curative cell therapies to patients with serious and life-threatening medical conditions. The key strategies to achieve our goal are the following:

●

Complete Phase 3 clinical development and obtain regulatory approval for omidubicel in hematologic malignancies. We have completed enrollment in an international, multicenter, randomized, pivotal Phase 3 clinical trial evaluating transplantation with omidubicel compared to standard umbilical cord blood in approximately 120 patients with various hematological malignancies, including acute lymphocytic leukemia, or ALL, acute myeloid leukemia, or AML, myelodysplastic syndrome, or MDS, chronic myeloid leukemia, or CML, and lymphoma. The primary endpoint is time to neutrophil engraftment. We expect to report top-line data in the second quarter of 2020. Assuming positive results from the Phase 3 clinical trial, we plan to seek regulatory approval for omidubicel in the United States, the European Union and other geographies.

●	Advance omidubicel for the treatment of severe aplastic anemia in an ongoing Phase 1/2 clinical trial. In addition to hematologic malignancies, we are pursuing omidubicel in severe aplastic anemia. Omidubicel is currently being evaluated in a NIH-sponsored, Phase 1/2 clinical trial in patients with severe aplastic anemia. In February 2019, we reported preliminary data at the TCT Annual Meeting. In this initial cohort of three patients, all successfully underwent a stem cell transplant consisting of omidubicel plus a haploidentical stem cell graft. Patient enrollment is currently ongoing in a second cohort designed to evaluate omidubicel as a stand-alone graft.

●

Investigate the potential of GDA-201 in conjunction with therapeutic antibodies in additional cancer indications. We have applied our NAM technology platform to develop a second product candidate, GDA-201, an innate natural killer (NK) cell immunotherapy for the treatment of hematologic and solid tumors in combination with standard of care antibody therapies. GDA-201 is currently being evaluated in an investigator-sponsored, Phase 1 clinical study in patients with NHL or MM, in combination with rituximab or elotuzumab, respectively. In December 2019, we reported preliminary data at the ASH Annual Meeting. The data from the first 22 patients demonstrated that GDA-201 was highly active and generally well tolerated. Among the nine patients with NHL, five achieved a complete response and one achieved a partial response. Among the patients with MM, one patient achieved a complete response, and five patients achieved stable disease. We are planning to submit an investigational new drug application to the FDA in the fourth quarter of 2020 and expect to initiate a multicenter Phase 1/2 clinical study of GDA-201 in patients with NHL in 2021.

●	Maximize commercial value of our product candidates. If omidubicel is approved for bone marrow transplant, we intend to independently pursue the commercialization of omidubicel in the United States, where we plan to build a sales force focused on the approximately 200 domestic bone marrow transplant centers. Outside of the United States, we may pursue the approval and commercialization of omidubicel in collaboration with strategic partners, particularly in Europe, Japan, Taiwan, Korea and other geographies which are more effectively managed by companies with local expertise.

●	Centralize manufacturing capabilities to deliver a pharmaceutical grade product to meet commercial demand. We have devoted significant resources to optimizing and standardizing process development and manufacturing, which are key components to successfully delivering cell therapies. We have limited in-house GMP manufacturing capabilities and we are working to build additional manufacturing infrastructure at an identified site to diversify production of omidubicel and in preparation for commercialization. Our cryopreservation capabilities enable us to deliver our cell therapies globally, ready for infusion. We believe that these efforts will lead to an efficient production cycle and improved access for patients seeking suitable donor solutions. Our goal is to carefully manage our fixed cost structure, maximize efficiency and scale, and reduce the cost of manufacturing our products.

●

Demonstrate the calue of omidubicel through Health Economics Outcomes Research. We believe that a favorable outcome of our ongoing Health Economics Outcomes Research analysis will inform price, reimbursement and go to market strategy. Additionally, we are developing a reimbursement strategy modeled upon recently approved cell therapies in oncology through the New Technology Add-on Payment program.

●	Expand our pipeline of cell therapy product candidates by leveraging our cell expansion technology. We plan to continue to leverage our platform technology with a goal of discovering additional product candidates and expanding into new therapeutic areas, to address serious medical needs of patients. We believe our technology can be applied to other cells with therapeutic potential. To accomplish this, we plan to continue to invest in our research and development activities.

NAM Cell Expansion Technology

While cell-based therapies have the potential to address a variety of medical conditions, one of the key technical challenges for developing treatments with this approach is the expansion of therapeutically functional cells. In order for cell therapies to be clinically effective, there must be a sufficient quantity of therapeutically active cells for treatment, which requires the donor cells to be expanded in cell culture. While this may increase the number of cells, the functionality of those cells often diverges from the therapeutic functionality of the original donor cells. This shortcoming in the cells used for treatment can result in suboptimal clinical outcomes.

Our NAM cell expansion technology addresses this challenge by leveraging the biochemical properties of the small molecule nicotinamide in our manufacturing process. We expand the number of donor cells while maintaining their functional therapeutic characteristics through the proprietary combination of NAM, intended to maintain silencing of cell differentiation and preservation of gene expression, and particular cytokines which promote cell growth. Our optimized manufacturing process results in robust and replicable batch production, enabling the generation of standardized donor-derived cell products, potentially resulting in better clinical outcomes.

In December 2019, Gamida Cell presented new research at the ASH Annual Meeting describing the mechanism of action for the role of NAM in expanding CD34+ stem cells. The research included transcriptome, transcription factor, and pathway analysis to elucidate the pathways leading to the preservation of engraftment after ex vivo expansion of CD34+ hematopoietic stem cells derived from umbilical cord blood (the starting point for omidubicel) compared to CD34+ cells grown in the absence of NAM. Analyses showed that the presence of NAM reduced the expression of genes involved in the production of reactive oxygen and nitrogen species, suggesting that cell stress was minimized during expansion. In addition, NAM also decreased growth factor of pathways responsible for activation and differentiation of hematopoietic stem cells, suggesting NAM expanded cells while keeping them in an undifferentiated state. The presence of NAM also led to a decrease in the expression of genes responsible for matrix-metallo proteinase secretion, simulating the microenvironment of the bone marrow. Additionally, NAM led to an increased expression of telomerase genes, which is believed to enable cells to remain in a more quiescent, stem-like state. These data provide further scientific rationale for the favorable stem cell engraftment and patient outcomes that were observed in the Phase 1/2 clinical study of omidubicel.

We have also applied NAM technology platform on our second product candidate, GDA-201, and plan to explore this technology for other cells with therapeutic potential.

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

In HSCT, a patient is treated with chemotherapy and/or radiation to destroy the residual cancerous or defective cells that reside in the bone marrow. This procedure, called myeloablation, also destroys the hematopoietic stem cells that are responsible for forming red blood cells, platelets and white blood cells. Stem cells from a donor are then infused into a patient who is now in remission, migrate and home to the bone marrow and begin to proliferate and differentiate into various types of blood cells, eventually leading to a full reconstitution of the bone marrow and immune system.

Bone marrow transplant process

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

Although the number of allogeneic HSCT procedures performed is growing and there are new modalities for the procedure, HSCT continues to have a number of limitations. There are two major areas of unmet need. First, of those who receive a transplant, there is concomitant morbidity and mortality associated with the treatment. Second, a significant number of patients who are candidates for transplant do not receive one in a timely fashion. We believe that omidubicel can address significant limitations.

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

The optimal source of donor cells is a matched sibling, but the chances of having a sibling match are only 25% to 30%. An alternate source of donor cells is a MUD, but only 30% of patients requiring a transplant have a good to intermediate probability of finding a MUD. Furthermore, it takes approximately four months on average to identify an appropriate MUD who is medically suitable and willing to donate. During this lengthy time period, there is a risk of disease recurrence. Over time, the patient may also become ineligible due to other health complications. Moreover, prolonged donor searches heighten anxiety for patients and their families. The ability to find a match through this process is particularly challenging for individuals of ethnic backgrounds that are not well represented in donor databases.

If a matched donor cell source is not identified, there are two alternatives for transplant candidates: haploidentical donors and umbilical cord donors. Haploidentical, or “half-matched” donors, are only partially compatible with the recipient. Because of the immune incompatibility in a haploidentical transplant, there is a high risk of GvHD, infection and other complications.

Alternatively, donor cells can be obtained from umbilical cord blood. In contrast to matched unrelated donor transplants, which require a greater degree of matching, cord blood transplantation requires a less stringent degree of genetic matching than other graft sources, making it suitable for approximately 95% of all patients. This obviates the need to go through a prolonged search process with uncertain outcomes in order to find a donor and arrange for the collection of donor cells. Because the donor T cells in cord blood are naïve, meaning that they have not matured, they readily adapt to the recipient and are associated with a low risk of a patient developing GvHD, in particular chronic GvHD. Furthermore, transplantation with cord blood reduces the risk of potential transmission of infections from the donor.

Limitations of Allogeneic HSCT

There are three critical limitations to successful HSCT:

●	delays in finding a suitable match, during which disease progression may make patients ineligible for a transplant;

●	insufficient number or delayed engraftment of donor cells, leaving patients without a functioning immune system and leading to potentially life-threatening immune deficiency following transplant; and

●	lack of long-term compatibility between the donor cells and the patient’s own cells, resulting in potentially fatal GvHD.

Omidubicel is Designed to Address the Limitations of HSCT

Omidubicel is designed to address the limitations of allogeneic HSCT. Omidubicel utilizes the NAM technology platform, to expand the number of donor cord blood stem cells while maintaining the cells’ functional therapeutic characteristics.

Omidubicel consists of two fractions of a unit of cord blood separated based on the expression of a marker on the surface of individual cells known as CD133. A cell’s CD133 status reflects its “stem cell” properties. Those cells that express CD133 represent a pool of stem or progenitor cells, cells that are capable of generating blood cells that can differentiate into a variety of cell subtypes. The CD133-positive stem or progenitor cells are also capable of reproducing themselves. Once the cells bearing this marker, are isolated, they are cultured using the proprietary NAM technology platform to expand their number while maintaining their regenerative properties. After approximately three weeks, the cells are harvested and cryopreserved. The United States Adopted Names Council selected omidubicel as the name for these cells.

Those cells that do not express CD133 represent other types of more mature, differentiated cells, including essential components of the immune system such as T cells. These mature cells cannot engraft but can provide immunological support until T cells derived from the stem cell graft recover. The CD133-negative cells are also cryopreserved and retained for use as the second component of omidubicel. Gamida Cell refers to the two components collectively as “omidubicel”.

Manufacturing and treatment process for omidubicel

Omidubicel is shipped cryogenically to transplant centers where both components are thawed and infused to patients on the day of transplantation. The thawing process occurs in a closed system and can also be performed at the patient’s bedside for ease of administration. The cryopreserved product resulted in engraftment results similar to those obtained with non-cryopreserved product in the pilot study at Duke University.

●

Omidubicel is a universal stem cell graft, intended to reduce problems with donor matching. If approved, this will provide a pharmaceutical grade option for the patients who have lengthy searches to find a suitable match and the 40% of patients who are candidates for HSCT and never receive one.

●	Omidubicel is designed to deliver a therapeutic dose of stem cells that may lead to rapid engraftment and immune reconstitution.
●	Omidubicel provides a compatible graft, observed to reduce morbidities including GvHD and infections.

Given these characteristics, omidubicel may serve as a new alternative to existing graft modalities as as well as expand the transplant market for those who are unable to find a match.

Omidubicel for HSCT and Hematologic Malignancies

Omidubicel is being evaluated in an international, multicenter, randomized, pivotal Phase 3 clinical trial in approximately 120 patients for the treatment of hematologic malignancies. We anticipate reporting top line data from this study in the second quarter of 2020. In our completed Phase 1/2 clinical trials, patients who were transplanted with omidubicel achieved rapid engraftment and immune reconstitution, which are key indicators of clinical benefits. Based on these results, we received Breakthrough Therapy Designation from the FDA for omidubicel. In addition, we received orphan drug designation from both the FDA and the EMA.

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

Omidubicel: Phase 1/2 Clinical Trial Results

After an initial safety evaluation of omidubicel in a pilot study at Duke University, an international, multi-center open-label study was conducted. The results of this single-arm Phase 1/2 trial of omidubicel were published in the Journal of Clinical Oncology on December 4, 2018. The study enrolled 36 adolescent and adult patients with hematologic malignancies who did not have a suitably matched donor. All patients in the trial had been previously treated for various hematologic malignancies, including ALL, AML, MDS, CML and lymphoma. These patients were deemed to be in remission and at high risk of subsequent relapse.

The main objective of the study was to evaluate the safety and efficacy of omidubicel treatment in patients with hematologic malignancies following myeloablative conditioning therapy. Myeloablative conditioning therapy is a combination of chemotherapy agents, and in some cases radiotherapy, that is expected to produce low blood counts and is administered in order to reduce the tumor burden, suppress the patient’s immune system, and allow engraftment of donor stem cells. The study compared outcomes against a group of historic controls that were identified from data collected by the Center for International Blood and Marrow Transplant Research, or CIBMTR, which tracks all allogeneic transplants conducted in the United States. From the CIBMTR database, we identified 146 age and disease matched patients who received standard cord blood transplants and served as historic controls.

The primary endpoint of the study was time to neutrophil engraftment, and was met based on recovery of neutrophils, a type of white blood cell that helps fight infections. Patients treated with omidubicel recovered their neutrophils (500 cells per microliter) with a median recovery of 11.5 days after transplantation, which is significantly shorter than the 21 days observed in the historic controls (p<0.001). Platelet counts recovered within a median time period of 34 days in the omidubicel treated patients, compared to 46 days in the historic controls (p<0.001). Platelets are required for normal blood clotting. For both neutrophils and platelets, the percentage of patients who achieved engraftment was higher than in the historic controls. The age-adjusted cumulative incidence of neutrophil engraftment at 42 days following transplantation was 94% for omidubicel recipients and 85% for the CIBMTR comparator cohort.

Additional endpoints included rates of acute GvHD, chronic GvHD, infections, hospitalization and overall survival. In the Phase 1/2 trial of omidubicel, rates of high grade acute GvHD were 11% in patients treated with omidubicel and 27% in the CIBMTR cohort (p=0.09 by Fine-Gray analysis). For chronic GVHD, the cumulative incidence of all grades (including mild, moderate, and severe) was 40% for omidubicel recipients and 30% for the CIBMTR comparator cohort (p = 0.1 by Fine-Gray analysis). Rates of the most clinically serious grades of chronic GVHD, moderate and severe, were 10% in both the omidubicel and CIBMTR groups. The two-year estimates of disease-free survival, or DFS, were 43% in the omidubicel group and 45% in the CIBMTR group, while overall survival rates, or OS, were 48% and 51%, respectively; neither DFS or OS were significantly different between the two groups. Other serious adverse events attributed to omidubicel were hypertension (3%), infusion reaction (3%), thrombocytopenia, or low platelets (3%), and transaminitis, or elevated liver enzymes (3%). Of the 16 patients who died, eight deaths (50%) were attributed to relapsed disease, five (31%) to infection, two (13%) to GvHD, and one (6%) to organ failure.

The clinical impact associated with rapid engraftment was assessed in 18 patients treated with omidubicel at Duke University. The patients who received omidubicel had a decreased frequency of infections compared to 86 patients who received a standard cord blood transplant at the same institution. In particular, serious, Grade 2 and Grade 3 infections were significantly reduced (p<0.01).

Omidubicel treated patients have significantly lower rates of serious infections than standard cord blood controls.

The speed and robustness of the immune system reconstitution also likely contributed to an observed reduction of 20 days in the number of days, post-transplant, that patients were hospitalized when compared to the length of hospital stays for similar patients treated with standard cord blood also at Duke University.

Patients with hematologic malignancies treated with Omidubicel had significantly fewer days of hospitalization than comparable patients receiving standard umbilical cord blood.

Omidubicel: Ongoing Phase 3 Clinical Trial for Hematologic Malignancies

Based on the results of our Phase 1/2 trials, we received Breakthrough Therapy Designation from the FDA for omidubicel. We have completed patient enrollment in an international, multicenter, randomized, pivotal Phase 3 clinical study comparing with transplantation of omidubicel to transplantation with standard cord blood in approximately 120 patients with ALL, AML, MDS, CML or lymphoma. We are conducting the Phase 3 clinical trial with the same eligibility criteria and endpoints as our Phase 1/2 trials to confirm the superiority of using omidubicel in HSCT over standard cord blood. All patients enrolled in this trial are candidates for allogeneic HSCT who do not have a suitable matched donor. The primary endpoint of this trial is time to neutrophil engraftment. We have completed enrollment and we anticipate reporting top line data from this trial in the second quarter of 2020. Additional endpoints include platelet engraftment, and rates of acute and chronic GvHD, infections, hospitalization and overall survival.

Ongoing Phase 3 trial of Omidubicel for HSCT in patients with hematologic malignancies.

Omidubicel: Health Economic Implications

The potential clinical advantages of omidubicel could lead to societal benefits such as enabling patients to return to work, spend time with loved ones and enjoy improved quality of life. Omidubicel may also reduce the costs to the healthcare system versus standard cord HSCT due to potentially shortened isolation and intensive care hospital stays, reduced re-admission rates and decreased severity and rates of infections and GvHD. In the ongoing Phase 3 clinical study, we are collecting data to assess these endpoints. In parallel, we are conducting a “real world” outcomes data study that is a prospective observational study designed to capture clinical and economic endpoints for haploidentical, mismatched unrelated, and matched unrelated transplant. The data we collect from these efforts will inform a Health Economics Outcomes Research study that will be used to inform pricing and reimbursement.

Omidubicel for the Treatment of Other Hematologic Disorders

In addition to hematologic malignancies, we are pursuing the development of omidubicel for the treatment of bone marrow failure disorders. The goal in treating these diseases is to replace defective bone marrow cells with cells derived from cord blood donors. Omidubicel is currently being evaluated in a Phase 1/2 NIH-sponsored clinical trial. In this trial, omidubicel is administered in combination with a reduced conditioning preparative protocol, which is designed to minimize toxicity, in up to 62 patients with severe aplastic anemia or hypoplastic myelodysplastic syndrome, another bone marrow failure disease. This research protocol is designed to evaluate the safety and effectiveness of transplantation with omidubicel to overcome the high incidence of graft rejection associated with standard cord blood HSCT in severe aplastic anemia patients, where graft rejection occurs in up to 50% of subjects. In February 2019, we reported preliminary data at the TCT Annual Meeting.

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

Allogeneic HSCT is the treatment of choice for patients with severe aplastic anemia who have an available matched sibling donor. Among the 2,471 patients with severe aplastic anemia receiving HSCT with a matched sibling donor between 2005 and 2015, the three-year probability of survival was 91% for those younger than 18 years, and 78% for patients 18 years of age or older. Among the 1,751 recipients of HSCT with a MUD during the same period, the probabilities of survival were 78% and 68% for severe aplastic anemia patients under 18 years and greater than or equal to18 years, respectively. Unfortunately, because of the severity of the disease, some patients cannot wait to find an ideal match and use haploidentical matches that have a lower survival rate. Among those who are able to find a matched donor in a timely manner, the survival rates are very good. We believe omidubicel may be able to provide a treatment option for those patients who are unable to locate such a donor in time.

GDA-201: Our Immuno-Oncology Product Candidate

GDA-201 is our investigational, natural killer (NK) cell-based cancer immunotherapy. GDA-201 addresses a key limitation in the therapeutic potential of NK cells by increasing the cytotoxicity and in vivo retention and proliferation in the bone marrow and lymphoid organs of NK cells expanded in culture conditions. GDA-201 is currently in an investigator-sponsored Phase 1 trial for the treatment of NHL and MM. We believe that GDA-201 may have broad potential in both hematologic malignancies and in solid tumors.

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

MM is a hematologic malignancy characterized by the proliferation of monoclonal plasma cells in the bone marrow. It is more common in elderly patients, with a median age at diagnosis of 65 to 74 years. The National Cancer Institute estimates that there were approximately 30,770 new cases of myeloma diagnosed in the United States in 2018. The preferred treatment for myeloma is an autologous stem cell transplant, but due to other pre-existing conditions, not all patients are eligible for this. These, and the majority of patients who relapse following initial treatment, are then treated with various chemotherapy and antibody-based therapies that have significant anti-cancer activity when used in combination. However, there is still a large unmet clinical need as the five-year survival rate for patients with myeloma is approximately 50%.

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

Our Solution: GDA-201

We have developed GDA-201, a cell therapy product candidate generated by expansion of NK cells using our NAM technology. We believe that GDA-201 has potential application in boosting the innate immune response to cancer. Functional studies have shown that our GDA-201 cells expanded in culture with our NAM technology and the cytokine IL-15 display increased tumor killing activity over NK cells expanded with IL-15 but without NAM.

An investigator-sponsored Phase 1 clinical study of GDA-201 cells in patients with MM or NHL was initiated in 2017 at the University of Minnesota. These patients have relapsed or refractory NHL or MM, meaning that their disease has come back after standard therapy and/or they are not responding to standard therapy for their disease. In combination with GDA-201 cells, these patients also receive therapeutic antibodies, which, in the case of NHL, includes rituximab, and in the case of MM, elotuzumab. In December 2019, we reported data at the Annual Meeting of the American Society of Hematology, or ASH. The data from the first 22 patients demonstrated that GDA-201 was clinically active and generally well tolerated. Among the nine patients with NHL, five achieved a complete response and one achieved a partial response. Among the patients with MM, one patient achieved a complete response, and five patients achieved stable disease. The company is planning to submit an investigational new drug application to the FDA in the fourth quarter of 2020 and expects to initiate a multicenter Phase 1/2 clinical study of GDA-201 in patients with NHL in 2021.

Phase 1 trial of GDA-201 in patients with MM or NHL

Omidubicel for the Treatment of Non-Malignant Disorders

Omidubicel has also been tested in patients with sickle cell disease, or SCD, for which HSCT is currently the only clinically established cure. In Phase 1/2 clinical trials, 14 patients with SCD were treated with a standard unit of cord blood followed by omidubicel. All patients initially engrafted at a median of seven days. Twelve patients had long-term engraftment and were disease free after 22 months. Two of the patients died, one due to chronic GvHD and the other due to secondary graft failure. There were no other serious adverse events attributed to omidubicel in patients with SCD. These results are favorable when compared to those from a study of 29 patients with SCD who underwent HSCT with cells from a MUD donor. In that study, 27 of the patients had neutrophil engraftment, and the median time to engraftment was 12 days. There were eight deaths, seven due to GvHD and one due to graft rejection; 19 of 29 were disease-free at two years. While the clinical study in patients with SCD is currently closed, the Company continues to believe that omidubicel has potential to replace other allogeneic HSCT procedures in other hematologic diseases and some metabolic disorders.

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

Manufacturing

Our product candidates are currently manufactured at our Jerusalem, Israel facility using a scalable self-assembly process with well-defined unit operations. This highly specialized and precisely controlled manufacturing process enables us to manufacture product candidates reproducibly and efficiently for clinical and commercial applications.

We currently rely on third-party clinical cell processing facilities and contract manufacturers for all our required raw materials, active ingredients and finished products for our pre-clinical research and clinical trials. We currently rely on a third party, Lonza Walkersville, Inc., or Lonza U.S., to conduct a material portion of our product manufacturing for omidubicel and intend to do so at Lonza U.S. or a Lonza U.S. affiliate, at least until our manufacturing facility is expected to be completed. In February 2016, and as amended, we entered into a Manufacturing Services Agreement, or the Manufacturing Agreement, with Lonza U.S. for the production of products containing human cells intended for therapeutic use in humans. Under the terms of the Manufacturing Agreement, Lonza U.S. manufactures, packages, ships, and handles quality assurance and control products, based on statements of work, which we submit with respect to each development of a process or product and as may be further be amended by change orders. Each statement of work describes the activities to be performed by the parties and is subject to the terms of the Manufacturing Agreement unless the parties have agreed otherwise. In February 2016, we signed a statement of work, or SOW, for technology transfer and clinical manufacturing of omidubicel for a period ended December 2018. In February 2019, the SOW was extended and is effective until November 30, 2019. An additional SOW was executed with Lonza Netherlands B.V., or Lonza, and Lonza U.S., extending the term until December 2020.

The term of the Manufacturing Agreement is five years, unless terminated earlier pursuant to its terms. The Manufacturing Agreement may be terminated in the event of an uncured material breach by one of the parties. In addition, the Manufacturing Agreement or any statement of work thereunder may be terminated by us by providing six months prior written notice or by Lonza U.S. by providing 12 months prior written notice. In addition, the Manufacturing Agreement may be terminated if omidubicel, which is being produced thereunder, has been or will be suspended or terminated by the FDA due to the failure of the product candidate, by providing two months prior written notice. Further, the Manufacturing Agreement may be terminated by either party upon notice in the event of dissolution, termination of existence, liquidation or business failure of the other party, the uncured appointment of a custodian or receiver to the other party or un-dismissed institution of insolvency, reorganization or bankruptcy proceedings.

In June 2019, we entered into a Manufacturing Services Agreement, or the Services Agreement, with Lonza, which provides for the future commercial production after potential FDA approval of omidubicel. Under the Services Agreement, Lonza will construct and dedicate production suites prior to anticipated commercial launch. Additionally, the agreement enables us to increase the number of Lonza’s dedicated production suites over time to ensure commercial supply of omidubicel.

The term of the Services Agreement is the shorter of seven years from the date of execution or five years from the date of the first FDA approval of omidubicel. The Services Agreement may be terminated in the event of an uncured material breach by one of the parties. If we do not receive FDA approval of omidubicel by December 31, 2021, we will have the right to terminate the Services Agreement upon 30 days’ written notice. Either party may terminate without cause after the referenced time periods, but only after the Initial Term, which is the third anniversary of the Effective Date (June 10, 2019). Further, the Manufacturing Agreement may be terminated by either party upon notice in the event of dissolution, termination of existence, liquidation or business failure of the other party, the uncured appointment of a custodian or receiver to the other party or un-dismissed institution of insolvency, reorganization or bankruptcy proceedings.

As of the date of December 31, 2019, we have paid Lonza an aggregate of approximately $12.1 million pursuant to the Manufacturing Agreement and the Services Agreement.

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

As of February 9, 2020, we own 36 issued patents and 30 pending patent applications worldwide, including eight U.S. issued patents, four pending U.S. non-provisional patent applications, two pending U.S. provisional patent applications and one pending PCT application. We own two issued patents in the United States and seventeen issued foreign patents related to our omidubicel product candidate. The patents that we own outside of the United States are granted in Australia, Canada, Europe, Hong Kong, Israel, Japan, Singapore, and South Africa. In addition, we own three pending U.S. and 16 pending foreign non-provisional patent applications related to our omidubicel product candidate. These patents and pending patent applications contain composition-of-matter claims to our omidubicel product candidate, and claims to methods of producing and methods of treatment using omidubicel. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, these patents, and if granted, these patent applications, will expire from 2023 to 2038. In particular, U.S. Patent No. 7,955,852, EP Patent No. 1576089, EP Patent No. 2206773, JP Patent No. 4738738, and IL Patent No. 163180, which relate to methods of expanding a population of hematopoietic stem cells by culturing the cells with nicotinamide or nicotinamide analogs, and transplantable cell populations produced by these methods, expire in 2023, not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely and U.S. Patent No. 8,846,393, EP Patent No. 1974012, JP Patent No. 5102773 and IL Patent No. 191669, which relate to methods of enhancing cell homing and engraftment potential of hematopoietic stem cells by expansion in the presence of nicotinamide, expire in 2026, not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely.

We own six issued foreign patents related to GDA-201. The patents that we own outside of the United States are granted in Australia, Europe, Hong Kong, Israel, and Japan. In addition, we own one pending U.S. non-provisional patent application, one pending U.S. provisional patent applications, one pending PCT application and six pending and 1 allowed foreign patent applications related to our GDA-201 product candidate. These patents and pending patent applications contain composition-of-matter claims to our GDA-201 product candidate, and claims to methods of producing and methods of treatment using our GDA-201 product candidate. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, these patents, and if granted, these patent applications, will expire from 2030 to 2040. In particular, EP Patent No. 2519239, JP Patent No. 5943843, JP Patent No. 6215394 and IL Patent No. 220660, which relate to methods of expanding a population of natural killer cells by culturing the cells with nicotinamide or nicotinamide analogs, and transplantable cell populations produced by these methods, expire in 2030, not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely.

In addition, we filed for and obtained trademark registration in the United States, China, Europe, Hong Kong and Israel for “NiCord”. We also rely upon trade secrets, know-how and continuing technological innovation to develop, strengthen and maintain our competitive position.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries in which we have filed, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted for a portion of the term effectively lost as a result of the FDA regulatory review period, subject to certain limitations and provided statutory and regulatory requirements are met. Any such patent term extension can be for no more than five years, only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. We may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. In the future, if and when our product candidates receive approval from the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents we may obtain in the future covering those products, depending upon the length of the clinical trials for each product and other factors. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustment to the term of any of our patents.

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

Research Grants

Grants under the Innovation Law

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, and the provisions of the applicable regulations, rules, procedures and benefit tracks, (collectively, the “Innovation Law”), research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee and subject to the benefit track under which the grant was awarded. A company that receives a grant from the IIA, or a grant recipient, is typically required to pay royalties to the IIA on income generated from products incorporating know-how developed using such grants (including income derived from services associated with such products), until 100% of the U.S. dollars-linked grant plus annual LIBOR interest is repaid. The rate of royalties to be paid may vary between different benefits tracks, as shall be determined by the IIA. Under the regular benefits tracks the rate of royalties varies from 3% to 5% of the income generated from the IIA-supported products. The obligation to pay royalties is contingent on actual income generated from such products and services. In the absence of such income, no payment of such royalties is required.

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

Since our incorporation, we have received grants from the IIA relating to various projects. No royalties have been paid to the IIA in respect of any grant. Our total outstanding obligation to the IIA, respectively, including the interest accrued through December 31, 2019, amounts to approximately $33.4 million.

The United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA.

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

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices (“GLP”) regulation;

●	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

●	approval by an independent Institutional Review Board (“IRB”) or ethics committee at each clinical site before the trial is commenced;

●	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

●	preparation of and submission to the FDA of a Biologics License Application, or BLA after completion of all pivotal clinical trials;

●	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review; satisfactory completion of an FDA Advisory Committee review, if applicable;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with Good Clinical Practices, or GCP; and

●	FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States.

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

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

●	Phase 1:The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

●	Phase 2:The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

●	Phase 3:The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so- called Phase 4 studies may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Compliance with Good Tissue Practices, or GTPs, is also required to the extent applicable. These are FDA regulations and guidance documents that tovern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products, or HCT/Ps, which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA GTP regulations also require tissue establishments to register and list their GCT/Ps with the FDA and when applicable, to evaluate donors through screening and testing. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

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

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

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

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
●	fines, warning letters or holds on post-approval clinical studies;
●	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
●	product seizure or detention, or refusal of the FDA to permit the import or export of products; or
●	injunctions or the imposition of civil or criminal penalties.

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

Other Healthcare Regulations

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payers, patient organizations and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Such laws include those described below.

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

The federal civil and criminal false claims laws, including the federal civil False Claims Act, or FCA, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the U.S. federal government, including the Medicare and Medicaid programs, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payers if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged impermissible promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payer is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Additionally, the PPACA amended the intent requirement of some of these criminal statutes under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.

Additionally, the federal Open Payments program pursuant to the Physician Payments Sunshine Act, created under Section 6002 of the PPACA and its implementing regulations, require some manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specified exceptions) to report annually information related to specified payments or other transfers of value provided to physicians, as defined by such law, and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians, and teaching hospitals and to report annually specified ownership and investment interests held by physicians and their immediate family members.

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

Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payer, including commercial insurers. We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state and local laws that require the registration of pharmaceutical sales representatives, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information, and/or state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Ensuring that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payers provide coverage, and establish adequate reimbursement levels for such products. In the United States, third-party payers include federal and state healthcare programs, private managed care providers, health insurers and other organizations. The process for determining whether a third-party payer will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payer will pay for the product. Third-party payers may limit coverage to specific products on an approved list, or also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payers are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy.

We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. Payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, the determination of one payor to provide coverage for a product does not assure that other payers will also provide such coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Different pricing and reimbursement schemes exist in other countries. In the EU, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that in some countries subsidize a large part of the cost of those products for consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to then available therapies. Other EU member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any of product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payers fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on healthcare pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform Measures

The United States and some non-U.S. jurisdictions are considering or have enacted a number of legislative and regulatory proposals designed to change the healthcare system. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

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

There remain judicial and Congressional challenges to certain aspects of the PPACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the PPACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Act includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated “Cadillac” tax on high cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amended the PPACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On December 14, 2018, a Texas U.S. District Court Judge ruled that the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court Ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. It is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the PPACA will impact the PPACA.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2.0% per fiscal year, which went into effect in April 2013, and due to subsequent legislative amendments, including the BBA, will remain in effect through 2029, unless additional U.S. Congressional action is taken. In addition, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additional changes that may affect our business include new quality and payment programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, which ended the use of the statutory formula for clinician payment and established a quality payment incentive program, also referred to as the Quality Payment Program. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program.

In addition, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of prescription drugs under Medicare and reform government program reimbursement methodologies for pharmaceutical products. The Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a blueprint to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. The final codified CMS’s policy change that was effective January 1, 2019. Although a number of these, and other measures may require additional authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. In addition, individual states in the United States have become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of products.

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

In order to market our future products in the EEA (which is comprised of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein) and many other jurisdictions, we must obtain regulatory approvals from such jurisdictions. More precisely, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

●	the Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union; and

●	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

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

Employees

As of December 31, 2019, we had 79 full-time employees and four part-time employees, 67 of whom are based in Israel and 16 of whom are based in the United States. Of these employees, 65 are primarily engaged in research and development activities and 15 are primarily engaged in general and administrative and commercialization matters. A total of 8 employees have an M.D. or Ph.D. degree. None of our employees is represented by a labor union. We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

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

A. Operating Results.

Overview

We are an advanced cell therapy company committed to finding cures for blood cancers and serious blood diseases. We harness our cell expansion platform to create therapies with the potential to redefine standards of care in areas of serious medical need. While cell therapies have the potential to address a variety of diseases, they are limited by availability of donor cells, matching a donor to the patient, and the decline in donor cell functionality when expanding the cells to achieve a therapeutic dose. We have leveraged our NAM, or nicotinamide, cell expansion technology platform to develop a pipeline of products designed to address the limitations of cell therapies. Our proprietary technology allows for the proliferation of donor cells while maintaining the cells’ functional therapeutic characteristics, providing a treatment alternative for patients.

Our most advanced product candidate, omidubicel, is an investigational advanced cell therapy designed to expand the life-saving benefits of hematopoietic stem cell (bone marrow) transplant, or HSCT. The Company completed patient enrollment in a pivotal Phase 3 clinical trial in 120 patients with various hematologic malignancies. We anticipate reporting top-line data from this trial in the second quarter of 2020. In our Phase 1/2 clinical trials, patients who were transplanted with omidubicel achieved rapid engraftment and immune reconstitution, which are key indicators of clinical benefits. Data from the Phase 1/2 clinical study were published in the Journal of Clinical Oncology in December 2018. Based on the results of our Phase 1/2 clinical trials, we received Breakthrough Therapy Designation for omidubicel in the United States from the U.S. Food and Drug Administration, or the FDA. Furthermore, we received orphan drug designation from both the FDA and the European Medicines Agency.

We are also developing omidubicel for the treatment of other rare, life-threatening hematologic diseases, including severe aplastic anemia, a bone marrow failure disease, which is currently being investigated in a Phase 1/2 trial sponsored by the National Institutes of Health, or NIH. In addition, we have applied our NAM cell expansion technology to natural killer, or NK, cells, to develop our product candidate, GDA-201, an investigational, NK cell-based cancer immunotherapy, now being evaluated in a Phase 1 investigator-sponsored trial for the treatment of relapsed or refractory non-Hodgkin lymphoma, or NHL, and multiple myeloma, or MM .

We have incurred significant net losses since our formation in 1998. Our net losses were $34.4 million, $52.9 million and $19.0 million for the years ended December 31, 2019, 2018, and 2017, respectively. As of December 31, 2019, our accumulated deficit was $203,564 million. We expect to continue to incur losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We expect that our expenses will increase substantially in connection with our ongoing activities as we:

●	conduct our international, multicenter, randomized, pivotal Phase 3 clinical trial;
●	continue the preclinical development of our other product candidates;
●	file a Biologics License Application seeking regulatory approval for any of our product candidates;

●	establish a sales, marketing and distribution infrastructure and scale up manufacturing capabilities to commercialize any products for which we obtain regulatory approval;
●	maintain, expand and protect our intellectual property portfolio;
●	add equipment and physical infrastructure to support our research and development and commercialization efforts;
●	hire additional clinical development, regulatory, commercial, quality control and manufacturing personnel; and
●	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and, if any of our product candidates are approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all.

To continue to fund our operations, we expect to continue to raise capital. We may obtain additional financing in the future through the issuance of our ordinary shares, through other equity or debt financings or through collaborations or partnerships with other companies. We may not be able to raise additional capital on terms acceptable to us, or at all, and any failure to raise capital as and when needed could compromise our ability to execute on our business plan. Although it is difficult to predict future liquidity requirements, we believe that our current total existing funds will be sufficient to fund our operations into the fourth quarter of 2020. However, our ability to successfully transition to profitability will be dependent upon achieving a level of revenue adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

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

Research and development expenses, net

The largest component of our total operating expenses has historically been, and we expect will continue to be, research and development. Our research and development expenses, net of IIA grants, consist primarily of:

●	salaries and related costs, including share-based compensation expense, for our personnel in research and development functions;
●	expenses incurred under agreements with third parties, including CROs, subcontractors, suppliers and consultants, preclinical studies and clinical trials;
●	expenses incurred to acquire, develop and manufacture preclinical study and clinical trial materials; and
●	facility and equipment costs, including depreciation expense, maintenance and allocated direct and indirect overhead costs.

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

Through December 31, 2019, we have received grants of approximately $30.8 million in the aggregate from the Israeli Innovation Authority, or the IIA, for research and development funding. Pursuant to the terms of the grants, we are obligated to pay the IIA royalties, at the rate of between 3% to 4% on all our revenue, up to a limit of 100% of the amounts of the U.S. dollar-linked grants received, plus annual interest calculated at a rate based on 12-month LIBOR. We have not paid any royalties to the IIA to date.

The United Kingdom’s, Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA.

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

In June 2017, new rules, or the Licensing Rules, were published by the IIA allowing a grant recipient to enter into licensing arrangements or grant other rights in know-how developed under IIA programs outside of Israel, subject to the prior consent of the IIA and payment of license fees, calculated in accordance with the Licensing Rules. The amount of the license fees is based on various factors, including the consideration received by the licensor in connection with the license, and shall not exceed six times the amount of the grants received by the grants recipient (plus accrued interest) for the applicable know-how being licensed. In certain cases, such as when the license consideration includes nonmonetary compensation or when a “special relationship” exists between the licensor and licensee (e.g. when a party controls the other party or is the other party’s exclusive distributor), or when the agreed upon consideration does not reflect, in the IIA’s opinion, the market value of the license, the IIA may base the value of the transaction on an economic assessment that it obtains for such purpose. See “Item 10 Additional Information—E. Taxation—Material Israeli Tax Considerations” for more information.

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

These research and development costs include share-based compensation and other employment costs, regulatory, quality assurance and intellectual property costs. The costs incurred in research and development expenses are to advance the development of our product candidates and preclinical research and development programs. A substantial majority of our research and development expenses are related to the development of omidubicel.

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

Commercial activities

Commercial activities consist primarily of personnel costs, including share-based compensation, related to executive and commercial functions, and external consulting service fees.

We anticipate that our commercial activities will increase in the future following successful BLA for omidubicel as we will increase our commercial headcount and infrastructure to support commercialization of our product candidates.

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

Income taxes

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $135.5 million (including capital losses of $0.5 million) as of December 31, 2019, in addition, the US subsidiary has net operating losses carryforward of $4.5 million for the federal tax purposes as of December 31, 2019. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the unused tax losses can be utilized. As of December 31, 2019, we did not recognize deferred tax assets for carryforward losses because their utilization in the foreseeable future is not probable.

Analysis of Results of Operations

Comparison of the years ended December 31, 2019 and 2018

The following table summarizes our results of operations for the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018
	(in thousands)

Operating Expenses
Research and development expenses, net (1)	$31,462	22,045
Commercial activities	4,692	-
General and administrative expenses (1)	12,091	11,599
Operating loss	48,245	33,644
Financial expenses (income), net	(13,824)	19,217
Loss before taxes on income	34,421	52,861
Taxes on income (benefit)	(70)	70
Net loss	$34,351	52,931

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2019	2018
	(in thousands)

Research and development, net	$1,600	705
Commercial activities	879	-
General and administrative expenses	2,389	2,870
Total share-based compensation	$4,868	3,575

Research and development expenses

Research and development expenses increased by approximately $9,400,000 to $31.4 million in the year ended December 31, 2019 from $22.0 million in the year ended December 31, 2018. The increase was attributable mainly to a $4,900,000 increase in clinical activities relating to advancing both our Phase 3 and GDA 201 clinical programs, an increase of $4,200,000 in salaries and benefits, consisting primarily of additional headcount focused on clinical development and an increase of $300,000 in rent and other expenses.

Commercial activities

Our commercial organization was established in 2019 and its expenses amounted to $4,700,000 for the year ended December 31, 2019 compared to none for the year ended December 31, 2018. These expenses were attributable mainly to $2,400,000 of salaries and benefits resulting from the new increased headcount and $2,300,000 in professional services and other expenses.

General and administrative expenses

General and administrative expenses increased by approximately $500,000 to $12.1 million in the year ended December 31, 2019, up from $11.6 million in the year ended December 31, 2018. The increase was attributable mainly to a $1,800,000 decrease in cash and non-cash salaries and benefits expenses as a result of allocations to commercial expenses and executive benefits provided in 2018, offset by a $1,000,000 increase in professional services expenses associated with being a publicly-traded company and a $1,300,000 increase in rent and other expenses.

Finance income, net

Finance expenses (income), net, increased by approximately $33.0 million to $13.8 million income in the year ended December 31, 2019, compare to $19.2 million expenses in the year ended December 31, 2018. The increase was primarily due to $33.5 million non-cash income resulting from revaluation of warrants to shareholders, an increase of $400,000 in cash management and $400,000 non-cash income from foreign currency translation offset by $1,300,000 non-cash revaluation expenses of the Israeli Innovation Authority royalty-bearing grant liability and the implementation of the new IFRS 16 accounting standard.

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

For option grants prior to our initial public offering, or IPO, we selected the binominal pricing model as the most appropriate method for determining the estimated fair value of our equity-based awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the accelerated method pursuant to which each vesting tranche is treated as a separate amortization period from grant date to vest date and classify these amounts in our consolidated financial statements based on the department to which the related employee reports.

Our determinations of the grant date fair value of options using the binomial model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the fair value of our share price as of the grant date, the expected volatility of our share price over the expected term of the options (estimated using historical data of comparable companies), share option exercise and cancellation behaviors, risk-free interest rates, expected dividend yields (assumed to be zero as we have historically not paid and do not intend to pay dividends on our ordinary shares):

Grant Date	Amount Granted	Type of Shares
November 12, 2019	62,000	Ordinary Shares
July 8, 2019	183,500	Ordinary Shares
June 4, 2019	138,000	Ordinary Shares
March 14, 2019	316,800	Ordinary Shares
January 7, 2019	90,000	Ordinary Shares
October 30, 2018	65,000	Ordinary Shares
July 23, 2018	90,000	Ordinary Shares
July 20, 2018	195,056	Ordinary Shares
May 14, 2018	401,921	Ordinary Shares
December 28, 2017	606,574	Ordinary Shares
November 16, 2017	416,574	Ordinary Shares
March 2, 2017	134,800	Ordinary Shares
March 2, 2017	178,067	Ordinary C Shares

Prior to our IPO, the fair value of our ordinary shares was determined by our management with the assistance of an appraiser and was determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. For options granted after our IPO, the fair value of our ordinary shares is determined as the closing price of our ordinary shares as reported on The Nasdaq Global Market on the grant date. The assumptions used in our valuation model are based on future expectations combined with management’s judgment, and considered a number of objective, complex and subjective factors to determine the best estimate of the fair value of our ordinary shares, including contemporaneous and retrospective valuations of our ordinary shares performed by an unrelated valuation specialist, valuations of comparable peer companies, operating and financial performance, the lack of liquidity of our share capital, and general and industry specific economic outlook. Based on the fair value of our ordinary shares as of December 31, 2019 and December 31, 2018, the intrinsic value of the awards outstanding as of December 31, 2019 and December 31, 2018 was $3.8 million and $22.0 million, respectively.

The dates of our valuations historically did not always coincide with the dates of our share-based compensation grants. In such instances, management’s estimates were based on the most recent valuation of our ordinary shares. For grants occurring between valuation dates, for financial reporting purposes, we used the closest valuation date before the grant, as we believed that the ordinary share valuation represented the valuation at the date of grant. The following table lists the valuation dates of our ordinary shares:

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

We applied a discount to the resulting valuation due to the lack of marketability of our ordinary shares. We calculated this using an Asian put option model. The significant assumptions involved were the same as described above. Since our initial public offering, the fair value of our ordinary shares has been determined based on the closing price of our ordinary shares on the Nasdaq Global Market.

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

As of December 31, 2019, we estimated the fair value of these warrants using a Black-Scholes option pricing model, which is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables are estimated as follows:

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

Recent Accounting Pronouncements

See note 4 of the accompanying audited consolidated financial statements for the year ended December 31, 2019.

Internal Control over Financial Reporting

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of our ordinary shares. Pursuant to Section 404 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have completed the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. Based on this process, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2019.

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

B. Liquidity and Capital Resources.

Sources of Liquidity

Since our inception, we have incurred losses and negative cash flows from our operations. For the year ended December 31, 2019, the year ended December 31, 2018 and the year ended December 31, 2017, we incurred a net loss of $34.4 million, $52.9 million, and $ 19.0 million, respectively, and net cash of $37.9 million, $26.4 million, and $16.5 million respectively, was used in our operating activities. As of December 31, 2019, December 31, 2018, and December 31, 2017, we had working capital of $45.3 million, $55.5 million and $39.0 million, respectively, and an accumulated deficit of $203.6 million, $169.2 million and $116.3 million, respectively. Our principal sources of liquidity as of December 31, 2019, December 31, 2018 and December 31, 2017, consisted of cash and cash equivalents, Marketable securities and short-term deposits of $55.4 million, $60.7 million and $41.1 million, respectively.

Capital Resources

Overview

Through December 31, 2019, we have financed our operations primarily through private placements and public offerings of equity securities and through the grants received from the IIA.

Cash flows

The following table summarizes our statement of cash flows for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Net cash provided by (used in)
Operating activities	$(37,930)	(26,426)	(16,549)
Investing activities	3,666	(2,751)	(20,222)
Financing activities	35,729	48,093	40,037

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

Net cash used in operating activities was $37.9 million during the year ended December 31, 2019, compared to $26.4 million used in operating activities during the year ended December 31, 2018. The $11.5 million increase in cash used was attributable primarily due to an increase in our cash burn rate.

Net cash provided by (used in) investing activities

Net cash provided by investing activities was $3.7 million during the year ended December 31, 2019, compared to $2.8 million used in investing activities during the year ended December 31, 2018. The $6.5 million increase is primarily related to the purchase and maturity of Marketable securities and changes in bank deposits, offset, in part, by an increase of $1.4 million from the purchase of property and equipment.

Net cash provided by financing activities

Net cash provided by financing activities was $35.7 million during the year ended December 31, 2019, compared to $48.1 million during the year ended December 31, 2018. The decrease is primarily related to net proceeds of $37.1 million from the issuance of shares from our 2019 follow on offering, compared to $47.5 million from our initial public offering in 2018.

Funding Requirements

We believe that our existing funds will enable us to fund our operating expenses and capital expenditure requirements through March 2021. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the progress, timing and completion of our pivotal Phase 3 clinical trial for omidubicel;

●	the progress, timing and completion of preclinical studies and clinical trials for omidubicel or any of our other product candidates;

●	the costs related to obtaining regulatory approval for omidubicel and any of our other product candidates, and any delays we may encounter as a result of regulatory requirements or adverse clinical trial results with respect to any of these product candidates;

●	selling, marketing and patent-related activities undertaken in connection with the commercialization of omidubicel and any of our other product candidates, and costs involved in the development of an effective sales and marketing organization

●

the costs involved in filing and prosecuting patent applications and obtaining, maintaining and enforcing patents or defending against claims or infringements raised by third parties, and license royalties or other amounts we may be required to pay to obtain rights to third-party intellectual property rights; and

●	establishing a sales, marketing and distribution infrastructure and scale up manufacturing capabilities to commercialize any products for which we obtain regulatory approval.

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

Until such time, if ever, as we can generate substantial product revenue, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

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

E. Off-balance sheet arrangements.

As of December 31, 2019, and as of the date of this annual report on Form 20-F and during the periods presented, we do not and did not, respectively, have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations.

Our known contractual obligations as of December 31, 2019 are summarized in the following table. The obligations detailed below do not include grants received from the IIA pursuant to which we will owe royalties upon commercialization of our product candidates. As of December 31, 2019, the royalty amount payable under these funding arrangements is $33.4 million, including interest of $5.8 million.

	Payments due by period
	Less than 1 Year	2 to 5 Years	Over 5 Years	Total
	(in thousands)

Operating lease obligations (1)	$1,969	$1,378	$3,197	$6,544

(1)	Operating lease obligations consist of our real estate lease agreements, which consist of the office building in Jerusalem, Israel, a planned production plant in Kiryat Gat, Israel and a production area in Hadassah, Israel and leased cars.

G. Safe Harbor.

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Note Regarding Forward-Looking Statements.”

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The table below sets forth our directors and executive officers as of February 20, 2020. The business address for each of our executive officers and directors is c/o 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340, Israel.

Name	Age	Position
Dr. Julian Adams	65	Director and Chief Executive Officer
Shai Lankry	43	Chief Financial Officer
Joshua Hamermesh	47	Chief Business Officer
Tzvi Palash	63	Chief Operating Officer
Dr. Tracey Lodie	50	Chief Scientific Officer
Dr. Ronit Simantov	55	Chief Medical Officer
Thomas Klima	48	Chief Commercial Officer
Jas Uppal	52	Chief Regulatory and Quality Officer
Robert I. Blum*	56	Chairman of the Board of Directors
Ofer Gonen*	46	Director
Shawn C. Tomasello	61	Director
Kenneth I. Moch*	65	Director
Dr. Michael S. Perry*	60	Director
Stephen T. Wills	62	Director
Nurit Benjamini*	53	Director

*	Non-management director

Executive Officers

Julian Adams, Ph.D., joined our board of directors in August 2016 and has served as our Chief Executive Officer since November 2017. Dr. Adams has more than 35 years of experience in drug discovery and development. From 2003 to 2016, Dr. Adams held roles of increasing responsibility at Infinity Pharmaceuticals, Inc., where he built and led the company’s R&D efforts which ultimately led to the approval of duvelisib, also known as Copiktra®, for the treatment of certain leukemias and lymphomas. Prior to joining Infinity, from 1999 to 2003, Dr. Adams served as a Senior Vice President at Millenium Pharmaceuticals, where he led the development of bortezomib, also known as Velcade®, for the treatment of multiple myeloma. He has served on the boards of directors of numerous biotechnology companies, and currently serves as the Chairman of the board of directors of Elicio Therapeutics. Dr. Adams received a B.S. from McGill University and a Ph.D. from the Massachusetts Institute of Technology in the field of synthetic organic chemistry.

Shai Lankry has served as our Chief Financial Officer since April 2018. Mr. Lankry has more than 15 years of senior management experience in finance. Prior to joining Gamida Cell, from 2016 to 2018, Mr. Lankry served as a Finance Director at West Pharmaceutical Services Inc., leading the R&D and operations financials for the Israeli subsidiary. From 2013 to 2017, Mr. Lankry was the Chief Financial Officer and Israeli Site Manager of Macrocure Ltd. where he played an integral role in the company’s 2014 U.S. initial public offering and 2017 acquisition by Leap Therapeutics Inc. From 2006 to 2013, Mr. Lankry held senior finance positions at Ethicon Biosurgery, a Johnson & Johnson company, where in his most recent position, he was the Biologics Cluster Finance Director, managing the Biologics finance organization at multiple sites worldwide. Mr. Lankry is a licensed Israeli CPA and holds an M.B.A. in Finance from Tel-Aviv University.

Joshua Hamermesh has served as our Chief Business Officer since April 2018. Mr. Hamermesh has more than two decades of experience in corporate strategy and commercialization for pharmaceutical and biotechnology companies. Prior to joining Gamida Cell, from 2014 to 2018, Mr. Hamermesh served as senior vice president at Locust Walk Partners, Inc., a strategic partnering and financing transaction advisory firm, where he played an instrumental role in leading numerous transactions across an array of therapeutic areas and technologies. From 2011 to 2014, Mr. Hamermesh served as vice president, business and corporate development at Infinity Pharmaceuticals, Inc., where he was responsible for the company’s in-licensing, out-licensing and alliance management activities. From 2009 to 2011, Mr. Hamermesh served as senior vice president, strategy and corporate development at Pervasis Therapeutics, Inc., where he led strategic partnering initiatives for the company’s product development portfolio. Mr. Hamermesh is currently a director of Neurohealing Pharmaceuticals, a biopharmaceutical company. He received his undergraduate degree from Amherst College and an M.B.A. from Harvard Business School.

Tzvi Palash has served as our Chief Operating Officer since July 2018. Mr. Palash has more than 30 years of expertise in commercial operations in the healthcare industry. Prior to joining Gamida Cell, from 2010 to 2018, Mr. Palash served as chief operating officer at Protalix Biotherapeutics, Inc., from 2006 to 2010 as a member of the Global Aesthetic Management Team within the Consumer Group of Johnson & Johnson and from 2000 to 2006 as a general manager at ColBar LifeScience Ltd. From 1992 to 1993, Mr. Palash held operational roles at Teva Pharmaceutical Industries and from 1981 to 1992, served as production manager at Interpham Laboratories. Mr. Palash holds a B.Sc. from Tel Aviv University and M.Sc. in biochemistry from Hebrew University of Jerusalem.

Tracey Lodie, Ph.D. has served as our Chief Scientific Officer since June 2019. Dr. Lodie is an immunologist with over 16 years of drug discovery experience in the areas of autoimmunity, transplant biology and immuno-oncology. Prior to joining Gamida Cell, from 2017 to 2019 Dr. Lodie served as Senior Vice President, Translational Immunology at BlueRock Therapeutics, from 2015 to 2017 she also served as Vice President of Immunology at Syros Pharmaceuticals. Dr. Lodie spent over 14 years at Sanofi-Genzyme from 2001 to 2015, where she held roles of increasing responsibility. While at Sanofi-Genzyme, Dr. Lodie’s research led to the approval of Mozobil® and her group was responsible for data that supported the approval and post-approval safety requirements of Lemtrada®. Dr. Lodie holds a B.S. degree in biology from Fairfield University and a Ph.D. in immunology and pathology from Boston University School of Medicine.

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

Thomas Klima, has served as our Chief Commercial Officer since January 2019. Before joining Gamida Cell, from January 2018 to January 2019 Mr. Klima served as the Head of Global Commercial Planning and Operations at Atara Biotherapeutics Inc. From 2015 to 2018, Mr. Klima was a Senior Vice President and Chief Commercial Officer at Navidea Biopharmaceuticals Inc. Mr. Klima also served as Head of Sales and Commercial Operations at Algeta ASA from 2012 to 2015 and led the successful commercial build-out and launch of Xofigo®. Before Algeta, he held various commercial leadership positions at Dendreon. Mr. Klima began his pharmaceutical career at Eli Lilly where he held several positions of increasing responsibility and participated in the global launch of Cymbalta®. Mr. Klima holds a B.A. in Business Administration and Marketing from Western State College, Colorado.

Jas Uappal, Ph.D. has served as our Chief Regulatory and Quality Officer since January 2020. Dr. Uppal brings more than 25 years of global experience in the pharmaceutical industry, including expertise in hematology, immunology and neurology. During her career, she has played key roles in building regulatory organizations and leading multiple successful product launches. In 2019, Dr. Uppal served as a consultant to AgenTus Therapeutics, leading their clinical and regulatory start-up activities for development of two allogeneic and autologous cell therapy products for the treatment of hematological malignancies. From 2017 to 2019 Dr. Uppal served as Vice President, Global Head of Regulatory Affairs of Oncology, Endocrinology and Rare Diseases at Ipsen Biopharmaceuticals, where she held worldwide responsibility for Ipsen’s oncology, endocrinology and rare diseases portfolio. In this role, she led all areas of product development and managed a team of regulatory professionals. Prior to Ipsen, from 2015 to 2017 she served as Vice President, Global Head of Regulatory Affairs at Karyopharm Therapeutics, where she was responsible for developing a global regulatory strategy and approach for multiple Phase 2 and Phase 3 programs that were being developed to treat hematological malignancies and solid tumors. Earlier in her career, Dr. Uppal held several regulatory-related positions over the course of 12 years at Biogen Idec (now Biogen) that culminated in her role as Director of Global Emerging Markets and Head of Development Sciences. Dr. Uppal has participated in over 30 new drug approvals worldwide and has more than 30 publications in peer reviewed journals. Dr. Uappal received her BS.c degree in Biochemistry from Queen Mary, University of London and a Ph.D. in biochemistry from Kings College, University of London.

Non-Employee Directors

Robert I. Blum joined our board of directors as Chairman in September 2018. Mr. Blum has served since January 2007, as the President and Chief Executive Officer of Cytokinetics, Inc. Previously, Mr. Blum held other positions of increasing responsibility following his participation in the founding of Cytokinetics. Prior to Cytokinetics, Mr. Blum served in senior business development and marketing positions at COR Therapeutics, Inc. and in various commercial and business planning roles at Marion Laboratories, Inc. and Syntex Corporation. Mr. Blum received B.A. degrees in Human Biology and Economics from Stanford University and an M.B.A. from Harvard Business School.

Ofer Gonen has served on our board of directors since January 2015. Mr. Gonen serves as the Chief Executive Officer of Clal Biotechnology Industries Ltd. (TASE:CBI) since 2017, having served previously as a Vice President since 2003. Mr. Gonen serves as a director of MediWound Ltd. (Nasdaq: MDWD) since 2013 and of Anchiano Therapeutics Ltd. (Nasdaq: ANCN). Previously, Mr. Gonen served as the general manager of Biomedical Investments and as an Academic Aide to the Governor of the Bank of Israel. Mr. Gonen earned a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University.

Shawn Tomasello, has served on our board of directors since June 2019. Ms. Tomasello has served from 2015 to 2018 as the Chief Commercial Officer of Kite Pharma, Inc., a company engaged in the development of cancer immunotherapy products. Prior to joining Kite Pharma (now, a part of Gilead Sciences, Inc.), from 2014 to 2015 Ms. Tomasello served as the Chief Commercial Officer of Pharmacyclics Inc. (Nasdaq: PCYC), a pharmaceutical manufacturer acquired by Abbvie, Inc. From April 2005 to August 2014, Ms. Tomasello was employed at Celgene Corporation (Nasdaq: CELG), initially as the Vice President, Sales and Training, and then as President of the Americas, Hematology and Oncology, where she was responsible for all aspects of the commercial organization encompassing multiple brands spanning 11 indications. Prior to joining Celgene Corporation, Ms. Tomasello was with Genentech, Inc. (formerly NYSE: DNA) from 1989 through 2005. Her last position at Genentech was National Director, Hematology Franchise (Rituxan®) from early 2003 to April 2005. Ms. Tomasello serves on the board of directors of Urogen Pharma Ltd. (NASDAQ: URGN), Mesoblast Limited (ASX:MSB) Centrexuin Theraoeutics, Oxford BioTheraoeutics and Principia Biopharma Inc. (PRNB). Ms. Tomasello earned her B.S. in Marketing from the University of Cincinnati and her M.B.A. from Murray State University, KY.

Kenneth I. Moch has served on our board since July 2016. Mr. Moch serves as the President and Chief Executive Officer of Cognition Therapeutics, since 2016. From 2015 to 2016, he has served as the Managing Partner of Salutramed Group. From 2014 to 2015, he served as the president of Euclidian Life Science Advisors. He has served as a director of Zynerba Pharmaceuticals since 2015 and as a director of the Biotechnology Innovation Association since 2017. Mr. Moch has more than 30 years of experience in building private and public life science companies. He holds an A.B. in biochemistry from Princeton University and an M.B.A. from the Stanford University Graduate School of Business.

Michael S. Perry, Ph.D., has served on our board of directors since May 2017. Dr. Perry is serving as the Chief Executive Officer of Avita Medical Ltd since June 2017, and as a member of its board of directors since February 2013. He is also serving as a Managing Director of Bioscience Managers Pty Ltd. since April 2017. Prior to joining Avita Medical, Dr. Perry held a variety of executive roles in large pharma and biotech companies and venture capital, including, from 2012 to 2017, as Chief Scientific Officer of Novartis Pharma A.G.’s Cell and Gene Therapy Unit and Global Head of Cellular Therapy, from 2000 to 2002, Global Head of R&D at Baxter International, and as a venture partner at Bay City Capital LLC from 2004 to 2012. He has also serves as a director of Arrowhead Pharmaceuticals since December 2011 and as a director of Ampliphi Biosciences Corporation since 2005. Dr. Perry earned a Doctor of Veterinary Medicine (DVM), a Ph.D. in Biomedical Science-pharmacology and a B.Sc. in physics, from the University of Guelph, Canada and is also a graduate of the Harvard Business School International Management Program.

Stephen T. Wills has served on our board of directors since June 2019. Mr. Wills currently serves as the Chief Financial Officer (since 1997), and Chief Operating Officer (since 2011), of Palatin Technologies, Inc. (NYSE: PTN), a biopharmaceutical company developing targeted, receptor-specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. Mr. Wills serves on the boards of directors of MediWound Ltd. (Nasdaq: MDWD), a biopharmaceutical company focused on treatment in the fields of severe burns, chronic and other hard to heal wounds, since April 2017, and as Chairman since January 2018, and of Amryt Pharma, a biopharmaceutical company focused on developing and delivering treatments to help improve the lives of patients with rare and orphan diseases, since September 2019 (chairman of audit committee and member of the finance committee). Mr. Wills also serves on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school, since 2013, and its Chairman since June 2018. Mr. Wills served on the board of directors of Caliper Corporation, a psychological assessment and talent development company, since March 2016, and as Chairman from December 2016 to December 2019, when Caliper was acquired by PSI.  Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc., a provider of advanced wound care products, from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences (Nasdaq: IART). Previously, Mr. Wills served on the board of directors of Derma Sciences as the lead director and chairman of the audit committee from June 2000 to December 2015. Mr. Wills served as the Chief Financial Officer of Derma Sciences from 1997 to 2000. Mr. Wills served as the President and Chief Operating Officer of Wills, Owens & Baker, P.C., a public accounting firm, from 1991 to 2000. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.

Nurit Benjamini has served on our board of directors since January 2019. Ms. Benjamini currently serves as Chief Financial Officer of Crazy Labs Ltd., a company that creates fresh mobile content since December 2013. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com; from 2007 to 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd., now Sigma Designs Israel Ltd., a subsidiary of Sigma Designs Inc. and from 2000 to 2007, she served as the Chief Financial Officer of Compugen Ltd. Ms. Benjamini currently serves as the chairperson of the audit committee, and on the board of directors of RedHill Biopharma Ltd., as an external director of BiolineRx Ltd., and as the chairperson of its audit committee, and on the board of directors of Allot Communications Ltd. Ms. Benjamini earned a B.A. degree in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

B. Compensation.

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2019. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, share-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2019, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our director and officer liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Individual Covered Executive Compensation

Name and Principal Position(1)	Salary(2)	Bonus	Share-based Compensation (3)	All other compensation (4)	Total
	In thousands USD $
Dr. Julian Adams - Director and Chief Executive Officer	515	213	1,492	12	2,232
Dr. Ronit Simantov - Chief Medical Officer	374	182	325	31	912
Joshua Hamermesh - Chief Business Officer	358	130	379	20	887
Shai Lankry - Chief Financial Officer	237	103	490	13	843
Tom Klima - Chief Commercial Officer	342	50	375	-	767

(1)	All Covered Executives were employed on a full time (100%) basis during their term of employment in 2019.

(2)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2019, based on the option’s fair value, calculated in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 11 to our consolidated financial statements.

(4)	Including leased car expenses.

Compensation of Executive Officers and Directors as a Group

The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2019, was approximately $7.2 million, including share-based compensation expenses of approximately $3.7 million. This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

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

Our employees are employed under the terms prescribed in their respective personal contracts, in accordance with the decisions of our management. Under these employment contracts, the employees are entitled to the social benefits prescribed by law and as otherwise provided in their personal contracts. Each of these employment contracts contains provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. Under current applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business Operations—” for a further description of the enforceability of non-competition clauses. We also provide certain of our employees with a company car, which is leased from a leasing company.

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

2014 Israeli Share Incentive Plan

In November 2014 and December 2014, respectively, our board of directors adopted and our shareholders approved our 2014 Israeli Share Incentive Plan, or the 2014 Plan. The 2014 Plan replaced our 2003 Plan. We are no longer granting options under the 2014 Plan because it was superseded by our 2017 Share Incentive Plan, or the 2017 Plan, although previously granted awards remain outstanding. As of December 31, 2019, following the conversion of the Ordinary C shares into ordinary shares in connection with our initial public offering, we had options to purchase 1,114,250 Ordinary Shares outstanding under the 2014 Plan with a weighted-average exercise price of $0.25.

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

2017 Share Incentive Plan

In January 2017 and February 2017, respectively, our board of directors adopted and our shareholders approved our 2017 Plan. The 2017 Plan replaced our 2014 Plan. We are no longer granting options under the 2014 Plan because it was superseded by the 2017 Plan, although previously granted awards remain outstanding. As of December 31, 2019, we had options to purchase 2,085,366 ordinary shares outstanding under the 2017 Plan with a weighted-average exercise price of $4.57.

As of December 31, 2019, our 2017 Plan, as amended, has up to 417,762 ordinary shares available for issuance under the 2017 Plan. The 2017 Plan, as amended, also contains an “evergreen” provision, which provides for an automatic allotment of ordinary shares to be added every year to the pool of ordinary shares available for grant under the 2017 Plan. Under the evergreen provision, on January 1 of each year (beginning January 1, 2019), the number of ordinary shares available under the 2017 Plan automatically increases by the lesser of the following: (i) one and one-half percent (1.5%) of our outstanding ordinary shares on the last day of the immediately preceding year; and (ii) an amount determined in advance of January 1 by the board.

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

As of December 31, 2019, outstanding awards under our Equity Incentive Plans totaled 3,405,188 ordinary shares and an additional 417,762 awards were available for grant. Of the 3,405,188 outstanding options, options to purchase 1,865,572 ordinary shares were vested as of December 31, 2019, with a weighted average exercise price of $2.68 per share, and will expire between January 18, 2020 and November 12, 2029.

C. Board Practices.

Our amended and restated articles of association provide that we may have between 5 and 11 directors. Our board of directors currently consists of eight directors. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2019 and after, at each annual general meeting the term of office of only one class of directors will expire. Each director will hold office until the annual general meeting of our shareholders in which his or her term expires, unless they are removed by a vote of 60% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our amended and restated articles of association.

Our directors are divided among the three classes as follows:

(i)	the Class I directors are Kenneth I. Moch, Dr. Michael S. Perry and Nurit Benjamini, and their terms will expire at the annual general meeting of the shareholders to be held in 2020 and when their successors are elected and qualified;

(ii)	the Class II directors are Robert I. Blum, Dr. Julian Adams and Ofer Gonen, and their terms will expire at the annual general meeting of the shareholders to be held in 2021 and when their successors are elected and qualified; and

(iii)	the Class III directors are Shawn C. Tomasello and Stephen T. Willis, and their terms will expire at the annual general meeting of the shareholders to be held in 2022 and when their successors are elected and qualified.

Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all our directors up for election or re-election.

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

Under the Companies Law, the chief executive officer of a public company may not serve as the chairman of the board of directors of the company unless approved by the holders of a majority of the shares of the company represented at the meeting in person or by proxy or written ballot, for a period that shall not exceed 3 years for each shareholder approval, provided that:

●

at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

●	the total number of shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

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

Our audit committee consists of Nurit Benjamini, Stephen T. Wills and Kenneth I. Moch. Ms. Benjamini serves as Chairman of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules and are independent directors under such rules. Our board of directors has determined that Ms. Benjamini is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Our board of directors has determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our audit committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees.

Approval of transactions with related parties

Under the Companies Law, the approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “Item 6.—Directors, Senior Management and Employees—C. Board Practices—Fiduciary duties and approval of specified related party transactions under Israeli law.” The term “controlling shareholder” means any shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its chief executive officer. For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if no other shareholder holds more than 50% of the voting rights in the company. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. As of the date of this annual report on Form 20-F, we do not have a controlling shareholder as defined under the Companies Law.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq Rules, which include, among others:

●	retaining and terminating our independent auditors, subject to the ratification of the board of directors, and in the case of retention, to that of the shareholders;

●	pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors; overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

●	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	reviewing with our general counsel and/or external counsel, as deem necessary, legal and regulatory matters that could have a material impact on the financial statements;

●	identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors; and

●	reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law.

Compensation committee

Under the Companies Law, the board of directors of any public company must appoint a compensation committee. Our compensation committee, which consists of Ofer Gonen, Dr. Michael S. Perry, Kenneth I. Moch and Shawn C. Tomasello, assists our board of directors in determining compensation for our directors and officers. Mr. Moch serves as Chairman of the committee. Our board of directors has determined that each member of our compensation committee is independent under the Nasdaq Rules, including the additional independence requirements applicable to the members of a compensation committee.

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

●	making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

●	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates to the compensation policy;
●	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

●	exempting, under certain circumstances, a transaction with our chief executive officer from the approval of the general meeting of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Rules, which include among others:

●	recommending a compensation policy to our board of directors for its approval, in accordance with the requirements of the Companies Law, as well as making recommendations to the board of directors with respect to other compensation policies, incentive-based compensation plans and share-based compensation plans, overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications that the committee deems appropriate, including as required under the Companies Law;

●	reviewing and approving the granting of options and other incentive awards to the chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, and evaluating their performance in light of such goals and objectives;

●	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

●	administering our share-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation arrangement and who are present and voting (excluding abstentions); or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement, does not exceed 2% of the company’s aggregate voting rights.

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s size, the nature of its operations and risk management policy; and, with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise and accomplishments of the relevant office holder;
●	the office holder’s position, responsibilities and prior compensation agreements with him or her;

●

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

●	if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable share-based components; and

●

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

The compensation policy must also include, inter alia, with regards to variable components:

●	with the exception of office holders who report directly to the chief executive officer, determining the variable components on long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of an office holder’s compensation package shall be awarded based on non-measurable criteria, if such amount is not higher than three months’ salary per annum, while taking into account such office holder’s contribution to the company;

●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of share-based compensation, at the time of grant;

●	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	the minimum holding or vesting period of variable share-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and
●	a limit to retirement grants.

Our compensation policy, which was amended on June 4, 2019, is designed to promote retention and motivation of directors and executive officers, incentivize individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and share-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for share-based compensation.

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

The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version), 5728-1968. The duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among others, a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes, among others, the duty to:

●	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal benefit for himself or herself or for others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and, in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to make such disclosure if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

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

Under the Companies Law, an “extraordinary transaction” which requires approval is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

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

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See “Item 6. Directors, Senior Management and Employees—C. Board Practices — Audit committee—Approval of transactions with related parties” for a definition of controlling shareholder. Unless exempted under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, which includes transactions for the provision of services by a controlling shareholder or his or her relative, whether directly or indirectly, including through a company controlled by such controlling shareholder, and if such controlling shareholder or relative thereof is an office holder in the company, any transactions regarding his or her terms of office, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements, which we refer to as a Special Majority:

●	at least a majority of the shares held by shareholders who do not have a personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who do not have a personal interest in the transaction who vote against the transaction represent no more than two percent (2%) of the voting rights in the company.

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

Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

●	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed two percent (2%) of the aggregate voting rights in the company.

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

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at general meetings of shareholders on the following matters:

●	an amendment to the articles of association;

●	an increase in the company’s authorized share capital;

●	a merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

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

Under the Companies Law and the Securities Law, 5738—1968, or the Securities Law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such undertaking must be limited to certain events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the foreseen events and described above amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as (1) a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (2) in connection with a monetary sanction; a monetary liability imposed on him or her in favor of an injured party at an Administrative Procedure (as defined below) pursuant to Section 52(54)(a)(1)(a) of the Securities Law;

●	expenses incurred by an office holder or certain compensation payments made to an injured party that were instituted against an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

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

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;
●	a breach of duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;
●	a monetary liability imposed on the office holder in favor of a third party;
●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and
●	expenses incurred by an office holder in connection with an Administrative Procedure instituted against him or her, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
●	an act or omission committed with intent to derive illegal personal benefit; or
●	a fine, monetary sanction or forfeit levied against the office holder.

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

D. Employees.

As of December 31, 2019, we had 79 full-time employees and four part-time employees, 67 of whom are based in Israel and 16 of whom are based in the United States. Of these employees, 65 are primarily engaged in research and development activities and 15 are primarily engaged in general and administrative and commercial matters. A total of eight employees have an M.D. or Ph.D. degree. None of our employees is represented by a labor union. We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

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

Share Option Plans

For information on our see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Compensation Plans.”

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February, 20, 2020 by:

●	each of our directors and executive officers;
●	all of executive officers and directors as a group; and
●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of February 20, 2020, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 33,670,926 ordinary shares outstanding as of February 20, 2020.

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

	As of February 20, 2020(1)
	Ordinary Shares	%
Holders of more than 5% of our voting securities:

Access Industries.(2)	8,792,489	26.0%
Novartis Pharma A.G.(3)	5,194,054	15.0%
FMR LLC(4)	2,878,270	8.5%
Smartmix Limited(5)	2,857,331	8.5%
Elbit Cord Blood Limited Partnership(6)	2,685,590	8.0%
Shavit Capital Funds(7)	2,194,289	6.4%
Israel HealthCare Ventures 2 LP Incorporated (IHCV II)(8)	1,915,508	5.7%

Directors and executive officers who are not 5% holders:

Dr. Julian Adams	*	-%
Shai Lankry	*	-%
Josh Hamermesh	*	-%
Tzvi Palash	*	-%
Tracey Lodie	*	-%
Dr. Ronit Simantov	*	-%
Thomas Klima	*	-%
Jas Uppal	*	-%
Robert I. Blum	*	-%
Ofer Gonen	*	-%
Shawn Tomasello	*	-%
Kenneth I. Moch	*	-%
Michael S. Perry	*	-%
Stephen Wills	*	-%
Nurit Benjamini	*	-%

All directors and executive officers as a group (15 persons)(9)	827,705	2.4%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	The percentages shown are based on 33,670,926 ordinary shares issued and outstanding as of February 20, 2020

(2)	Consists of: (i) 1,507,369 ordinary shares and 160,743 ordinary shares issuable upon exercise of outstanding warrants held by Clal Biotechnology Industries Ltd., or CBI; (ii) 1,374,377 ordinary shares held by Bio Medical Investment (1997) Ltd., or Bio Medical, a wholly owned subsidiary of CBI; (iii) 3,750,000 ordinary shares by AI Gamida Holdings LLC and (iv) 2,000,000 ordinary shares held by AI biotechnology LLC. Clal Industries Ltd. owns 47% of the outstanding shares of, and controls, CBI. Clal Industries Ltd. is wholly owned by Access AI Ltd., which is owned by AI Diversified Holdings S.à r.l., which is owned by AI Diversified Parent S.à r.l., which is owned by AI Diversified Holdings Limited (“AIDH Limited”). AIDH Limited is controlled by AI SMS L.P (“AI SMS”). Access Industries Holdings LLC (“AIH”) owns a majority of the equity of AI SMS, and Access Industries, LLC (“LLC”), holds a majority of the outstanding voting interests in AIH. Access Industries Management, LLC (“AIM”) controls LLC and AIH, and Len Blavatnik controls AIM. AIM controls AIH LLC and Len Blavatnik controls AIM. The address of each of Clal Industries Ltd., CBI and Bio Medical is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of each of foregoing other than Bio Medical, CBI, and Clal Industries Ltd. is 730 Fifth Avenue, 20th Floor, New York, NY 10019.

(3)	Consists of 4,336,759 ordinary shares and 857,295 ordinary shares issuable upon exercise of outstanding warrants. The principal address of Novartis A.G. is Lichtstrasse 35 4056 Basel, Switzerland.

(4)	Consists of 2,878,270 ordinary shares beneficially owned by FMR LLC. The principal address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(5)	Consists of 1,785,714 ordinary shares and 1,071,617 ordinary shares issuable upon exercise of outstanding warrants held by SMARTMIX LIMITED. The controlling shareholder of SMARTMIX LIMITED is VMS Investment Fund II, L.P. VMS Investment Fund II, L.P. is managed by VMS Investment Management GP II Limited in its capacity as the general partner. The controlling shareholder of VMS Investment Management GP II Limited is VMS Investment Management Inc. The controlling shareholder of VMS Investment Management Inc. is VMS Financial Services Group Limited. The controlling shareholder of VMS Financial Services Group Limited is VMS Holdings Limited. The controlling shareholder of VMS Holdings Limited is MAK Siu Hang Viola. The address of each of foregoing other than VMS Investment Fund II, L.P., VMS Investment Management GP II Limited and MAK Siu Hang Viola is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The address of each of VMS Investment Fund II, L.P. and VMS Investment Management GP II Limited is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The address of MAK Siu Hang Viola is 4/F, No. 24 Belleview Drive, Repulse Bay Garden, Hong Kong.

(6)	Consists of 2,685,590 ordinary shares held by Elbit Cord Blood Limited Partnership (“ECB”). The controlling interest holder of ECB is Elbit Medical Technologies Ltd. The controlling shareholder of Elbit Medical Technologies Ltd. is Elbit Imaging Ltd. The principal address of each of the foregoing is 3 Shimshon, Olympia A Tower, Petach Tikva, Israel.

(7)	Consists of (i) 1,765,168 Ordinary Shares and warrants to purchase up to 392,925 Ordinary Shares held by a number of affiliated Shavit funds, (ii) 10,000 Ordinary Shares and warrants to purchase up to 26,196 Ordinary Shares held by Mr. Gabriel Liebler. The address of each of Gabriel Leibler is 4a Gidon Street, Jerusalem 9350604 Israel.

(8)	Consists of 1,808,347 ordinary shares and 107,161 ordinary shares issuable upon exercise of outstanding warrants held by Israel HealthCare Ventures 2 L.P. (“IHCV 2”). The general partner of IHCV2 is IHCV2 General Partner Limited, which is controlled by its directors Fort Limited and Elton Limited. The controlling shareholder of Fort Limited and Elton Limited is Fort Management Services Limited. The controlling shareholder of Fort Management Services Limited is Mr. Jos Ensink. The address of each of the foregoing is Bordage House, Le Bordage, St Peter Port, Guernsey, GY1 1BU.

(9)	Consists of options to purchase 827,705 ordinary shares, which are currently exercisable or will become exercisable within 60 days of February 20, 2019.

Record Holders

As of February 20, 2020, our ordinary shares were held by 70 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 20, 2020, 6 registered holders were U.S. domiciled holders and held approximately 1.2% of our outstanding ordinary shares.

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been the increase in the percentage of ownership held by FMR LLC above 5% in 2019.

B. Related Party Transactions.

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions since December 31, 2016, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

B. Significant Changes.

No significant changes with respect to our consolidated financial statements have occurred since December 31, 2019.

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

2017 Private Placement

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Shareholders.”

At- the- Market Ordinary Shares Offering

On November 14, 2019, we entered into a Controlled Equity Sales Agreement under which we may offer and sell our ordinary shares having an aggregate gross sales price of up to $30 million from time to time through Cantor Fitzgerald & Co. or Cantor. Pursuant to the Sales Agreement and upon delivery of notice by the Company, Cantor may sell our ordinary shares under an “at the market offering”. From inception through to December 31, 2019 we did not sell any shares under this facility.

Commercial Manufacturing Agreement

In June 2019, we entered into the Services Agreement, with Lonza, which provides for the future commercial production after potential FDA approval of omidubicel. Under the Services Agreement, Lonza will construct and dedicate production suites prior to anticipated commercial launch. Additionally, the agreement enables us to increase the number of Lonza’s dedicated production suites over time to ensure commercial supply of omidubicel.

The term of the Services Agreement is the shorter of seven years from the date of execution or five years from the date of the first FDA approval of omidubicel. The Services Agreement may be terminated in the event of an uncured material breach by one of the parties. If we do not receive FDA approval of omidubicel by December 31, 2021, we will have the right to terminate the Services Agreement upon 30 days’ written notice. Either party may terminate without cause after the referenced time periods, but only after the Initial Term, which is the third anniversary of the Effective Date (June 10, 2019). Further, the Manufacturing Agreement may be terminated by either party upon notice in the event of dissolution, termination of existence, liquidation or business failure of the other party, the uncured appointment of a custodian or receiver to the other party or un-dismissed institution of insolvency, reorganization or bankruptcy proceedings.

As of the date of December 31, 2019, we have paid Lonza an aggregate of approximately $12.1 million pursuant to the Services Agreement.

Registration Rights Agreement

We have entered into the Investors’ Rights Agreement with certain of our shareholders. As of February 20, 2020, the holder of a total of 3,461,759 of our ordinary shares, have the right to require us to register these shares under the Securities Act under specified circumstances and will have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

Holders of a majority of the registrable securities under the Investors’ Rights Agreement or holders of registrable securities then outstanding and constituting the Special F Majority, as defined under the articles of association in effect immediately prior to the closing of our initial public offering, may request, subject to certain exceptions, that we file a registration statement on Form F-1. Upon receipt of such registration request, we are obligated to use our reasonable commercial efforts to file the registration statement as soon as practicable, and in any event within sixty (60) days after the date such request is given by the initiating shareholders.

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

Shelf Registration Rights

Holders of at least 25% of the registrable securities under the Investors’ Rights Agreement or holders of registrable securities then outstanding and constituting the Special F Majority, as defined under the articles of association that were in effect immediately prior to closing of our initial public offering, may, subject to certain limitation, request that we file a shelf registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act registering the resale from time to time by holders of registrable securities. In such event, we are required to give written notice of such request to all holders of registrable securities, who may elect to join in such request. Subsequently, upon receipt of such registration request, we are obligated to use our reasonable commercial efforts to file the registration statement as soon as practicable, and in any event within 45 days after the date such request is given. We are required to effect only one shelf registration statement. We are not required to effect any underwritten offering within 90 days of another underwritten offering.

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

E. Taxation4.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences in your particular situation, as well as any tax consequences that may arise under the laws of any taxing jurisdiction.

4 Under ongoing review.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% in 2019 tax year and thereafter. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

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

●

amortization over an eight-year period of the cost of patents and rights to use a patent and know-how that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, commencing from the tax year where the Industrial Enterprise began to use them;

●	under certain conditions, the right to elect to file consolidated tax returns with Israeli Industrial Companies controlled by it; and
●	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of our initial public offering.

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

The 2011 Amendment introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel.

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

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Taxation of the Company Shareholders

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israel resident if those assets are either (i) located in Israel, (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index (“CPI”) between the date of purchase and the date of disposal.

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

The Real Capital Gain derived by corporations will be generally subject to the ordinary corporate tax (23% in 2018 and thereafter).

Individual shareholders dealing in securities, or to whom such income is otherwise taxable as ordinary business income are taxed in Israel at their marginal tax rates applicable to business income (up to 47% in 2018 and thereafter).

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli resident (whether an individual or a corporation) shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the Company was listed for trading on Nasdaq provided, among other things (this condition will not apply to shares purchased on or after January 1, 2009), that (ii) such gains were not derived from a permanent business or business activity that the non-Israeli resident maintains in Israel, and (iii) neither such shareholders nor the particular gain are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985 (this condition will not apply to shares purchased on or after January 1, 2009). These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenue or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for an exemption). For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Double Tax Treaty, or a Treaty U.S. Resident, from Israeli capital gain tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 month period preceding such sale, subject to certain conditions; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate at the taxable year; and (iii) the capital gain from the sale, exchange or disposition was not derived through a permanent establishment that the U.S. resident maintains in Israel, (iv) the capital gains arising from such sale, exchange or disposition is not attributed to real estate located in Israel; or (v) the capital gains arising from such sale, exchange or disposition is not attributed to royalties; and (vi) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Treaty) is holding the shares as a capital asset. If any such case occurs, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the U.S.-Israel Double Tax Treaty.

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

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities on the amount of the consideration paid upon the sale of the securities at the rate of 25% in respect of an individual, or at a rate of corporate tax, in respect of a corporation (23% in 2018 and thereafter).

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

Payers of dividends on our shares, including the Israeli shareholder effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemption, reduced tax rates and the demonstration of a shareholder of his, her or its foreign residency, to withhold taxes upon the distribution of dividends at a rate of 25% provided that the shares are registered with a Nominee Company (for corporations and individuals).

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3%, on annual income exceeding a certain threshold (NIS 649,560 for 2019 which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to income derived from dividends, interest and capital gains.

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

Material U.S. Federal Income Tax Consequences to U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our ordinary shares and hold such ordinary shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons who received their ordinary shares pursuant to the exercise of an employee option or otherwise as compensatory payments, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of our shares by vote or value, persons who are subject to Section 451(b) of the Code, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities and arrangements that are classified as partnerships for U.S. federal income tax purposes, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

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

Based upon the value of our assets, including any goodwill, and the nature and composition of our income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2019. Because our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year, and will depend on the nature and composition of our income and the nature, composition and value of our assets (and because the calculation of the value of our assets may be determined in part by reference to the market value of our common shares, which may be volatile), there can be no assurance that we will not be a PFIC for the current taxable year or future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2019, and also expresses no opinion with regard to our expectations regarding our PFIC status in current or future taxable years.

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

Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed as ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

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

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting. Additionally, if a U.S. Holder does not file the required information, the statute of limitation with respect to tax return of the U.S. Holder to which the information relates may not close until three years after such information is filed.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not be required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

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

Liquidity risk

We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents, Marketable securities and short-term deposits). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the clinical stage and we are therefore exposed to liquidity risk. However, we believe that our existing cash and cash equivalents, Marketable securities and short-term deposits will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

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

As of December 31, 2019, $47.5 million of the net proceeds from our initial public offering were used to fund further clinical development of our product candidates, including the completion of our pivotal Phase 3 clinical trial of our product, Omidubicel, for the treatment of hematologic malignancies; to fund further development of our GDA-201; and for other general corporate purposes, including general and administrative expenses and working capital.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

●	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2019.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to the Company’s emerging growth company status which provides an exemption.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. Code of Ethics.

We have adopted a Code of Business Conduct and Ethics applicable to all our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and as required by the Nasdaq Stock Market Listing Rules, which refers to Section 406(c) of the Sarbanes-Oxley Act. Section 406(c) of the Sarbanes-Oxley Act provides that a “code of ethics” means such standards as are reasonably necessary to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the issuer; and (iii) compliance with applicable governmental rules and regulation.

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

ITEM 16C. Principal Accountant Fees and Services.

We paid the following fees for professional services rendered by Kost Forer Gabbay& Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm for the years ended December 31, 2019 and 2018:

	2019	2018
	(US$ in thousands)	(US$ in thousands)
Audit Fees(1)	392	347
Audit-Related Fees (2)	-	10
Tax Fees (3)	8	8
All Other Fees (4)	20	3

Total	420	368

(1)	Audit fees are the aggregate fees billed for the audit of our annual financial statements, quarterly review, statutory audits, issuance of consents and assistance with and review of documents filed with the SEC.

(2)	Audit-related fees would be assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under item (1).

(3)	Tax fees relate to tax compliance, planning and advice.

(4)	All other fees would be fees billed for services provided by our independent registered public accounting firm, with respect to government incentives and other matters.

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

Nasdaq Stock Market Listing Rules and Home Country Practices

In accordance with Israeli law and practice, we follow the provisions of the Companies Law, rather than the Listing Rules of the Nasdaq Global Market, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market Listing Rules of the Nasdaq require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, shall constitute a quorum of any general meetings of our shareholders. A proxy may be deemed to be two (2) or more shareholders pursuant to the number of Shareholders represented by the proxy holder. However, at such adjourned meeting, if the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum, but in any other case any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

●	Equity incentive plans. We adopt and approve material changes to equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. In addition, we follow Israeli corporate governance practice in lieu of Nasdaq Stock Market Listing Rule 5635(c), which requires shareholder approval prior to an issuance of securities in connection with share-based compensation of officers, directors, employees or consultants;

●

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

●

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

●	Shareholder’s approval in connection with dilutive events. We follow Israeli corporate governance practice instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company).

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

ITEM 19. Exhibits.

Exhibit		Incorporated by Reference				Filed/Furnished
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Herewith
1.1	Amended and Restated Articles of Association of the Registrant, as currently in effect	6-K	001-38716	3.1	11/1/2018
1.2	Memorandum of Association of the Registrant (unofficial English translation from Hebrew original), as amended on September 14, 2006	F-1	333-227601	3.4	9/28/2018
2.5	Description of Securities					*
4.1	Form of Indemnification Agreement	F-1/A	333-227601	10.1	10/17/2018
4.2	Employee Share and Option Plan (1998)	F-1	333-227601	10.2	9/28/2018
4.3	Stock Option Plan (1999)	F-1	333-227601	10.3	9/28/2018
4.4	2003 Israeli Share Option Plan	F-1	333-227601	10.4	9/28/2018
4.5	2014 Israeli Share Option Plan	F-1	333-227601	10.5	9/28/2018
4.6	2017 Share Incentive Plan, as amended	F-1/A	333-232302	10.6	26/6/2019
4.7	Amended and Restated Investors’ Rights Agreement, dated July 3, 2017, among the Registrant and the shareholders named therein	F-1	333-227601	10.7	9/28/2018
4.8†	Manufacturing Services Agreement, dated February 8, 2016, between the Registrant and Lonza Walkersville, Inc.	F-1	333-227601	10.8	9/28/2018
4.9	Amendment No. 2 to Manufacturing Services Agreement, dated May 23, 2016, between the Registrant and Lonza Walkersville, Inc.	F-1	333-227601	10.9	9/28/2018
4.10	Lease Agreement, dated December 13, 2017, by and between the Registrant and Y.D.B. Investments Ltd. (unofficial English translation from Hebrew original)	F-1	333-227601	10.10	9/28/2018
4.11	Lease Agreement, dated March 14, 2000, as amended on June 5, 2000 and May 30, 2010, by and between the Registrant and Traub Group Investments Ltd. (formerly P.P.D. Diamonds Ltd.) (unofficial English translation from Hebrew original)	F-1	333-227601	10.11	9/28/2018
4.12	Form of Letter Agreement re: Information Rights	F-1/A	333-227601	10.12	10/17/2018
4.13	Gamida Cell Ltd. Compensation Policy, as amended (filed herewith)					*
4.14†	Manufacturing Service Agreement, dated June 10, 2019, between the Registrant, Lonza Walkersville, Inc. and Lonza Netherlands B.V.	F-1	333-232302	10.14	24/6/2019
4.15	Controlled Equity Offering Sales Agreement, Dated November 14, 2019	F-3	333-234701	1.2	14/11/2019
8.1	Subsidiaries of the Registrant	F-1	333-227601	21.1	9/28/2018
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended					*
12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended					*
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of KOST, FORER, GABBAY & KASIERER, a Member of Ernst & Young Global, Independent Registered Accounting Firm					*
101.INS	XBRL Instance Document					*
101.SCH	XBRL Taxonomy Extension Schema Document					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*

*	Filed herewith.

**	Furnished herewith.

+	Certain portions of this agreement have been omitted under a confidential treatment order pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GAMIDA CELL LTD.

By:	/s/ Julian Adams
Julian Adams, Ph.D.
Chief Executive Officer

Date: February 26, 2020

Gamida Cell ltd. and its subsidiary

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Gamida Cell ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gamida Cell Ltd. and its subsidiary (the “Company”) as of December 31, 2019 and 2018 the related consolidated statements of comprehensive loss, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiary at December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

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
Tel-Aviv, Israel
February 26, 2020

GAMIDA CELL LTD. and its subsidiary

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,
	2019	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$41,838	$40,272
Marketable securities	13,559	20,417
Prepaid expenses and other current assets	1,306	1,502

Total current assets	56,703	62,191

NON-CURRENT ASSETS:
Property and equipment, net	6,298	2,311
Right-of-use assets	5,133	-
Other assets	641	662

Total non-current assets	12,072	2,973

Total assets	$68,775	$65,164

The accompanying notes are an integral part of the consolidated financial statements.

GAMIDA CELL LTD. and its subsidiary

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,
	2019	2018
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,164	$1,985
Employees and payroll accruals	3,443	2,888
Current maturities of lease liabilities	1,870	-
Accrued expenses and other payables	4,918	1,832

	11,395	6,705

NON-CURRENT LIABILITIES:
Liabilities presented at fair value	5,221	24,049
Employee benefit liabilities, net	773	183
Lease liability	4,101	-
Liability to Israel Innovation Authority (IIA)	12,302	9,540

	22,397	33,772

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 100,000,000 shares at December 31, 2019 and 2018; Issued and outstanding: 33,670,926 and 24,930,736 shares at December 31, 2019 and 2018, respectively	92	67
Share premium	238,992	193,953
Capital reserve due to actuarial loss	(541)	(77)
Reserve from financial assets measured at FVOCI	4	(43)
Accumulated deficit	(203,564)	(169,213)

Total shareholders’ equity	34,983	24,687

Total liabilities and shareholders’ equity	$68,775	$65,164

The accompanying notes are an integral part of the consolidated financial statements.

GAMIDA CELL LTD. and its subsidiary

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2019	2018	2017

Operating expenses:
Research and development expenses, net	$31,462	$22,045	$15,018
Commercial activities	4,692	-	-
General and administrative expenses	12,091	11,599	4,472

Operating loss	48,245	33,644	19,490

Financial expenses	3,325	20,259	718
Financial income	(17,149)	(1,042)	(1,197)

Loss before taxes on income	34,421	52,861	19,011
Taxes on income	(70)	70	-

Net loss	34,351	52,931	19,011

Other comprehensive loss:

Items that will be reclassified subsequently to profit or loss:
Actuarial net loss of defined benefit plans	464	(2)	35
Changes in the fair value of marketable securities	(47)	9	34

Total comprehensive loss	$34,768	$52,938	$19,080

Net loss per share:

Basic net loss per share	$1.17	$10.53	$27.56

Diluted net loss per share	$1.69	$10.53	$27.56

The accompanying notes are an integral part of the consolidated financial statements.

GAMIDA CELL LTD. and its subsidiary

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Share	Reserve from financial assets measured at	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	Premium	FVTOCI	losses	deficit	equity

Balance as of January 1, 2017	689,898	$2	9,880,380	$26	$108,250	$-	$(44)	$(97,271)	10,963

Net loss	-	-	-	-	-	-	-	(19,011)	(19,011)
Other comprehensive loss	-	-	-	-	-	(34)	(35)	-	(69)

Total comprehensive loss	-	-	-	-	-	(34)	(35)	(19,011)	(19,080)
Issuance of series F-1 preferred shares, net of issuance costs	-	-	4,274,363	12	28,853	-	-	-	28,865
Share-based compensation	-	-	-	-	2,208	-	-	-	2,208

Balance as of December 31, 2017	689,898	2	14,154,743	38	139,311	(34)	(79)	(116,282)	22,956

Net loss	-	-	-	-	-	-	-	(52,931)	(52,931)
Other comprehensive loss	-	-	-	-	-	(9)	2	-	(7)

Total comprehensive loss	-	-	-	-	-	(9)	2	(52,931)	(52,938)

Issuance of additional preferred shares following Anti dilution Protection	-	-	3,134,546	8	(8)	-	-	-	-
Exercise of options	9,692	-	-	-	2	-	-	-	2
Conversion of Preferred shares	17,289,289	46	(17,289,289)	(46)	-	-	-	-	-
Issuance of Ordinary shares in initial public offering, net of issuance expenses in an amount of $5,947	6,648,368	18	-	-	47,223	-	-	-	47,241
Exercise of warrants	293,489	1	-	-	3,850	-	-	-	3,851
Share-based compensation	-	-	-	-	3,575	-	-	-	3,575

Balance as of December 31, 2018	24,930,736	67	-	-	193,953	(43)	(77)	(169,213)	24,687

The accompanying notes are an integral part of the consolidated financial statements.

GAMIDA CELL LTD. and its subsidiary

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Share	Reserve from financial assets measured at	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	FVTOCI	losses	deficit	equity

Balance as of Janauary 1, 2019	24,930,736	67	-	-	193,953	(43)	(77)	(169,213)	24,687

Net loss	-	-	-	-	-	-	-	(34,351)	(34,351)
Other comprehensive loss	-	-	-	-	-	47	(464)	-	(417)

Total comprehensive loss	-	-	-	-	-	47	(464)	(34,351)	(34,768)

Issuance of ordinary shares in a secondary offering, net of issuance expenses in an amount of $694	8,050,000	23	-	-	37,117	-	-	-	37,140
Exercise of options	480,878	1	-	-	131	-	-	-	132
Exercise of warrants	209,312	1	-	-	2,923	-	-	-	2,924
Share-based compensation	-	-	-	-	4,868	-	-	-	4,868

Balance as of December 31, 2019	33,670,926	$92	-	$-	$238,992	$4	$(541)	$(203,564)	$34,983

The accompanying notes are an integral part of the consolidated financial statements.

GAMIDA CELL LTD. and its subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:

Net loss	$(34,351)	$(52,931)	$(19,011)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation of property, plant and equipment and right-of-use assets	2,143	269	162
Financial income, net	(775)	(858)	(330)
Cost of share-based compensation	4,868	3,575	2,208
Change in employee benefit liabilities, net	126	(15)	26
Amortization of premium on marketable securities	184	272	28
Revaluation of financial derivatives	(15,904)	17,600	(1,061)
Revaluation of liability to IIA	2,531	2,037	631

	(6,827)	22,880	1,664
Changes in asset and liability items:

Increase (decrease) in other receivables, prepaid expenses and other assets	(150)	942	(2,210)
Increase (decrease) in trade payables	(821)	(405)	1,464
Increase in accrued expenses and other payables	2,807	2,296	1,214

	1,836	2,833	468
Cash received during the year for:

Interest received	1,546	792	330
Interest paid	(134)	-	-

Net cash used in operating activities	(37,930)	(26,426)	(16,549)

Cash flows from investing activities:

Purchase of property and equipment	(3,055)	(1,645)	(402)
Purchase of marketable securities	(32,021)	(10,905)	(14,820)
Proceeds from bank deposits	-	5,000	(5,000)
Investment in restricted bank deposits	-	(150)	-
Proceed from maturity of marketable securities	38,742	-	-
Proceed from sale of marketable securities	-	4,949	-

Net cash provided by (used in) investing activities	3,666	(2,751)	(20,222)

The accompanying notes are an integral part of the consolidated financial statements.

GAMIDA CELL LTD. and its subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Cash flows from financing activities:

Proceeds from secondary offering, net	37,140	-	-
Proceeds from issuance of financial derivatives	-	-	10,900
Receipt of grants from the IIA	224	612	272
Proceeds from issuance of shares, initial public offering (payment of issuance expenses), net	(238)	47,479	-
Proceeds from issuance of shares, net	-	-	28,865
Payment of lease liabilities	(1,529)	-	-
Exercise of options	132	2	-

Net cash provided by financing activities	35,729	48,093	40,037

Exchange differences on balances of cash and cash equivalents	101	31	-

Increase in cash and cash equivalents	1,566	18,947	3,266
Cash and cash equivalents at beginning of year	40,272	21,325	18,059

Cash and cash equivalents at end of year	$41,838	$40,272	$21,325

Significant non-cash transactions:

IIA liability for grants to be received	$7	$-	$269

Exercise of warrants liabilities to equity	$2,924	$3,851	$-

Issuance expenses on credit	$-	$238	$-

Purchase of property, plant and equipment on credit	$1,255	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Gamida Cell Ltd. (the “Company”), founded in 1998, is an advanced cell therapy company committed to finding cures for patients with blood cancers and serious blood diseases that develops novel curative treatments using stem cells and Natural Killer (NK) cells.

b.	The Company has created a novel NAM cell expansion technology platform that is designed to enhance the number and functionality of allogenic donor cells. This proprietary therapeutic platform may enable the development of therapies with the potential to improve treatment outcomes beyond what is possible with current donor-derived therapies.

The lead product candidate, omidubicel (formally known as NiCord®), is an advanced cell therapy in Phase 3 development as a potential life-saving treatment option for patients in need of a bone marrow transplant (BMT). Omidubicel is currently being evaluated in an international, randomized, multi-center Phase 3 clinical study designed to compare its safety and efficacy to standard umbilical cord blood for allogeneic BMT in approximately 120 patients with no available matched donor. BMT with a graft derived from bone marrow or peripheral blood cells of a matched donor is currently the standard of care treatment for many of these patients, but there is a significant unmet need for patients who cannot find a fully matched donor.

Omidubicel was granted a Breakthrough Therapy designation from the FDA and an orphan drug designation in the US and in Europe.

In December 2017, the Company presented final results from the Phase 1/2 clinical study of omidubicel at the the 59th Annual Meeting of the American Society of Hematology (ASH). The study met its primary endpoint, demonstrating rapid neutrophil engraftment with manageable side effects. These data were published in the Journal of Clinical Oncology in 2019.

On January 2, 2020, the Company announced that in December 2019 the Company completed patient enrollment in its Phase 3 study of the Company’s lead clinical program, omidubicel.

In addition to hematologic malignancies, the Company pursuing the development of omidubicel for the treatment of bone marrow failure disorders. Omidubicel is currently being evaluated in a Phase 1/2 clinical trial sponsored by the National Institutes of Health in patients with severe aplastic anemia, a rare, life-threatening hematological disorder. In February 2019, data from this study were reported at the 2019 Transplantation & Cellular Therapy Meetings of American Society for Blood and Marrow Transplantation and Center for International Blood and Marrow Transplant Research (2019 TCT Annual Meeting). In the initial cohort of three patients, all successfully underwent a BMT consisting of omidubicel plus a haploidentical stem cell graft. The rapid cord engraftment, sustained hematopoiesis and accelerated immune recovery in treatment refractory observed in these patients enable the initiation of a second cohort of patients to be treated with omidubicel as a stand-alone graft.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Beyond omidubicel, the Company is developing GDA-201 (formally known as NAM-NK), an investigational natural killer, or NK, cell-based cancer immunotherapy to be used in combination with standard-of-care therapeutic antibodies. NK cells have potent anti-tumor properties and have the advantage over other oncology cell therapies of not requiring genetic matching, potentially enabling NK cells to serve as a universal donor-based therapy when combined with certain antibodies. GDA-201 is currently in an investigator-sponsored Phase 1/2 study for the treatment of relapsed or refractory non-Hodgkin lymphoma (NHL) and multiple myeloma (MM). Data from the first 22 patients in the study were reported at the 2019 Annual Meeting of theAmerican Society of Hematology, or ASH. The data from the first 22 patients demonstrated that GDA-201 was clinically active and generally well tolerated.

c.	On July 1, 2019, the Company closed a follow-on offering (“offering”) of its ordinary shares on the Nasdaq, which resulted in the sale of 7,000,000 ordinary shares at a public offering price of $5 per share, before underwriting discounts. The underwriters had a 30-day option to purchase up to 1,050,000 additional shares at a public offering price of $5 per share, and exercised in full their option to purchase an additional 1,050,000 ordinary shares at the public offering price of $5 per share. The exercise of the underwriters’ option closed on July 8, 2019. The Company received net proceeds from the offering of $37,140 (net of issuance costs and underwriting discounts of $3,110).

d.	The Company is devoting substantially all of its efforts toward research and development activities. In the course of such activities, the Company has sustained operating losses and expects such losses to continue in the foreseeable future. The Company’s accumulated deficit as of December 31, 2019 is $203,564 and negative cash flows from operating activities during the year ended December 31, 2019 is $ 37,929. The Company requires additional financing in order to continue to fund its current operations and pay existing and future liabilities. (See also note 10c).

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

The consolidated financial statements have been prepared on a cost basis, except for available for sale financial assets and financial liabilities that have been measured at fair value through profit or loss. The Company has elected to present profit or loss items using the function of expense method.

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

The presentation currency of the financial statements is the U.S. dollars.

The functional currency is the currency that best reflects the economic environment in which the Company and its subsidiary operates and conducts their transactions. Most of the Company costs are incurred in U.S. dollars. In addition, the Company financing activities are incurred in U.S. dollars. The Company’s management believes that the functional currency of the Company is the U.S. dollar.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Transactions, assets and liabilities in foreign currency:

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

Restricted deposit is primarily invested in highly liquid deposits. Restricted deposit amounted to $150 as of December 31, 2019 and 2018, and is included in prepaid expenses and other current assets on the statements of financial position.

g.	Property and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Machinery	10-15
Office furniture and equipment	6 - 33
Leasehold improvements	(*)
Project in process - manufacturing plant	(**)

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(*)	Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

(**)	As of December 31, 2019, the manufacturing plant is under construction, depreciation of the manufacturing plant will begin upon completion of its construction.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.

h.	Research and development costs:

Research expenditures are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Since the Company development projects are often subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before receipt of approvals are not normally satisfied and, therefore, development expenditures are recognized in profit or loss when incurred.

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

During the years ended December 31, 2019, 2018 and 2017, the Company did not recognize any impairment of non-financial assets.

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

At the end of each reporting periods, the Company evaluates, based on its best estimate of future sales, whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid (since the Company will not be required to pay royalties). If there is such reasonable assurance, the appropriate amount of the liability is derecognized and recorded in profit or loss as a revaluation of research and development expenses.

If the estimate of future sales indicates that there is no such reasonable assurance, the appropriate amount of the liability that reflects expected future royalty payments is recognized with a corresponding adjustment to financial expenses or income. As of December 31, 2019 and 2018, the Company concurred future economic benefits are expected from its research and development project and recorded a liability for its entire contingent obligation to IIA.

Grants received from the IIA which are recognized as a liability are accounted for as forgivable loans, in accordance with IAS 20 (Revised), pursuant to the provisions of IFRS 9, “Financial Instruments “. Accordingly, when the liability for the loan is first recognized, it is measured at fair value using a discount rate that reflects a market rate of interest which in the Company’s case was determined to be 30%, 28% and 25% for 2019, 2018 and 2017, respectively. The difference between the amount of the grants received and the fair value of the liability is accounted for upon recognition of the liability as a government grant and recognized as a reduction of research and development expenses.

For the years ended December 31, 2019, 2018 and 2017 no royalties were paid with respect to grants received from the IIA. Payments will be treated as a reduction of the liability.

Grants in the amount of $871, $2,425 and $2,948 were approved during 2019, 2018 and 2017, respectively. Grant receivable amounted to $7 and $0 as of December 31, 2019 and 2018, respectively, and is included in prepaid expenses and other current assets on the statements of financial position.

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

Until December 31, 2018, the initial adoption of IFRS 16 Leases, Lease agreements were classified as an operating lease if they do not transfer substantially all the risks and benefits incidental to ownership of the leased asset. Operating lease payments were recognized as an expense in profit or loss on a straight-line basis over the lease term. (for leases subsequent to the adoptions of IFRS 16, refer to note 2q below)

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

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and/or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “Vesting Period”).

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

The plans are normally financed by contributions to insurance companies and classified as defined benefit plan.

The Company operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law, 1963 (the “Law”). According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

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

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Financial instruments:

On January 1, 2018, the Company first adopted IFRS 9, “Financial Instruments” (“the Standard”). The Company elected to adopt the provisions of the Standard retrospectively without restatement of comparative data.

The accounting policy for financial instruments applied commencing from January 1, 2018, is as follows:

1.	Investment in marketable securities:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company’s business model for managing financial assets; and

-	The contractual cash flow terms of the financial asset.

The Company measured all of its marketable securities at fair value through other comprehensive income (FVTCOI).

Debt instruments are measured at fair value through other comprehensive income when:

The Company’s business model is to hold the financial assets in order to both collect their contractual cash flows and to sell the financial assets, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, the instruments in this category are measured at fair value. Gains or losses from fair value adjustments, excluding interest and exchange rate differences, are recognized in other comprehensive income. The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments.

Marketable securities as of December 31, 2018 and 2019 includes corporate and government debentures with no significant premium or discount. The investment in marketable securities, which are measured at fair value through other comprehensive income is considered level 2 measurement.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Financial liabilities:

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables net of directly attribute transaction costs. The Company’s financial liabilities include trade and other payables and warrants to shareholders.

Warrants to shareholders can be exercised into a variable number of share and therefore such warrants recorded as a financial liability and are measured at each balance sheet date at their fair value. Gains or losses are recognized in profit or loss.

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

The carrying amounts of cash and cash equivalents, Marketable securities, other receivables, short-term deposits, prepaid expenses and other current assets, trade payables and accrued expenses and other payables approximate their fair value due to the short-term maturity of such instruments. Regarding fair value of the liability to IIA, refer to note 2j above.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	IFRS 16 - Leases:

The Company adopted IFRS 16, “Leases” (“the Standard”), with the date of initial application of January 1, 2019. The Company elected to adopt the provisions of the Standard using the modified retrospective method (without restatement of comparative data).

Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short- term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The Company has a number of lease contracts, mainly leases of an office building and a production plant. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as an operating lease. The leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under prepaid expenses and other current assets and accrued expenses and other payables, respectively.

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

1.	Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment pursuant to the provision of IAS 36.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term discounted at the interest rate implicit in the lease, if that rate can be determined, or otherwise using the Company’s incremental borrowing rate. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

After the commencement date, the Company measures the lease liability using the effective interest rate method.

Based on the foregoing, the following are data relating to the initial application of the standard as of January 1, 2019, in respect of leases existing as of that date:

●	Right-of-use assets of $6,869 were recognized and presented separately in the statements of financial position.

●	Additional lease liabilities of $6,795 were recognized and presented separately in the statements of financial position .

●	Prepaid expenses and other current assets of $256 and accrued expenses and other payables of $183 related to previous operating leases were derecognized.

The lease liabilities as of January 1, 2019 reconcilliation to the operating lease commitments as of December 31, 2018 are as follows:

Operating lease commitments as of December 31, 2018	$7,441
Weighted average incremental borrowing rate as of January 1, 2019 (%)	1.45-4.01
Discounted operating lease commitments of January 1, 2019	6,795

Lease liabilities as of January 1, 2019	$6,795

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

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

NOTE 4:- CASH AND CASH EQUIVALENTS

	December 31,
	2019	2018

Cash for immediate withdrawal	$2,307	$3,289
Cash equivalents - short-term deposits (1)	39,531	36,983

	$41,838	$40,272

(1)	The cash equivalents are short-term bank deposits denominated in USD and bear interest at an average annual rate of 1.7% and 2.05% as of December 31, 2019 and 2018, respectively.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

Composition and movement:

2019:

	Machinery	Office furniture and equipment	Leasehold improvements	Project in process	Total
Cost:

Balance at January 1, 2019	$3,154	$535	$1,099	$468	$5,256
Additions	212	45	92	3,961	4,310

Balance at December 31, 2019	3,366	580	1,191	4,429	9,566

Accumulated depreciation:

Balance at January 1, 2019	1,753	345	847	-	2,945
Depreciation	183	76	64	-	323

Balance at December 31, 2019	1,936	421	911	-	3,268

Property and equipment, net at December 31, 2019	$1,430	$159	$280	$4,429	$6,298

2018:

	Machinery	Office furniture and equipment	Leasehold improvements	Project in process	Total
Cost:

Balance at January 1, 2018	$2,181	$396	$992	$47	$3,616
Additions	973	139	107	421	1,640

Balance at December 31, 2018	3,154	535	1,099	468	5,256

Accumulated depreciation:

Balance at January 1, 2018	1,558	308	810	-	2,676
Depreciation	195	37	37	-	269

Balance at December 31, 2018	1,753	345	847	-	2,945

Property and equipment, net at December 31, 2018	$1,401	$190	$252	$468	$2,311

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Offices and labs	Vechicles	Production Plant	Total	Lease liabilities

As of January 1, 2019	$2,104	$240	$4,525	$6,869	$6,795

Depreciation expenses	(1,170)	(135)	(515)	(1,820)	-
Interest expenses	-	-	-	-	758
Other	-	70	14	84	81
Payments	-	-	-	-	(1,663)

As of December 31, 2019	$934	$175	$4,024	$5,133	$5,971

The Company has entered into commercial real estate lease agreements which consist of the office building and production plant. The leases are under non-cancellable terms and mature over 1-8 years. In December 2017, the Company signed on lease agreement for production plant which will be effective upon fulfillment of suspending condition as described in the lease agreement.

The Company rents vehicles under an operating lease agreement, for a fixed monthly fee of $15. The leases are under non-cancellable terms and mature over 1-3 years.

The future minimum lease fees payable as of December 31, 2019 are as follows:

First year	$1,925
Second through fifth years	1,378
After fifth year	3,197

$6,500

Following are the amortization periods of the right-of-use assets by class of underlying asset:

%

Production Plant	11
Offices and labs	50
Vehicles	33-100

NOTE 7:-	ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2019	2018

Subcontractors	$1,131	$75
Clinical activities	2,010	1,021
Professional services	349	479
Project in process	1,255	-
Other	173	257

	$4,918	$1,832

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	LIABILITIES PRESENTED AT FAIR VALUE

a.	Warrants to purchase Preferred F-2 shares:

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

According to the SPA the warrants to purchase Preferred F-2 Shares are subject to conversion ratio to be adjusted as defined in the SPA and to non-standard anti-dilution protection provisions and cashless exercise mechanism and therefore accounted for as a financial liability which was measured at fair value through profit or loss.

Upon the closing of the IPO as described in note 10b, 2,564,619 warrants to purchase Preferred F-2 shares were automatically converted into warrants to purchase 4,323,978 ordinary shares, nominal value NIS 0.01, with an exercise price of $6.72 per share with an expiration until earlier of July 3, 2022 or a Deemed Liquidation event as described in the Company’s article of association.

In December 2018, the Company issued a total of 293,489 ordinary shares pursuant to the cashless exercise of 607,044 warrants. In 2019, the Company issued a total of 209,312 ordinary shares pursuant to the cashless exercise of 403,422 warrants.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	LIABILITIES PRESENTED AT FAIR VALUE (Cont.)

The Company measured the fair value of the warrants by using Option Pricing Method utilized in a Black and Scholes simulation model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected time until liquidation. Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected time until liquidation is the period in which liquidation event will occurred subject to the Company’s expectations. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

b.	Warrants to purchase Company’s shares:

	Year ended December 31,
	2019	2018	2017
	Ordinary shares	Ordinary shares	Preferred F-2 shares

Risk-free interest rate	1.7%	2.5%	1.5%
Expected volatility	80%	80%	90%
Expected life (in years)	2.5	3.5	4.5
Expected dividend yield	0	0	0

c.	Changes in the fair value of warrants classified as Level 3 in the fair value hierarchy:

Fair value of warrants to purchase Ordinary shares

Balance at December 31, 2017	10,300

Exercise of warrants	(3,851)
Revaluation of financial derivatives	17,600

Balance at December 31, 2018	24,049

Exercise of warrants	(2,924)
Revaluation of financial derivatives	(15,904)

Balance at December 31, 2019	$5,221

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	CONTINGENT LIABILITIES AND COMMITMENTS

The Company is obligated to pay royalties to the Government of Israel through the IIA at the rates of 3% to 3.5% on sales proceeds from products developed through the grants received from the IIA. The maximum amount of royalties payable to the Government of Israel is limited to 100% of the grants received, linked to the dollar and bearing interest at the LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company expects to incur sales that will trigger payments of royalties starting 2020. As of December 31, 2019, the Company’s aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued amounted to $33,440 (including interest of $5,837).

NOTE 10:-	SHAREHOLDERS’ EQUITY

a.	Rights attached to the shares:

1.	Ordinary shares:

Subject to our current articles of association (the “AOA”) the holders of ordinary shares have the right to receive notices to attend and vote in general meetings of the Company’s shareholders, and the right to share in dividends and other distributions and upon liquidation.

2.	Preferred shares:

All issued and outstanding preferred shares were converted to Ordinary shares upon the IPO (refer to b below).

b.	On October 30, 2018, the Company closed an Initial Public Offering (“IPO”) of its ordinary shares on the Nasdaq, under the symbol “GMDA” which resulted in the sale of 6,250,000 ordinary shares at a public offering price of $8 per share, before underwriting discounts. The underwriters purchased 398,368 additional shares at a public offering price of $8 per share. The Company received net proceeds from the IPO of approximately $47,241 (net of issuance costs and underwriting discounts of approximately $5,947). Upon the closing of the IPO, all of the Company’s outstanding preferred shares automatically converted into 17,289,289 ordinary shares.

c.	In November 2019, the Company entered into a Controlled Equity Sales Agreement under which the Company may offer and sell thier ordinary shares having an aggregate gross sales price of up to $30,000 from time to time through Cantor Fitzgerald & Co. Pursuant to the Sales Agreement and upon delivery of notice by the Company, Cantor may sell thier ordinary shares under an “at the market offering”.

NOTE 11:-	SHARE-BASED PAYMENT

a.	On November 23, 2014, the Company’s Board approved subject to the approval of the shareholders to create a new class of shares of the Company, Ordinary C shares, nominal value NIS 0.01 each and to classify 1,500,000 Ordinary shares for such class, 1,152,044 out of which for allocation to the Company’s employees under the new amended 2014 Israel Share Option Plan (“2014 Plan”). The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which the options are exercised. The options vest primarily over three years. Any options, which are forfeited or not exercised before expiration, become available for future grants.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE-BASED PAYMENT (Cont.)

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

On May 5, 2019 the Company’s Board of Directors approved to extend the exercise period of all of the 2014 Plan options to purchase ordinary shares of the Company, and held by certain current employees and officers of the Company, such that the Options shall expire on January 18, 2022 in lieu of January 18, 2020).

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

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan for years 2019 and 2018:

	Year ended December 31,
	2019	2018	2017

Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	78%-84%	93%-95%	89%-94%
Risk-free interest rate (%)	1.92-2.63	2.63-2.88	1.76-2.4

Based on the above inputs, the fair value of the options was determined at $4.97-$5.85 at the grant date.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE-BASED PAYMENT (Cont.)

b.	Movement during the year:

	2019		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		USD		USD

Outstanding at beginning of year	3,197,616	3.07	2,467,023	2.28
Granted during the year	790,300	8.82	751,977	5.60
Expired during the year	39,094	5.21	2,000	6.00
Exercised during the year	480,878	0.27	9,692	0.25
Forfeited during the year	62,756	6.16	9,692	0.25

Share options outstanding at end of year	3,405,188	4.76	3,197,616	3.07

Share options exercisable at end of year	1,865,572	2.68	1,705,256	1.21

c.	As of December 31, 2019, there are $3,653 of total unrecognized company cost related to non-vested share based compensation that are expected to be recognized over a period of up to 4 years.

NOTE 12:-	TAXES ON INCOME

a.	Tax rates applicable to the income of the Company:

1.	Corporate tax rates:

Taxable income of the Israeli parent is subject to the Israeli corporate tax at the rate of 24% in 2017, 23% in 2018 and 2019.

Non-Israeli subsidiary are taxed according to the tax laws in their respective countries of residence.

2.	Income subject to tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Law for Encouragement of Capital Investments, 1959 (the “Investment Law”) provides tax benefits for Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

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

The Company has net operating losses and capital loss for tax purposes as of December 31, 2019, in the amount of $135,000 and $500, respectively, which may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2019, the U.S. subsidiary has net operating losses carryforwards of $4,500 for the fedral tax purposes.

d.	Final tax assessments:

The Company’s tax assessments through the 2013 tax year are considered final.

e.	Deferred taxes:

The Company did not recognize deferred tax assets in the Company’s consolidated financial statements for the years ended December 31, 2018 and 2017 for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SELECTED STATEMENTS OF COMPREHENSIVE INCOME DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2019	2018	2017

Salaries and social benefits	$8,307	$5,016	$3,795
Share-based payment	1,600	705	1,362
Subcontractors	16,752	12,695	9,617
Materials	3,700	3,610	1,677
Depreciation	1,220	195	142
Other	970	1,725	832
Less royalty bearing grants	(1,087)	(1,901)	(2,407)

Total research and development expenses, net	$31,462	$22,045	$15,018

b.	Commercial activities:

Year ended December 31,
2019

Salaries and social benefits	$1,559
Share-based payment	879
Proffesional Services	2,075
Other	179

Total commercial activities, net	$4,692

The commercial activities were established in 2019

c.	General and administrative expenses:

	Year ended December 31,
	2019	2018	2017

Salaries and social benefits	$3,488	$4,788	$1,870
Share-based payment	2,389	2,870	846
Professional services	3,833	2,802	1,467
Rent, maintenance and other expenses	1,458	1,065	269
Depreciation	923	74	20

Total general and administrative expenses	$12,091	$11,599	$4,472

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SELECTED STATEMENTS OF COMPREHENSIVE INCOME DATA (Cont.)

d.	Finance expenses:

	Year ended December 31,
	2019	2018	2017

Revaluation of IIA liability	$2,531	$2,037	$631
Revaluation of warrants	-	17,600	-
Bank charges, interest expense and other fees	32	68	54
Interest expenses related to lease liability	758	-	-
Foreign currency translation adjustments	4	554	33

Total finance expenses	$3,325	$20,259	$718

e.	Finance income:

	Year ended December 31,
	2019	2018	2017

Interest income	$1,245	$877	$330
Revaluation of warrants	15,904	-	845
Foreign currency translation adjustments	-	165	22

Total finance income	$17,149	$1,042	$1,197

NOTE 14:-	RELATED PARTY TRANSACTIONS

Benefits to key executive personnel:

	Year ended December 31,
	2019	2018	2017

Short-term benefits	$3,550	$2,106	$1,578
Other long-term benefits	-	63	569
Share-based payment	3,714	2,542	1,689

	$7,264	$4,711	$3,836

NOTE 15:-	LOSS PER SHARE

Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2019		2018		2017
	Weighted Number of Shares	Net loss Attributed to equity holders of the Company	Weighted Number of Shares	Net loss Attributed to equity holders of the Company	Weighted Number of Shares	Net loss Attributed to equity holders of the Company

For the computation of basic loss	29,459,395	34,351	5,025,213	52,931	689,898	19,011
Effect of potential dilutive ordinary shares (Warrants)	196,428	15,904	-	-	-	-

For the computation of diluted loss	29,655,823	50,255	5,025,213	52,931	689,898	19,011

- - - - - - - - - - - - - -