Form 20-F
period 2020-12-31
Gamida Cell Ltd.
filed 2021-03-09
CIK 1600847

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 59,000,153 ordinary shares, par value NIS 0.01 per share.

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

ABOUT THIS ANNUAL REPORT

All references to “we,” “us,” “our,” “Gamida”, “Gamida Cell”, “the Company” and “our Company”, in this annual report on Form 20-F, or our annual report, are to Gamida Cell Ltd. its U.S. subsidiary, Gamida Cell Inc., unless the context otherwise requires. All references to “ordinary shares” and “share capital” refer to ordinary shares and share capital of Gamida Cell Ltd. All references to “Israel” are to the State of Israel. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our Company ended December 31 of that year.

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

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies, plans and prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our expectations regarding timing of application for and receipt of regulatory approvals for omidubicel, GDA- 201 or any of our other potential product candidates;

●	the timing and conduct of our clinical trials of GDA-201 and our other potential product candidates, including statements regarding the timing, progress and results of current and future preclinical studies and clinical trials, and our research and development programs;

●	our plans to manufacture omidubicel at a commercial scale, if and when approved for marketing;

●	the clinical utility and potential advantages of omidubicel, GDA-201 and our other potential product candidates;

●	our plans regarding utilization of regulatory pathways that would allow for accelerated marketing approval in the United States, the European Union and other jurisdictions;

●	our recurring losses from operations, which raise substantial doubt regarding our ability to continue as a going concern absent access to sources of liquidity;

●	our ongoing and planned discovery and development of product candidates;

●	our expectations regarding future growth, including our ability to develop, and obtain regulatory approval for, new product candidates;

●	our expectations regarding when certain patents may be issued and the protection and enforcement of our intellectual property rights;

●	our estimates regarding the market opportunity for omidubicel and our other product candidates;

●	our ability to maintain relationships with certain third parties;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	our planned level of capital expenditures;

●	our expectations regarding licensing, acquisitions and strategic partnering;

●	our expectations regarding the maintenance of our foreign private issuer status; and

●	the impact of government laws and regulations.

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

iii

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

A. Selected Financial Data.

The following tables summarize our financial data. We have derived the selected statements of operations data for the years ended December 31, 2018, 2019 and 2020 and the balance sheet data as of December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements included in this annual report were prepared in accordance with IFRS, as issued by the IASB.

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

	Year ended December 31,
	2020	2019	2018
	USD in thousands except share and per share amounts
Statements of Operations Data:
Research and development expenses, net	$41,385	$31,462	$22,045
Commercial activities	8,748	4,692	-
General and administrative expenses	12,167	12,091	11,599
Operating loss	62,300	48,245	33,644
Financial expenses	10,640	3,325	20,259
Financial income	(236)	(17,149)	(1,042)
Loss before taxes on income (tax benefit)	72,704	34,421	52,861
Taxes on income (tax benefit)	-	(70)	70
Net loss	72,704	34,351	52,931

Basic net loss per ordinary share	$1.66	$1.17	$10.53
Diluted net loss per ordinary share	$1.66	$1.69	$10.53

Weighted average number of ordinary shares, for the computation of basic loss	43,725,584	29,459,395	5,025,213
Weighted average number of ordinary shares, for the computation of diluted loss	43,725,584	29,655,823	5,025,213

	December 31,
	2020	2019	2018
	USD in thousands
Balance Sheet Data:
Cash and cash equivalents, available-for-sale financial assets and short-term deposits	$127,170	$55,397	$60,689
Working Capital	108,431	45,308	55,486
Total Assets	155,483	68,775	65,164
Total Shareholders’ Equity	98,737	34,983	24,687

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

Principal Risk Factors

●	We have incurred significant losses since our inception. We anticipate that we will continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

●	We will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

●	We may not have the ability to raise the funds necessary to repurchase our 5.875% exchangeable senior notes due 2026, the Notes, for cash upon a fundamental change.

●	The Indenture governing the Notes contains restrictions and other provisions regarding events of default that may make it more difficult to execute our strategy or to effectively compete or that could adversely affect our liquidity.

●	Raising additional capital may cause dilution to our shareholders and our share price to fall, restrict our operations or require us to relinquish rights to our technologies or product candidates.

●	We have never generated any revenue from product sales and may never be profitable.

●	Our business could be adversely affected by the evolving and ongoing COVID-19 global pandemic in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.

●	We are heavily dependent on the success of our product candidates, including obtaining regulatory approval to market our product candidates in the United States, the European Union and other geographies.

●	We may be unable to obtain regulatory approval for our product candidates.

●	The results of earlier studies and trials may not be predictive of future trial results, and our clinical trials may fail to adequately demonstrate the safety and efficacy of our product candidates.

●	Interim, “topline” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

●	The success of our NAM technology platform and our product candidates is substantially dependent on developments within the emerging field of cellular therapies, some of which are beyond our control.

●	Because our product candidates are based on novel technologies, it is difficult to predict the time and cost of development and our ability to successfully complete clinical development of these product candidates and obtain the necessary regulatory approvals for commercialization.

●	We may find it difficult to enroll patients in our clinical studies, which could delay or prevent us from proceeding with clinical trials.

●	Our product candidates and the administration process may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval, if any, and result in costly and damaging product liability claims against us.

●	Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize any of our product candidates, and the approval may be for a more narrow indication than we seek or be subject to other limitations or restrictions that limit its commercial profile.

●	Even if we obtain regulatory approval for a product candidate, our products will remain subject to regulatory scrutiny.

●	A Breakthrough Therapy Designation by the FDA may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

●	We may be unable to maintain the benefits associated with orphan drug designations that we have obtained, including market exclusivity, which may cause our revenue, if any, to be reduced.

●	Enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

●	Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payers, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

●	Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for us to obtain regulatory clearance or approval of our product candidates and to produce, market and distribute our products after clearance or approval is obtained.

We have incurred significant losses since our inception. We anticipate that we will continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

We are a clinical-stage biopharmaceutical company. We have incurred net losses each year since our inception in 1998, including net losses of $72.7 million, $34.4 million and $52.9 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had an accumulated deficit of $276.3 million.

We have devoted substantially all our financial resources to designing and developing our product candidates, including conducting preclinical studies and clinical trials, building a manufacturing facility at Kiryat Gat, Israel and providing general and administrative support for these operations. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Our ability to ultimately achieve recurring revenue and profitability, which we do not expect to occur for at least several years, is dependent upon our ability to successfully complete the development of our product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our products.

We anticipate that our expenses will increase substantially based on a number of factors, including to the extent that we:

●	prepare for potential commercialization of omidubicel, if and when approved for marketing;

●	continue our clinical development of omidubicel, GDA-201 and other potential product candidates;

●	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

●	identify, assess, acquire, license and/or develop other product candidates;

●	establish and validate our commercial-scale manufacturing facilities in accordance with current good manufacturing practices, or cGMP;

●	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

●	hire personnel and invest in additional infrastructure to support our operations as a public company and expand our product development;

●	enter into agreements to license intellectual property from, or to, third parties;

●	develop, maintain, protect and expand our intellectual property portfolio; and

●	experience any delays or encounter issues with respect to any of the above, including but not limited to, failed studies, complex results, manufacturing issues or other regulatory challenges that require longer follow-up of existing studies, additional major studies or additional supportive studies in order to pursue marketing approval.

To date, we have financed our operations primarily through our public offerings of equity securities, private placements of debt and equity securities and royalty-bearing grants that we received from the Israeli Innovation Authority, or the IIA, formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, including from Bereshit Consortium, sponsored by the IIA. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations, or grants. Even if we obtain regulatory approval to market omidubicel or any other product candidates, our future revenue will depend upon the size of any markets in which such product candidates receive approval, and our ability to achieve sufficient market acceptance, pricing and reimbursement from third-party payers for such product candidates. Further, the net losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. We may also incur other unanticipated costs from our operations.

Operating our business and servicing our debt requires a significant amount of cash, and we will need to obtain additional funding in the future to continue to sufficiently fund our operations and pay our substantial debt, including our exchangeable senior notes that mature in February 2026.

Our audited consolidated financial statements for the year ended December 31, 2020 included elsewhere in this annual report, note that there is substantial doubt about our ability to continue as a going concern, absent sources of additional liquidity. In order to fund further operations, we will need to raise capital. We may seek these funds through a combination of private and public equity offerings, debt financings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. These conditions raise substantial doubt about our ability to continue as a going concern, and we will be required to raise additional funds, seek alternative means of financial support, or both, in order to continue operations. The accompanying audited consolidated financial statements have been prepared assuming that we will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. If we are unable to raise the requisite funds, we will need to curtail or cease operations.

Developing our product candidates is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates through preclinical studies and clinical development in an effort to obtain regulatory approval. Based on the recently completed Phase 3 clinical study, in which omidubicel achieved statistically significant and clinically meaningful results in the prespecified primary and secondary endpoints, we plan to submit a Biologics License Application, or BLA, to the FDA in the fourth quarter of 2021. We also plan to continue our Phase 1/2 investigator-sponsored clinical trial of omidubicel for the treatment of severe aplastic anemia and our Phase 1/2 investigator-sponsored clinical trial of our GDA-201 product candidate for the treatment of relapsed or refractory non-Hodgkin lymphoma, or NHL, and multiple myeloma, or MM. The data from this Phase 1/2 clinical trial form the basis for an investigational new drug application, or IND, that we intend to submit for GDA-201 later this year.

In addition, our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness, including the Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may never generate cash flow from operations sufficient to support our operations, service our debt and make necessary capital expenditures. As a result, we may be required to adopt one or more alternatives, subject to the restrictions contained in the Indenture between Gamida Cell Ltd., Gamida Cell Inc., and Wilmington Savings Fund Society, FSB, entered into on February 16, 2021, or the Indenture, governing the Notes, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous and which are likely to be highly dilutive.

As of December 31, 2020, we had cash and cash equivalents, available-for-sale financial assets and short-term deposits of $127.2 million. In February 2021, we raised an additional $75.0 million through a sale of convertible notes, and we currently believe that our existing capital resources will be sufficient to meet our projected operating requirements through the second half of 2022. We will require significant additional financing in the future to fund our operations. Our future funding requirements will depend on many factors, including, but not limited to:

●	the cost, timing and outcomes of regulatory reviews of omidubicel, GDA-201 and our other potential product candidates;

●	the progress, results and costs of our current and planned clinical trials of GDA-201 and our other product candidates;

●	the costs of qualifying our planned commercial-scale cGMP manufacturing facility at Kiryat Gat, Israel, and/or engaging third-party manufacturers;

●	the scope, progress, results and costs of product development, laboratory testing, manufacturing, preclinical development and clinical trials for any other product candidates that we may develop or otherwise obtain in the future;

●	the cost of our future activities, including establishing sales, marketing and distribution capabilities for any product candidates in any particular geography where we receive marketing approval for such product candidates;

●	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the level of revenue, if any, received from commercial sales of any product candidates for which we receive marketing approval.

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

We may not have the ability to raise the funds necessary to repurchase the Notes for cash upon a fundamental change.

Holders of the Notes have the right to require us to repurchase their Notes for cash upon the occurrence of a fundamental change at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any. This use of cash may have a material adverse effect on our liquidity. Furthermore, we may not have enough available cash or be able to obtain financing at the time we are required to repurchase the Notes. In addition, our ability to repurchase the Notes for cashmay be limited by law, regulatory authority or agreements governing our future indebtedness. Our failure to repurchase Notes for cash at a time when the repurchase is required by the Indenture pursuant to which the Notes were issued would constitute a default under the Indenture.

The Indenture governing the Notes contains restrictions and other provisions regarding events of default that may make it more difficult to execute our strategy or to effectively compete or that could adversely affect our liquidity.

Subject to certain exceptions and qualifications, the Indenture governing the Notes restricts our ability to, among other things, (i) pay dividends or make other payments or distributions on capital stock, or purchase, redeem, defease or otherwise acquire or retire for value any capital stock, (ii) incur indebtedness or issue preferred stock, other than certain forms of permitted debt, (iii) sell assets or dispose of certain material assets, (iv) enter into certain transactions with affiliates or (v) merge, consolidate or sell all or substantially all assets. The Indenture also requires us to make an offer to repurchase the Notes upon the occurrence of certain asset sales or disposition of certain material assets. These restrictions may make it difficult to successfully execute our business strategy or effectively compete with companies that are not similarly restricted.

The Indenture governing the Notes also provides that a number of events will constitute an event of default, including, among other things, (i) a failure to pay interest or additional amounts for 30 days, (ii) failure to pay the principal of the notes when due at maturity, upon redemption, upon any required repurchase, upon declaration of acceleration or otherwise, (iii) failure to comply with our obligation to exchange the Notes in accordance with the Indenture upon a holder’s exercise of its exchange right, (iv) not issuing certain notices required by the Indenture within a timely manner, (v) failure to comply with the other covenants or agreements in the Notes or the Indenture, (vi) a default or other failure by us to make required payments under our other indebtedness having an outstanding principal amount of $10.0 million or more, (vii) failure by us to pay final judgments aggregating in excess of $20.0 million, and (viii) certain events of bankruptcy or insolvency.

In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to us, all outstanding Notes will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Such acceleration of our debt could have a material adverse effect on our liquidity if we are unable to negotiate mutually acceptable terms with the holders of the Notes or if alternate funding is not available to us. Furthermore, if we are unable to repay the Notes upon an acceleration or otherwise, we would be forced into bankruptcy or liquidation.

Raising additional capital may cause dilution to our shareholders and our share price to fall, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to obtain additional capital through a combination of equity offerings, debt financings, collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish certain rights to our technologies or our product candidates, or to grant licenses on terms that are not favorable to us.

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

We have no products approved for marketing in any jurisdiction, and we have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates. We do not anticipate generating revenue from product sales for at least the next several years. Our ability to generate future revenue from product sales will depend heavily on our ability to:

●	obtain regulatory approvals and marketing authorizations for omidubicel and those of our other product candidates for which we complete clinical studies;

●	develop and obtain regulatory approval for a sustainable and scalable in-house and/or third-party manufacturing process for omidubicel that meets all applicable regulatory standards;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide adequate, in both amount and quality, products to support clinical development and the market demand for our product candidates, if and when approved;

●	complete research and preclinical and clinical development of our product candidates in a timely and successful manner;

●	launch and commercialize our product candidates for which we obtain regulatory and marketing approval, either directly by establishing a sales force, marketing and distribution infrastructure, and/or with collaborators or distributors;

●	expose, educate and train physicians and other medical professionals to use our products;

●	price omidubicel and our other product candidates, if and when approved, in a manner designed to encourage market acceptance from the medical community and third-party payers;

●	ensure procedures utilizing our product candidates are approved for coverage and adequate reimbursement from governmental agencies, private insurance plans, managed care organizations, and other third-party payers in jurisdictions where they have been approved for marketing;

●	address any competing technological and market developments that impact our product candidates or their prospective usage by medical professionals;

●	identify, assess, acquire and/or develop new product candidates;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;

●	avoid and defend against third-party interference, infringement or other intellectual property related claims;

●	attract, hire and retain qualified personnel; and

●	locate and lease or acquire suitable facilities to support our clinical development, manufacturing facilities and commercial expansion.

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

Our business could be adversely affected by the evolving and ongoing COVID-19 global pandemic in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations. The COVID-19 pandemic could adversely affect our operations, as well as the business or operations of our manufacturers, CROs or other third parties with whom we conduct business.

Our business could be adversely affected by the effects of the recent and evolving COVID-19 pandemic, which was declared by the World Health Organization as a global pandemic. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease including in the Commonwealth of Massachusetts, where our U.S. operations are focused.

Some of our third-party manufacturers which we use for the supply of materials for product candidates or other materials necessary to manufacture product to conduct preclinical tests and clinical trials are located in countries affected by COVID-19, and should they experience additional disruptions, such as temporary closures or suspension of services, we would likely experience delays in advancing these tests and trials. Currently, we expect no material impact on the clinical supply of omidubicel or GDA-201.

Our clinical trials may also be affected by the COVID-19 pandemic. Clinical site initiation and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 and adversely impact our clinical trial operations.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

The global pandemic of COVID-19 continues to rapidly evolve. The extent to which the COVID-19 pandemic impacts our business, our clinical development and regulatory efforts will depend on future developments that are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, efficacy of vaccines, travel restrictions, quarantines, social distancing requirements and business closures in the United States and other countries, business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, our clinical and regulatory activities, healthcare systems or the global economy as a whole. However, these impacts could adversely affect our business, financial condition, results of operations and growth prospects.

In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this ’‘Risk Factors’’ section and in the “Risk Factors” incorporated by reference herein.

Risks Related to the Discovery, Development and Clinical Testing of Our Product Candidates

We are heavily dependent on the success of our product candidates, including obtaining regulatory approval to market our product candidates in the United States, the European Union and other geographies.

To date, we have deployed all our efforts and financial resources to: (i) research and develop our NAM, or nicotinamide, cell expansion platform, our lead product candidate, omidubicel, for the treatment of hematologic malignancies, and our second product candidate, GDA-201, for the treatment of NHL, and our other potential product candidates, including conducting preclinical and clinical studies and providing general and administrative support for these operations; and (ii) develop and secure our intellectual property portfolio for our product candidates. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for and commercialize one or more of our current and future product candidates. Our product candidates’ marketability is subject to significant risks associated with successfully completing current and future clinical trials and commercializing our product candidates that receive regulatory approval, including:

●	our ability to develop, qualify and maintain a commercially viable manufacturing process that is compliant with cGMP and produces omidubicel that has the same treatment profile as the products used in our clinical trials, whether at our facility at Kiryat Gat or through third party manufacturers;

●	completion of our pivotal Phase 3 clinical trial of omidubicel and completion of the Phase 1/2 clinical trial of GDA-201 and the acceptance by the FDA of the sufficiency of the data from the Phase 1/2 trial to support approval of an IND application that we may submit;

●	acceptance by the FDA, EMA or other regulatory agencies of our parameters for regulatory approval relating to omidubicel and our other product candidates, including our proposed indications, primary and secondary endpoint assessments and measurements, safety evaluations and regulatory pathways;

●	the acceptance by the FDA, EMA or other regulatory agencies of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies or clinical trials;

●	our ability to successfully complete the clinical trials of our product candidates, including timely patient enrollment and acceptable safety and efficacy data and our ability to demonstrate the safety and efficacy of the product candidates undergoing such clinical trials;

●	the acceptance by the FDA of the sufficiency of the data we collect from our preclinical studies and our investigator-sponsored Phase 1/2 clinical trial of omidubicel for the treatment of severe aplastic anemia;

●	the willingness of the FDA, EMA or other regulatory agencies to schedule an advisory committee meeting in a timely manner to evaluate and decide on the approval of our regulatory filings, if such advisory committee meetings are required;

●	the recommendation of the FDA’s advisory committee to approve our applications to market omidubicel and our other product candidates in the United States, and the EMA in the European Union, if such advisory committee reviews are scheduled, without limiting the approved labeling, specifications, distribution or use of the products, or imposing other restrictions;

●	the satisfaction of the FDA, EMA or other regulatory agencies with the safety and efficacy of our product candidates;

●	the prevalence and severity of adverse events associated with our product candidates;

●	the timely and satisfactory performance by third-party contractors, trial sites and principal investigators of their obligations in relation to our clinical trials;

●	our success in educating medical professionals and patients about the benefits, administration and use of our product candidates, if approved;

●	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing treatments for the indications addressed by our product candidates;

●	the effectiveness of our marketing, sales and distribution strategy, and operations, as well as that of any current and future licenses;

●	the extent to which third-party payers provide coverage and adequate reimbursement for procedures utilizing our products; and/or

●	our ability to obtain, maintain, protect and enforce our intellectual property rights with respect to our product candidates and to regulatory guidelines.

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

The research, development, testing, manufacturing, labeling, packaging, approval, promotion, advertising, storage, recordkeeping, marketing, distribution, post-approval monitoring and reporting and export and import of drug products are subject to extensive regulation by the FDA, the EMA and by regulatory authorities in other countries. These regulations differ from country to country. To gain approval to market our product candidates, we must provide data from well-controlled clinical trials that adequately demonstrate the safety and efficacy of the product for the intended indication to the satisfaction of the FDA, EMA or other regulatory authority. We have not yet obtained regulatory approval to market any of our product candidates in the United States or any other country. The FDA, EMA or other regulatory agencies can delay, limit or deny approval of our product candidates for many reasons, including:

●	regulatory requests for additional analyses, reports, data, non-clinical and preclinical studies and clinical trials, including with respect to our and our third-party manufacturer’s production of omidubicel in commercial processes that has the same treatment profile as the product used in our successful Phase 3 clinical trial;

●	our inability to demonstrate that the product candidates are safe and effective for the target indication to the satisfaction of the FDA, EMA or other regulatory agencies;

●	regulatory requests to provide additional data regarding analytical and clinical comparability from our planned commercial manufacturing sites, or the failure of a regulatory agency to accept the manufacturing processes or facilities at our manufacturing site or those of third-party manufacturers with which we contract;

●	the FDA’s, EMA’s, or other regulatory agencies’ disagreement with our clinical trial protocol, the interpretation of data from preclinical studies or clinical trials, or adequacy of the conduct and control of clinical trials;

●	clinical holds, other regulatory objections to commencing or continuing a clinical trial or the inability to obtain regulatory approval to commence a clinical trial in countries that require such approvals;

●	the population studied in the clinical trial may not be sufficiently broad or representative to assess safety in the patient population for which we seek approval;

●	unfavorable or inconclusive results of clinical trials and supportive non-clinical studies, including unfavorable results regarding safety or efficacy of our product candidates observed in clinical trials;

●	our inability to demonstrate that clinical or other benefits of our product candidates outweigh any safety or other perceived risks;

●	any determination that a clinical trial presents unacceptable health risks to subjects;

●	our inability to obtain approval from institutional review boards, or IRBs, to conduct clinical trials at their respective sites;

●	the non-approval of the formulation, labeling or the specifications of our product candidates;

●	the potential for approval policies or regulations of the FDA, EMA or other regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval; or

●	resistance to approval from the advisory committees of the FDA, EMA or other regulatory agencies for any reason including safety or efficacy concerns.

In the United States, we are required to submit a BLA to obtain FDA approval before marketing omidubicel or any of our product candidates. A BLA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety, purity and potency, or efficacy, for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing and controls for the product. In December 2020, we conducted a Type B Meeting for omidubicel with the FDA during which the FDA recommended that we generate additional manufacturing-related data prior to requesting a pre-BLA meeting with the agency or submitting our BLA. Specifically, the FDA requested that we demonstrate analytical and clinical comparability of omidubicel produced at our planned commercial manufacturing sites with the product used in our clinical studies. The FDA may further inspect our manufacturing facilities to ensure that they can manufacture omidubicel and our other product candidates, if and when approved, in compliance with the applicable regulatory requirements, as well as inspect our clinical trial sites to ensure that our studies are properly conducted. Obtaining approval of a BLA is a lengthy, expensive and uncertain process, and approval may not be obtained. Upon submission of a BLA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA, or ultimately be approved. If our planned application for omidubicel is not accepted for review or approval, the FDA may require that we conduct additional clinical or preclinical trials, or take other actions before it will reconsider our application. If the FDA requires additional studies or data, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. In addition, the FDA may not consider any additional information to be complete or sufficient to support approval.

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

Even if we receive approval of any regulatory filing for omidubicel, the FDA may grant any such approval contingent on the performance of costly and potentially time-consuming additional post-approval clinical trials or subject to contraindications, black box warnings, restrictive surveillance or a Risk Evaluation and Mitigation Strategy, or REMS. Further, the FDA, EMA or other regulatory authorities may also approve our product candidates for a more limited indication or a narrower patient population than we originally requested, and these regulatory authorities may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates. Following any approval for commercial sale of omidubicel or our product candidates, certain changes to the product, such as changes in manufacturing processes and additional labeling claims, as well as new safety information, will be subject to additional FDA notification, or review and approval. Also, regulatory approval for any of our product candidates may be withdrawn. To the extent we seek regulatory approval in jurisdictions outside of the United States and European Union, we may face challenges similar to those described above with regulatory authorities in applicable jurisdictions. Any delay in obtaining, or inability to obtain, applicable regulatory approval for any of our product candidates would delay or prevent commercialization of our product candidates and would thus negatively impact our business, results of operations and prospects.

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

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter difficulties or delays in initiating, screening, enrolling, conducting, or completing our ongoing and planned preclinical studies and clinical trials. Clinical site initiation and patient screening and enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Investigators and patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, could be limited, which in turn could adversely impact our clinical trial operations. Additionally, we may experience interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel, quarantines or social distancing protocols imposed or recommended by federal or state governments, employers and others in connection with the ongoing COVID-19 pandemic. As a result of the COVID-19 pandemic, we have faced and may continue to face delays in meeting our anticipated timelines for our ongoing and planned clinical trials. Specifically, the initial timeline for submission of our BLA for omidubicel was delayed, in part, as a result of the impact of the COVID-19 pandemic on our operations.

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

Results from preclinical studies or early stage clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. For example, our Phase 1/2 clinical trial of GDA-201 demonstrated significant clinical activity in patients with non-Hodgkin lymphoma, with 13 complete responses and one partial response observed in 19 patients, for a response rate of 74%. However, further clinical trials may show that the response rate in a larger sample size is lower than 74%. A decrease in the response rate could cause us to abandon further development of GDA-201 in this indication.

There is a high failure rate for product candidates proceeding through clinical trials. Many companies in the pharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, including conclusions about relapse rates that are based on small sample sizes of data, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including due to changes in regulatory policy during the period of our product candidate development. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate.

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

Our NAM expansion technology platform and our product candidates are designed to increase the therapeutic functionality of cell therapy products, which represents a novel development within the field of cellular therapeutics. Stem cell therapies in turn represent a relatively new therapeutic area that presents a number of scientific, clinical, regulatory and ethical challenges. Any adverse developments in the field of stem cell therapies generally, and in the practice of hematopoietic stem cell transplant in particular, will negatively impact our ability to develop and commercialize our product candidates. In particular, we currently anticipate that omidubicel and any additional product candidates that we develop from our NAM technology platform would be adopted into the current standard of care for hematopoietic stem cell transplant, or HSCT, procedures. If the market for HSCT procedures declines or fails to grow at anticipated levels for any reason, or if the development and commercialization of therapies targeted at the underlying cause of diseases addressed by omidubicel obviate the need for patients to undergo HSCT procedures, our business prospects will be significantly harmed.

Because our product candidates are based on novel technologies, it is difficult to predict the time and cost of development and our ability to successfully complete clinical development of these product candidates and obtain the necessary regulatory approvals for commercialization.

Our product candidates are based on our novel NAM technology platform, and unexpected problems related to this new technology may arise that could cause us to delay, suspend or terminate our development efforts. Regulatory approval of novel product candidates such as ours can be more expensive and take longer, than for other more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to our and regulatory agencies’ lack of experience with them. Stem cell therapies represent a relatively new therapeutic area, and the FDA has cautioned consumers about potential safety risks associated with these therapies. To date, there are relatively few approved stem cell products.

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

In addition, any negative results we may report in clinical trials of our product candidate may make it difficult or impossible to recruit and retain patients in other clinical trials of that same product candidate. Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop our product candidates, or could render further development impossible. For example, the impact of public health epidemics, such as the ongoing COVID-19 pandemic, may delay or prevent patients from enrolling or from receiving treatment in accordance with the protocol and the required timelines, which could delay our clinical trials, or prevent us from completing our clinical trials at all, and harm our ability to obtain approval for such product candidate. Further, if patients drop out of our clinical trials, miss follow-up visits, or otherwise fail to follow clinical trial protocols, whether as a result of the COVID-19 pandemic or actions taken to slow the spread of COVID-19 or otherwise, the integrity of data from our clinical trials may be compromised or not accepted by the FDA or other regulatory authorities, which would represent a significant setback for the applicable program. In addition, we may rely on CROs and clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we intend to enter into agreements governing their services, we will be limited in our ability to compel their actual performance.

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

Further, patients with the diseases targeted by our product candidates are often already in severe and advanced stages of disease and have both known and unknown significant pre-existing and potentially life-threatening health risks. Severe (grade 4) infusion reactions have also been reported in approximately 4% of patients treated with omidubicel. The most common adverse events related to omidubicel were graft versus host disease, or GvHD, (10%), pain (8%), transplant failure (4%), hypertension (4%), and dyspnea (2%). During the course of treatment, patients may suffer adverse events, including death, for reasons that may be related to our product candidates. In our Phase 1/2 clinical trial of omidubicel for the treatment of sickle cell disease, or SCD, which is a chronic illness, two of the patients died: one due to chronic GvHD and the other due to secondary graft failure. In our Phase 1/2 trial of omidubicel for the treatment of hematologic malignancies, approximately 10% of patients who received omidubicel experienced serious GvHD. In our Phase 1/2 clinical trial of GDA-201, adverse events included one patient who died of E. coli sepsis. There was also a low level of sporadic engraftment failures. Such events could subject us to costly litigation, require us to pay substantial amounts of money to injured patients, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market our products, or require us to suspend or abandon our commercialization efforts.

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

A Breakthrough Therapy Designation by the FDA may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

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

There remain judicial and Congressional challenges to certain aspects of the ACA. For example, tax legislation enacted on December 22, 2017, titled “an Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018,” or the Tax Act, included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical devices and effective January 1, 2021, also eliminated the health insurer tax. The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019 the U.S. Court of Appeals for the 5th circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unknown when a decision will be made. Further, although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 26, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, led to aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 with the exception of a temporary suspension from May 1, 2020 through March 31, 2021 unless additional action is taken by Congress. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other health care funding, which could negatively affect our customers and accordingly, our financial operations.

Moreover, payment methodologies are subject to changes in healthcare legislation and regulatory initiatives. For example, CMS has developed value-based payment models for a variety of care settings, including the inpatient prospective payment system used for reimbursing inpatient hospital services. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under government payer programs, and review the relationship between pricing and manufacturer patient programs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing the Trump administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

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

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Any increase in European Union and national regulatory burdens on those wishing to develop and market products could prevent or delay marketing approval of our product candidates, restrict or regulate post- approval activities and affect our ability to commercialize our product candidates, if approved. In markets outside of the United States and European Union, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States, the European Union or any other jurisdiction. It is also possible that additional government action is taken in response to the COVID-19 pandemic. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

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

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payers, patient organizations and customers, may expose us to broadly applicable fraud and abuse, privacy and security and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Such laws include:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under any U.S. federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	the U.S. federal civil and criminal false claims, including the civil False Claims Act, which prohibit, among other things, including through civil whistleblower or qui tam actions, and civil monetary penalties laws which prohibit individuals or entities from knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. Pharmaceutical manufacturers can cause false claims to be presented to the U.S. federal government by engaging in impermissible marketing practices, such as the off-label promotion of a product for an indication for which it has not received FDA approval. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

●	the Health Insurance Portability and Accountability Act, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy and security of individually identifiable health information of covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as their business associates, independent contractors of a covered entity that perform certain services involving the use or disclosure of individually identifiable health information on their behalf and their subcontractors that use, disclose, access, or otherwise process individually identifiable health information;

●	the Food Drug and Cosmetic Act, or the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

●	the U.S. Public Health Service Act, which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product;

●	the U.S. Physician Payments Sunshine Act and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the government information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members, and, beginning in 2022, will require applicable manufacturers to report information regarding payments and other transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants, and certified nurse-midwives;

●	analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payer, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts;

●	the U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, U.S. companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to non-U.S. government officials, employees of public international organizations and non-U.S. government owned or affiliated entities, candidates for non-U.S. political office, and non-U.S. political parties or officials thereof; and

●	similar healthcare laws and regulations in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

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

We expect to utilize a third party to conduct our product manufacturing, in whole or in part, for the next two to four years. Therefore, we are subject to the risk that this third party may not perform satisfactorily.

Until such time as our manufacturing facility has been qualified as complying with FDA cGMP requirements, we will not be able to independently manufacture sufficient omidubicel for commercialization upon receipt of regulatory approval, or manufacture sufficient GDA-201 to complete our planned clinical programs or commercialization thereof upon receipt of regulatory approval. Although we currently produce omidubicel, GDA-201 and our other potential product candidates at our Jerusalem facility, we currently have an agreement with only one third-party manufacturer, Lonza Netherlands B.V., or Lonza, for production of omidubicel in connection with our planned commercialization upon regulatory approval. In the event that this third-party manufacturer does not successfully carry out its contractual duties, meet expected deadlines, whether because of COVID-19 related delays or otherwise, or manufacture omidubicel in accordance with regulatory requirements, or if there are disagreements between us and this third-party manufacturer, we may not be able to complete, or may be delayed in completing, all of the processes required for approval of omidubicel. In such instance, we may need to locate an appropriate replacement third-party relationship, which may not be readily available or available on acceptable terms, which could cause delay or increased expense prior to the approval of omidubicel and could thereby have a material adverse effect on our business, financial condition and results of operations.

The manufacture of biologically active products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of biologics products often encounter difficulties in production, particularly in scaling up and validating initial production and contamination controls. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and non-U.S. regulations. Furthermore, if microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

Additionally, our third-party manufacturers may experience manufacturing difficulties due to the COVID-19 pandemic, resource constraints or as a result of labor disputes. If our third-party manufacturers were to encounter any of these difficulties, our ability to provide any product candidates to patients in clinical trials and products to patients, once approved, would be jeopardized. Any delay or interruption in the supply of product candidates for clinical trials could delay the initiation or completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting the planned commercial manufacturing of omidubicel, if approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our product candidates. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our product candidate supply chain could materially adversely affect our business and delay or impede the development and commercialization of any of our product candidates and could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

CBUs are one of the raw materials for the manufacture of omidubicel. The CBUs currently used in the manufacture of omidubicel are procured directly by the clinical cell processing facilities from cord blood banks, which hold more than 800,000 CBUs that have been donated, processed and cryopreserved. However, the availability of CBUs for the manufacture of omidubicel depends on a number of regulatory, political, economic and technical factors outside of our control, including:

●	government policies relating to the regulation of CBUs for clinical use;

●	the availability of government funding for cord blood banks;

●	pregnancy and birth rates, which we expect to decline temporarily in response to the COVID-19 pandemic, and the willingness of mothers to consent to the donation of CBUs and the terms of such consent;

●	individual cord blood bank policies and practices relating to CBU acquisition and banking;

●	the pricing of CBUs;

●	the methods used in searching for and matching CBUs to patients, which involve emerging technology related to current and future CBU parameters that guide the selection of an appropriate CBU for transplantation; and

●	methods for the procurement and shipment of CBUs and their handling and storage at clinical sites, any or all of which may have been complicated by public health policies aimed at slowing the spread of the COVID-19 virus.

Additionally, we do not have control over the types of CBUs used in the manufacture of omidubicel. We rely heavily on these clinical cell processing facilities to procure CBUs from cord blood banks that are compliant with government regulations and within the current standard of care. In addition, we may identify specific characteristics of CBUs, such as their volume and red blood cell content, that may limit their ability to be used to manufacture omidubicel even though these CBUs may otherwise be suitable for use in allogeneic transplant. As a result, the requirement for CBUs to meet our specifications may limit the potential inventory of CBUs eligible for use in the manufacture of omidubicel. There is a large variability in the tests, methods and equipment utilized by cord blood banks in testing CBUs before storage. This could result in CBUs that are found to be unsuitable for production after their arrival at the manufacturing site.

In the United States, cord blood banks are required to file a BLA and meet certain continued regulatory requirements in order to bank and provide CBUs for transplantation. Despite these requirements, most of the cord blood banks in the United States are not licensed. While the FDA currently allows CBUs from unlicensed cord blood banks to be used for transplantation and we have used CBUs from such facilities in the manufacture of omidubicel for our clinical trials, the FDA may later prohibit the use of such CBUs for transplantation. Additionally, although CBUs from non-U.S. cord blood banks, which are generally unlicensed, are currently available in the United States for use in transplantation and we have used CBUs from non-U.S. cord blood banks in our clinical trials, changes in U.S. and non-U.S. regulations may prohibit or limit the future use of CBUs from non-U.S. cord blood banks in the United States. Any inability to procure adequate supplies of CBUs will adversely impact our ability to develop and commercialize omidubicel.

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

Because our programs may require the use of intellectual property or proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license, or use these intellectual property and proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and the rights to these formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities. In addition, the Indenture governing our Notes contain restrictions that may limit our ability to enter into acquisition or in-licensing agreements.

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

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We are also subject to certain restrictions regarding obtaining licenses of third-party intellectual property pursuant to the terms of the indenture governing the Notes, and we may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-party intellectual property rights, we may have to abandon development of that program and our business and financial condition could suffer.

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

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyber-attacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data. We can provide no assurance that our current IT systems, software, or third party services, or any updates or upgrades thereto will be fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt our IT systems to accommodate these changes. We have experienced and expect to continue to experience sophisticated attempted cyber-attacks of our IT networks. Although none of these attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incidents will not have such an impact in the future.

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

We are vulnerable to interest rate risk with respect to the grants received from the Israel Innovation Authority

Since our incorporation, we have received grants from the IIA relating to various projects. We were members of Bereshit Consortium, sponsored by IIA in which certain of our technologies were developed, such program does not require payments of royalties to the IIA, but all other restrictions under the Innovation Law, such as local manufacturing obligations and know-how transfer limitations, as further detailed hereunder, are applicable to the know how developed by us with the funding received in such consortium program. No royalties have been paid to the IIA in respect of any grant. Our total outstanding obligation to the IIA, respectively, including the interest accrued through December 31, 2020, amounts to approximately $39.6 million of which $38.9 million is royalty-bearing grants, and approximately $0.7 million is non-royalty-bearing grants.

The United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate, or LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA. Management continues to monitor the status and discussions regarding LIBOR. We are not yet able to reasonably estimate the expected impact.

Risks Related to Commercialization of Our Product Candidates

We do not have experience producing our product candidates at commercial levels or establishing a cGMP manufacturing facility and may not obtain the necessary regulatory approvals or produce our product candidates at the quality, quantities, locations and timing needed to support commercialization.

We do not currently have the experience or ability to manufacture our product candidates at commercial levels. We may encounter technical or scientific issues related to manufacturing or development that we may be unable to resolve in a timely manner or with available funds. We also have not completed all of the characterization and validation activities necessary for commercialization and regulatory approval of omidubicel. If we do not conduct all such necessary activities this year, our commercialization efforts will be delayed.

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

Our projections of the number of people who have the potential to benefit from treatment with our product candidates are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics and other market research, and may prove to be incorrect. Our target patient populations may be lower than expected, may not be otherwise amenable to treatment with our product candidates or patients may become increasingly difficult to identify and access, all of which would adversely affect our business, financial condition, results of operations and prospects. In addition, medical advances may reduce our target markets. For example, new processes and advances in oral antibiotic medications or new operative procedures may limit the need for localized delivery systems like our product candidates. Further, advances in treatments in the fields in which we are conducting research programs that reduce side effects and have better deliverability to target organs may limit the market for our future product candidates.

We currently have limited marketing and sales organization. If we are unable to establish adequate sales and marketing capabilities to support the potential commercial launch of omidubicel or enter into agreements with third parties to market and sell omidubicel, if approved, we may be unable to generate any product revenue.

Although we recently hired a chief commercialization officer to lead our efforts to commercialize omidubicel should it receive regulatory approval, we currently have limited sales and marketing organization, and we have limited experience selling and marketing our product candidates. To successfully commercialize any product candidates that may result from our development programs, we will need to develop these capabilities, either on our own or with others. If omidubicel or any other product candidate receives regulatory approval, we intend to establish a sales and marketing organization independently or by utilizing experienced third parties with technical expertise and supporting distribution capabilities to commercialize our product candidates in major markets, all of which will be expensive, difficult and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact our ability to commercialize our product candidates.

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

We are working to establish our own cGMP compliant manufacturing facility at Kiryat Gat in Israel. We have completed construction on the facility, and we are now working to qualify our manufacturing process and facility with the FDA’s cGMP regulations. Before we can begin to commercially manufacture omidubicel or any product candidate in our facility, we must obtain this regulatory approval from the FDA for our manufacturing process and facility. A manufacturing authorization must also be obtained from the appropriate regulatory authorities in the European Union, Israel and worldwide. Such manufacturing authorizations must also be obtained for any third-party manufacturing facility and process. In addition, we must pass a pre-approval inspection of our manufacturing facility by the FDA before omidubicel or any product candidate can obtain marketing approval. In order to obtain approval, we will need to ensure that all our processes, methods and equipment are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers is found to be out of compliance with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or while we work to identify suitable replacement vendors. For example, a cGMP audit by the Israeli Ministry of Health, or MOH, of the manufacturing process in the facility of our contract manufacturer of omidubicel resulted in certain critical observations, which we have been working with our contract manufacturer to address. There can be no guarantee, however, that future inspections by regulatory authorities of our manufacturing facilities or those of our contract manufacturers will result in MOH’s agreement that these critical observations have been resolved or that similar inspectional observations will not be identified. If we do not demonstrate to the satisfaction of the applicable regulator that our manufacturing facilities, or those of our contract manufacturers, are in compliance with applicable requirements, we may be materially delayed in the development of our product candidates, which would materially harm our business. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell any product candidate that we may develop.

Qualifying our manufacturing facility is subject to other delays, including because of COVID-19 related shortages of labor and governmentally imposed shut-downs. Unexpected problems in the qualification of our manufacturing facility may adversely impact our ability to provide supply for the development and commercialization of omidubicel as well as our financial condition.

If we receive marketing approval for our product candidates, sales will be limited unless the product achieves broad market acceptance by physicians, patients, third-party payers, hospital pharmacists and others in the medical community.

The commercial success of our product candidates will depend upon the acceptance of the product by the medical community, including physicians, patients, healthcare payers and hospital personnel, including transplant teams and pharmacists. The degree of market acceptance of any approved product will depend on a number of factors, including:

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

There are a number of alternatives to our product candidates, including stem cell transplantation using cells from matched related donors, matched unrelated donors, haploidentical donors or unmodified umbilical cord blood. If our product candidates are approved but do not achieve an adequate level of acceptance by physicians, patients, healthcare payers and hospital personnel, including transplant teams and pharmacists, we may not generate sufficient revenue from the product, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payers on the benefits of our product candidates may require significant resources and may never be successful.

It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these products is limited by government authorities and/or third-party payer policies.

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payers provide coverage, and establish adequate reimbursement levels, for such products. In the United States, third-party payers include federal and state healthcare programs, private managed care providers, health insurers and other organizations. The process for determining whether a third-party payer will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payer will pay for the product. Third-party payers may limit coverage to specific products on an approved list, or also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payers are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy.

We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. Payer’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, the determination of one payer to provide coverage for a product does not assure that other payers will also provide such coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

Certain of our executive officers, directors and holders of more than 5% of our voting securities beneficially owned as of December 31, 2020 shares representing approximately 38.9 % of our share capital. As a result, if these shareholders were to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire or result in management of our company that our public shareholders disagree with.

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

Further, the stock market in general, the Nasdaq Global Market and the market for biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like ours, including due to coordinate buying and selling activities and market manipulation. Broad market and industry factors may negatively affect the market price of our ordinary shares regardless of our actual operating performance. In addition, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. Price volatility of our ordinary shares might be worse if the trading volume of our ordinary shares is low. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful. Future sales of our ordinary shares could also reduce the market price of such shares.

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

Sales of a substantial number of shares of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. Moreover, holders of an aggregate of 7,218,505 ordinary shares have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. In addition, we have registered all ordinary shares that we may issue under our equity compensation plans, and, as such, these shares can be freely sold in the public market upon issuance.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our common shares, which may be volatile). Based upon the value of our assets, including any goodwill, and the nature and composition of our income and assets, we do not believe that we were classified as a PFIC for the taxable year ending December 31, 2020. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2020, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, once we begin to produce revenue. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is set at 23% in 2020 and thereafter. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we will receive, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Preferred Enterprise” is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we will pay would likely increase, as all our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs.

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

Our principal executive offices, our research and development facilities, and our manufacturing facilities are located in Israel and therefore may be influenced by regional instability and extreme military tension. Accordingly, political, economic and military conditions in Israel and the surrounding region could directly affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors, could prevent or delay shipments of our products, harm our operations and product development and cause any future sales to decrease. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adverse affected.

On Israel’s domestic front there is currently a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December of 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. In 2019, Israel held general elections twice – in April and September – and a third general election was held on March 2, 2020. The Knesset, for reasons related to this extended political transition, has failed to pass a budget for the year 2020, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. During December 2020, the government was unable to pass a budget by the applicable deadline, triggering a snap election expected to take place during March 2021, lurching the country back into a protracted political crisis. Given the likelihood that the current political stalemate might not be resolved during the next calendar year, our ability to conduct our business effectively may be adversely affected.

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

While our reporting and functional currency is the U.S. dollar, we pay a meaningful portion of our expenses in NIS, Euros and other currencies. All of the salaries of our employees, our general and administrative expenses (including rent for our real property facility in Israel), and the fees that we pay to certain of our partners, are denominated in NIS. Certain of our suppliers are located in Europe and are paid in Euros. As a result, we are exposed to the currency fluctuation risks relating to the denomination of our future expenses in U.S. dollars. More specifically, if the U.S. dollar becomes devalued against the NIS or the Euro, our NIS- or Euro- denominated expenses will be greater than anticipated when reported in U.S. dollars. Inflation in Israel compounds the adverse impact of such devaluation by further increasing the amount of our Israeli expenses. Israeli inflation may also (in the future) outweigh the positive effect of any appreciation of the U.S. dollar relative to the NIS, if, and to the extent that, it outpaces such appreciation or precedes such appreciation. The Israeli rate of inflation has not had a material adverse effect on our financial condition during 2018, 2019 or 2020. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS or the Euro and other non-U.S. currencies in relation to the U.S. dollar (and/or from inflation of such non-U.S. currencies), we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of inflation in Israel or in Europe or the rate of devaluation (if any) of the U.S. dollar against the NIS or the Euro.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

ITEM 4. Information on the Company.

A. History and Development of the Company.

Our legal and commercial name is Gamida Cell Ltd. We are a company organized under the laws of State of Israel. The Company was formed in 1998. We are registered with the Israeli Registrar of Companies. Our principal executive offices are located at 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel. Our telephone number is +972 (2) 659-5666. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. We maintain a web site at www.gamida-cell.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our web site is not a part of this annual report on Form 20-F. Gamida Cell Inc., our wholly-owned subsidiary, was incorporated on October 2, 2000, under the laws of the State of Delaware. Gamida Cell Inc. has been appointed as our agent in the United States and is located at 673 Boylston Street, Boston, Massachusetts 02116.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We could remain an “emerging growth company” until January 2024, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

For information regarding our capital expenditures, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

B. Business Overview.

We are an advanced cell therapy company committed to cures for blood cancers and serious hematologic diseases. We harness our cell expansion platform to create therapies with the potential to redefine standards of care in areas of serious medical need. While cell therapies have the potential to address a variety of diseases, they are limited by availability of donor cells, matching a donor to the patient, and the decline in donor cell functionality when expanding the cells to achieve a therapeutic dose. We have leveraged our NAM platform, or nicotinamide cell expansion technology platform to develop a pipeline of product candidates designed to address the limitations of cell therapies. Our proprietary technology allows for the proliferation of donor cells while maintaining the cells’ functional therapeutic characteristics, providing a treatment alternative for patients.

Our most advanced product candidate, omidubicel, is an investigational advanced cell therapy designed to expand the life-saving benefits of hematopoietic stem cell transplant, or HSCT. In May 2020, we reported positive topline data from our pivotal Phase 3 clinical study of omidubicel in 125 patients with various hematologic malignancies. In October 2020, we reported achievement of all three of the prespecified secondary endpoints of the clinical trial, analyzed in all randomized patients. These secondary endpoints were the proportion of patients who achieved platelet engraftment by day 42, the proportion of patients with grade 2 or grade 3 bacterial or invasive fungal infections in the first 100 days following transplant, and the number of days alive and out of the hospital in the first 100 days following transplant. All three secondary endpoints demonstrated statistical significance in an intent-to-treat analysis. In our Phase 1/2 clinical study, patients who were transplanted with omidubicel achieved rapid engraftment and immune reconstitution, which are key indicators of clinical benefits. Based on the recently reported Phase 3 clinical study, we plan to submit the full BLA to the FDA in the fourth quarter of 2021.

In addition, we have applied our NAM cell expansion technology to natural killer, or NK, cells, to develop our product candidate, GDA-201, an investigational, NK cell-based immunotherapy for the treatment of hematologic and solid tumors in combination with standard of care antibody therapies. GDA-201 is currently being evaluated in a Phase 1/2 investigator-sponsored trial for the treatment of relapsed or refractory non-Hodgkin lymphoma, or NHL, and multiple myeloma, or MM. Data from the trial demonstrate that GDA-201 was well-tolerated and no dose-limiting toxicities were observed in 19 patients with NHL and 16 patients with MM. The data show that therapy using GDA-201 with monoclonal antibodies demonstrated significant clinical activity in heavily pretreated patients with advanced NHL. Of the 19 patients with NHL, 13 complete responses and one partial response were observed, with an overall response rate of 74% and a complete response rate of 68%. The maximum tolerated dose was not achieved, as no dose limiting toxicities were observed in patients who received the maximum target dose (2 x 108 cells/kg). We are developing a cryopreserved formulation of GDA-201 to enable a multicenter Phase 1/2 trial of allogeneic, off-the-shelf GDA-201. We intend to submit an investigational new drug application, or IND, for GDA-201 and initiate a Phase 1/2 study in NHL in 2021.

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

There are multiple sources of donor cells. The best source for donor cells is a sibling who is a matched related donor, or MRD, but the chances of having a sibling match in the United States are only 25% to 30%. The majority of patients rely on alternate sources of donor cells, including matched unrelated donor, or MUD, haploidentical, or “half-matched” donors, and mismatched unrelated donor, or MMUD, as well as umbilical cord blood. However, due to disease progression and other complications during the time needed to find a suitable donor, more than 40% of all patients who need a bone marrow transplant do not receive one.

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

Omidubicel has the potential to be a universal stem cell graft in two broad patient groups: (i) patients with high-risk leukemias and lymphomas who require HSCT but who lack access to a matched related donor; and (ii) patients with severe hematologic disorders such as severe aplastic anemia. In our international, multicenter, randomized, pivotal Phase 3 clinical trial of omidubicel in patients with hematologic malignancies, patients treated with omidubicel achieved rapid neutrophil and platelet engraftment. Neutrophil engraftment is defined as achieving a minimum neutrophil count of at least 0.5 x 109 per liter on three consecutive measurements on different days. Platelet engraftment is defined as achieving a platelet count of at least 20 x 109 per liter on three consecutive measurements on different days, with no platelet transfusion in the preceding seven days.

We are also applying our technology to develop GDA-201 for innate immunotherapy of expanded natural killer, or NK, cells for application in additional cancer indications when combined with standard-of-care antibody therapies. NK cells are highly potent cytotoxic lymphoid cells that can kill tumor cells in the absence of prior sensitization by other components of the immune system. By expanding NK cells with our NAM technology platform, we have the potential to increase the number and functionality of therapeutic NK cells targeting tumors. When GDA-201 is combined with targeted antibodies, we have shown that there is enhanced antibody-dependent cellular toxicity, or ADCC. In December 2020, we reported updated and expanded results from the ongoing Phase 1/2 clinical study at the Annual Meeting of the American Society of Hematology, or ASH. The data from the first 35 patients demonstrated that GDA-201 was clinically active and generally well tolerated.

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

Strategy

Our goal is to deliver curative cell therapies to patients with serious and life-threatening medical conditions. The key strategies to achieve our goal are the following:

●	Obtain regulatory approval for omidubicel in hematologic malignancies. We have completed an international, multicenter, randomized, pivotal Phase 3 clinical trial evaluating transplantation with omidubicel compared to standard umbilical cord blood in 125 patients with various hematological malignancies, including acute lymphocytic leukemia, or ALL, acute myeloid leukemia, or AML, myelodysplastic syndrome, or MDS, chronic myeloid leukemia, or CML, and lymphoma. The primary endpoint was time to neutrophil engraftment. The trial achieved its primary endpoint, as well as all three of the prespecified secondary endpoints. We plan to submit a BLA for omidubicel in the fourth quarter of 2021, and if approved in the United States, we plan to seek regulatory approval in the European Union and other geographies.

●	Pursue the potential of GDA-201 for the treatment of NHL. We have applied our NAM technology platform to develop a second product candidate, GDA-201. GDA-201 is currently being evaluated in an investigator-sponsored, Phase 1/2 clinical study in patients with NHL or MM, in combination with rituximab or elotuzumab, respectively. In December 2020, we reported updated and expanded results from the Phase 1/2 clinical study at the Annual Meeting of ASH. The data from the first 35 patients demonstrated that GDA-201 was clinically active and generally well tolerated. Among the 19 patients with NHL, 13 complete responses and one partial response were observed, with an overall response rate of 74% and a complete response rate of 68%. We expect to initiate a multicenter Phase 1/2 clinical study of cryopreserved, allogeneic, off-the-shelf GDA-201 in patients with NHL in 2021.

●	Maximize commercial value of our product candidates. If omidubicel is approved for bone marrow transplant, we intend to independently pursue the commercialization of omidubicel in the United States, where we plan to build a field account management team focused on the approximately 200 domestic bone marrow transplant centers. Outside of the United States, we may pursue the approval and commercialization of omidubicel in collaboration with strategic partners, particularly in Europe, Japan, Taiwan, Korea and other geographies which are more effectively managed by companies with local expertise.

●	Advance omidubicel for the treatment of severe aplastic anemia in an ongoing Phase 2 clinical trial. In addition to hematologic malignancies, we are pursuing omidubicel in severe aplastic anemia. Omidubicel is currently being evaluated in a NIH-sponsored, Phase 2 clinical trial in patients with severe aplastic anemia. In December 2020 we reported data from the first 9 patients in the trial at the Annual Meeting of ASH that demonstrated that patients with severe aplastic anemia treated with omidubicel achieved sustained early engraftment. Patient enrollment is currently ongoing to further evaluate omidubicel as a stand-alone graft.

●	Centralize manufacturing capabilities to deliver a pharmaceutical grade product to meet commercial demand. We have devoted significant resources to optimizing and standardizing process development and manufacturing, which are key components to successfully delivering cell therapies. We currently have limited in-house GMP manufacturing capabilities and we are working to finalize the construction of an additional manufacturing facility to diversify production of omidubicel and in preparation for commercialization. Our cryopreservation capabilities enable us to deliver our cell therapies globally, ready for infusion. We believe that these efforts will lead to an efficient production cycle and improved access for patients seeking suitable donor solutions. Our goal is to carefully manage our fixed cost structure, maximize efficiency and scale, and reduce the cost of manufacturing our products.

●	Demonstrate the value of omidubicel through Health Economics Outcomes Research. We believe that a favorable outcome of our ongoing Health Economics Outcomes Research analysis will inform price, reimbursement and go to market strategy. Additionally, we are developing a reimbursement strategy modeled upon recently approved cell therapies in oncology, including through the New Technology Add-on Payment program.

●	Expand our pipeline of cell therapy product candidates by leveraging our cell expansion technology. We plan to continue to leverage our platform technology with a goal of discovering additional product candidates and expanding into new therapeutic areas. We believe our technology can be applied to other cells with therapeutic potential. To accomplish this, we plan to continue to invest in our research and development activities.

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

Hematologic Malignancies and Allogeneic HSCT

Overview

Hematologic malignancies are characterized by an abnormal and excessive proliferation of malignant blood cells that replace normal blood cells in the bone marrow and the circulation. In some patients, these cancerous cells proliferate rapidly, requiring urgent treatment. Patients are initially treated with chemotherapy in order to destroy the malignant cells in a rapid manner. However, in most patients, remission is temporary and the disease will return after initial treatment. One of the most effective treatment options for these patients is hematopoietic stem cell transplantation, or HSCT, where the blood forming cells in the patient are destroyed using chemotherapy, radiation or a combination of both. These patients then receive new bone marrow stem cells from a healthy donor.

Allogeneic HSCT is the transplantation of hematopoietic stem cells, derived from a donor’s bone marrow, peripheral blood or standard umbilical cord blood. HSCT involves reconstituting a person’s entire blood and bone marrow from a seed population of cells. In some clinical settings, autologous HSCT may be performed, in which cells are derived from the patient and reinfused at a later date. In leukemia and other hematologic malignancies, it is more appropriate to use allogeneic HSCT obtained from a donor, which ensures that the graft does not contain the patient’s malignant cells and leverages the ability of donor cells to fight against a patient’s cancer, which is known as the “graft versus leukemia” effect.

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

If a matched donor cell source is not identified, there are three alternatives for transplant candidates: mismatched unrelated donor, haploidentical donors and umbilical cord donors. Haploidentical, or “half-matched” donors, and MUD are only partially compatible with the recipient. Because of the immune incompatibility in transplants from such donors, there is a high risk of GvHD, infection and other complications.

Alternatively, donor cells can be obtained from umbilical cord blood. In contrast to MUD transplants, which require a greater degree of matching, cord blood transplantation requires a less stringent degree of genetic matching than other graft sources, making it suitable for approximately 95% of all patients. This obviates the need to go through a prolonged search process with uncertain outcomes in order to find a donor and arrange for the collection of donor cells. Because the donor T cells in cord blood are naïve, meaning that they have not matured, they readily adapt to the recipient and are associated with a low risk of a patient developing GvHD, in particular chronic GvHD. Furthermore, transplantation with cord blood reduces the risk of potential transmission of infections from the donor.

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

Omidubicel is Designed to Address the Limitations of HSCT

Omidubicel is designed to address the limitations of allogeneic HSCT because it expands the number of donor cord blood stem cells while maintaining the cells’ functional therapeutic characteristics.

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

●	Omidubicel is a stem cell graft with less stringent matching requirements than conventional HSCT, intended to reduce problems with donor matching. If approved, this will provide a pharmaceutical grade option for the patients who have lengthy searches to find a suitable match and the 40% of patients who are candidates for HSCT and never receive one, thereby creating an opportunity to improve outcomes and access to HSCT for such patients.

●	Omidubicel is designed to deliver a therapeutic dose of stem cells that may lead to rapid engraftment and immune reconstitution.

●	Omidubicel provides a compatible graft, observed to reduce morbidities including GvHD and infections.

Given these characteristics, omidubicel may serve as a new alternative to existing graft modalities as well as expand the transplant market for those who are unable to find a match.

Omidubicel: Clinical Trial Results

Our clinical trials of omidubicel include a pilot study at Duke University that was an initial safety evaluation of omidubicel in a pilot study at Duke University, a Phase 1/2 clinical trial that enrolled 36 adolescent and adult patients in an international, multicenter, open-label, single-arm trial, and a Phase 3 clinical trial that is evaluating 125 adult patients in a pivotal, international, multi-center, randomized trial. All patients in our clinical trials of omidubicel had been previously treated for various hematologic malignancies, including ALL, AML, MDS, CML and lymphoma. These patients were deemed to be in remission and at high risk of subsequent relapse.

Pivotal Phase 3 Trial

In December 2019, we completed patient enrollment in a pivotal, international, multi-center, randomized Phase 3 trial. The study was initiated in 2017 comparing omidubicel to single or double standard, unmanipulated umbilical cord blood transplantation. Randomization was stratified by treatment center, disease risk, age and intent to perform single or double cord blood transplant. The primary endpoint was time to neutrophil engraftment. Secondary endpoints were time to platelet engraftment, the incidence of grade 2 or grade 3 bacterial or invasive fungal infections and the number of days alive and out of hospital during the first 100 days following transplantation.

Phase 3 Study Schema

A total of 125 patients were randomized at 33 centers in the US, South America, Europe and Asia. These 125 patients formed the basis of the intent-to-treat, or ITT, analysis. Of the 62 patients randomized to omidubicel, 52 were transplanted per protocol with the omidubicel graft. Of the 63 patients randomized to the control arm, 56 were transplanted as per protocol.

Phase 3 Patient Disposition and Analysis Populations

Patient demographics were well-balanced in the two study arms, with a median age in the early 40’s. The study population was diverse, with approximately 40% either Black, Asian, Latino or other. The majority of patients (over 70%) had acute leukemia. With respect to the transplant, all patients received myeloablative conditioning regimens, with approximately half of the patients receiving a total-body-irradiation regimen, and approximately half receiving a chemotherapy-only conditioning regimen. Myeloablative conditioning therapy is a combination of chemotherapy agents, and in some cases radiotherapy, that is expected to produce low blood counts and is administered in order to reduce the tumor burden, suppress the patient’s immune system, and allow engraftment of donor stem cells. Over 70% of patients had a 4/6 HLA matching cord, either serving as the starting material for omidubicel, or as the standard control. A double cord transplant was intended for two-thirds of patients randomized to the standard cord arm. The omidubicel unit was expanded a median 133-fold to a median of 6.6 x 10e8 CD34+ cells. This provided the patients with a median CD34+ cell dose of 9 x 10e6 CD34+ cells/kg, which is a larger cell dose than can be collected from many healthy adult stem cell donors. In contrast, recipients on the control arm received a median 0.3 x 10e6 CD34+ cells/kg.

Phase 3 Patient Demographics

Phase 3 Baseline Disease and Transplant Characteristics

In May 2020, we reported positive topline data from the clinical trial. The primary endpoint was time to neutrophil engraftment, based on recovery of neutrophils, a type of white blood cell that helps fight infections. In the ITT population, the patients randomized to omidubicel engrafted at median of 12 days following transplantation (95% confidence interval 10-15 days). Those randomized to the control arm engrafted at a median of 22 days (95% confidence interval 19-25 days). This was statistically significant (p<0.001). In the as-treated, or AT, analysis, patients who received omidubicel had a median time to neutrophil engraftment of 10 days, vs 20.5 days for the control. The cumulative incidence of neutrophil engraftment was 96% for omidubicel recipients and 89% for the controls.

Cumulative Incidence of Neutrophil Engraftment, AT Population

In December 2020, we reported positive results of all three of the prespecified secondary endpoints, analyzed in randomized patients (ITT). These secondary endpoints were the proportion of patients who achieved platelet engraftment by day 42, the proportion of patients with grade 2 or grade 3 bacterial or invasive fungal infections in the first 100 days following transplant, and the number of days alive and out of the hospital in the first 100 days following transplant. All three secondary endpoints demonstrated statistical significance in an intent-to-treat analysis.

Platelets are required for normal blood clotting. Platelet engraftment on day 42 after transplant was achieved in 55% of those randomized to omidubicel and 35% of those randomized to the control arm (ITT). This difference had a p value of 0.028. In the AT population, the cumulative incidence of platelet engraftment in patients who received omidubicel was 83%, with a median of 37 days, versus 73%, with a median of 50 days, for the control group.

Cumulative Incidence of Platelet Engraftment, AT Population

Patients randomized to omidubicel were less likely to develop a grade 2 or grade 3 bacterial or invasive fungal infection: 37% versus 57% for those randomized to the control arm (p=0.027). In an exploratory analysis, patients randomized to omidubicel were also less likely to have a grade 3 viral infection (10% versus 26%) than those randomized to the control arm (p=0.029). A comparison of specific viral infections in omidubicel patients versus controls demonstrated a reduction in human herpes virus 6 and cytomegalovirus infections, two common viruses leading to potentially serious complications in patients undergoing HSCT.

Incidence of Serious Bacterial Infection Post-Transplant

Incidence of Viral Infections Post-Transplant

Patients randomized to omidubicel spent a median of 60.5 days alive and out of the hospital during the first 100 days following transplantation, compared to 48 days for control patients (p=0.005).

In the ITT population, the cumulative incidence of non-relapse mortality at 210 days following randomization was 11% for omidubicel and 24% for control. The incidence of relapse at 15 months following randomization was 25% for omidubicel and 17% for the controls. These differences were not statistically different.

Incidence of Non-Relapse Mortality and Incidence of Relapse

There was no statistically significant difference between the omidubicel arm and the control arm in one year overall survival or disease-free survival. The probability of overall survival at one year in the omidubicel arm was 73% and in the control arm was 62% (p=0.16).

The safety profile for omidubicel recipients in this study was consistent with the expected toxicities of allogeneic stem cell transplantation following conditioning therapy, and there was no increase in adverse events, serious adverse events, or infusion reactions in the omidubicel arm compared to control. GvHD is a multisystem disorder that is common in allogeneic HSCT. GvHD occurs when immune cells from a donor graft recognize the transplant recipient host as foreign and initiate an immune reaction. Acute GvHD usually presents around the time of engraftment and manifests as rash, nausea, vomiting, abdominal pain, diarrhea, or increased serum bilirubin. Chronic GvHD is usually diagnosed later during the first year post-transplant, and clinical manifestations include skin involvement, gastrointestinal disease, and increased bilirubin. There was no statistically significant difference between omidubicel and control patients in the cumulative incidence of acute GvHD in the first 100 days post-transplant. Grade II-IV acute GvHD was observed in 56% of omidubicel recipients and 43% of controls. The numbers for Grade III/IV (severe) acute GvHD were 14% and 21% for omidubicel and control, respectively. There was also no statistically significant difference in the cumulative incidence of chronic GvHD (all grades, including mild, moderate and severe) in the first year, 35% vs 29% for omidubicel and control, respectively.

Overall, the results of the Phase 3 study showed superior hematopoietic recovery, decreased risk of serious infection, and shorter duration of hospitalization in patients treated with omidubicel, with an acceptable safety profile. Based on the results of the Phase 3 clinical study, we plan to submit a BLA to the FDA in the fourth quarter of 2021.

Omidubicel has Breakthrough Therapy Designation from the FDA. Additionally, omidubicel received orphan drug designation from both the FDA and the EMA.

Phase 1/2 Clinical Trial

The main objective of the Phase 1/2 study was to evaluate the safety and efficacy of omidubicel treatment in patients with hematologic malignancies following myeloablative conditioning therapy. The study compared outcomes against a group of historic controls that were identified from data collected by the Center for International Blood and Marrow Transplant Research, or CIBMTR, which tracks all allogeneic transplants conducted in the United States. From the CIBMTR database, we identified 146 age and disease matched patients who received standard cord blood transplants and served as historic controls.

The primary endpoint of this study was also time to neutrophil engraftment, and it was also met. Patients treated with omidubicel recovered their neutrophils (500 cells per microliter) with a median recovery of 11.5 days after transplantation, which is significantly shorter than the 21 days observed in the historic controls (p<0.001). Platelet counts recovered within a median time period of 34 days in the omidubicel treated patients, compared to 46 days in the historic controls (p<0.001). For both neutrophils and platelets, the percentage of patients who achieved engraftment was higher than in the historic controls. The age-adjusted cumulative incidence of neutrophil engraftment at 42 days following transplantation was 94% for omidubicel recipients and 85% for the CIBMTR comparator cohort.

Rates of acute GvHD, chronic GvHD, infections, and hospitalization, as well as safety findings, were similar to those observed in the Phase 3 study.

Omidubicel: Health Economic Implications

The potential clinical advantages of omidubicel could lead to societal benefits such as enabling patients to return to work, spend time with loved ones and enjoy improved quality of life. Omidubicel may also reduce the costs to the healthcare system versus standard cord HSCT due to potentially shortened isolation and intensive care hospital stays, reduced re-admission rates and decreased severity and rates of infections. In the Phase 3 clinical study, we are evaluating data to assess these endpoints. In parallel, we are conducting a “real world” outcomes data study that is a prospective observational study designed to capture clinical and economic endpoints for haploidentical, mismatched unrelated, and matched unrelated transplant. The data we collect from these efforts will inform a Health Economics Outcomes Research study that will be used to inform pricing and reimbursement.

Omidubicel for the Treatment of Bone Marrow Failure Disorders

In addition to hematologic malignancies, we are pursuing the development of omidubicel for the treatment of severe aplastic anemia and other bone marrow failure disorders. Severe aplastic anemia is a rare disease, with an estimated incidence in the United States of 600-900 patients per year. Underlying causes include autoimmune disease, certain medications or toxic substances, and inherited conditions. However, the cause is unknown in approximately half of all cases of severe aplastic anemia. The disease is characterized by stem cells in the bone marrow that are damaged and unable to produce enough new blood cells. This leads to extremely low blood cell counts and platelet levels, and often requires patients to be immediately hospitalized for treatment.

Allogeneic HSCT is the treatment of choice for patients with severe aplastic anemia who have an available matched sibling donor. Among the 2,471 patients with severe aplastic anemia receiving HSCT with a matched sibling donor between 2005 and 2015, the three-year probability of survival was 91% for those younger than 18 years, and 78% for patients 18 years of age or older. Among the 1,751 recipients of HSCT with a MUD during the same period, the probabilities of survival were 78% and 68% for severe aplastic anemia patients under 18 years and greater than or equal to 18 years, respectively. We believe omidubicel may be able to provide a treatment option for those patients who are unable to locate such a donor in time.

The goal in treating these diseases is to replace defective bone marrow cells with cells derived from cord blood donors. Omidubicel is currently being evaluated in a Phase 1/2 NIH-sponsored clinical trial. In this trial, omidubicel is administered in combination with a reduced conditioning preparative protocol, which is designed to minimize toxicity, in up to 62 patients with severe aplastic anemia or hypoplastic myelodysplastic syndrome, another bone marrow failure disease. This research protocol is designed to evaluate the safety and effectiveness of transplantation with omidubicel to overcome the high incidence of graft rejection associated with standard cord blood HSCT in severe aplastic anemia patients, where graft rejection occurs in up to 50% of subjects. In December 2020, we reported updated and expanded data at the Annual Meeting of ASH that demonstrated that patients with severe aplastic anemia treated with omidubicel achieved sustained early engraftment.

Omidubicel for the Treatment of Non-Malignant Disorders

Omidubicel has also been tested in patients with sickle cell disease, or SCD, for which HSCT is currently the only clinically established cure. The results of our Phase 1/2 clinical trial were recently published in Blood. Overall, 16 patients with severe SCD were treated, 13 patients with omidubicel in conjunction with a standard unit of cord blood, and three patients with standalone omidubicel. All patients initially engrafted at a median of seven days for double cord and eight days for single cord. Two of the patients died, one due to chronic GvHD and the other due to secondary graft failure. The rate of grades II-IV acute GvHD was 69%, and the rate of grades III-IV acute GvHD was 23%. The engraftment results were favorable when compared to those from a study of 29 patients with SCD who underwent HSCT with cells from a MUD donor. In that study, 27 of the patients had neutrophil engraftment, and the median time to engraftment was 12 days. There were eight deaths, seven due to GvHD and one due to graft rejection; 19 of 29 were disease-free at two years. While the clinical study in patients with SCD is currently closed, we continue to believe that omidubicel has potential to replace other allogeneic HSCT procedures in other hematologic diseases and some metabolic disorders.

GDA-201: Our Immuno-Oncology Product Candidate

GDA-201 is our investigational, natural killer (NK) cell-based cancer immunotherapy. GDA-201 addresses a key limitation in the therapeutic potential of NK cells by increasing the cytotoxicity and in vivo retention and proliferation in the bone marrow and lymphoid organs of NK cells expanded in culture conditions. GDA-201 is currently being studied in an investigator-sponsored Phase 1/2 trial for the treatment of NHL and MM. We believe that GDA-201 may have broad potential in both hematologic malignancies and in solid tumors.

Limitations of Therapeutic Antibodies in Cancer Treatment

NHL is the most common malignancy of B cells. An estimated 77,240new cases of NHL were diagnosed in the United States in 2020. The five-year survival rate for those with NHL is approximately 73%. The combination of an antibody such as rituximab and chemotherapy is the standard of care for patients with NHL. However, many patients develop resistance to rituximab, and when used as monotherapy, only 15% of patients respond. One mechanism that contributes to this resistance is the inability of patient or autologous NK cells to locate and kill tumor cells that rituximab has bound to. Treatment with donor-derived NK cells may overcome this resistance.

MM is a hematologic malignancy characterized by the proliferation of monoclonal plasma cells in the bone marrow. It is more common in elderly patients, with a median age at diagnosis of 65 to 74 years. The National Cancer Institute estimates that there were approximately 32,270new cases of myeloma diagnosed in the United States in 2020. The preferred treatment for myeloma is an autologous stem cell transplant, but due to other pre-existing conditions, not all patients are eligible for this. These, and the majority of patients who relapse following initial treatment, are then treated with various chemotherapy and antibody-based therapies that have significant anti-cancer activity when used in combination. However, there is still a large unmet clinical need as the five-year survival rate for patients with myeloma is approximately 54%.

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

NK cells’ tumor killing activity is greatly enhanced by antibodies that recognize tumor cells, which trigger ADCC. In ADCC, the binding of an antibody to a cell marks it for destruction by NK cells. A number of antibody products have been approved by the FDA as therapeutics in oncology, each of which has limited efficacy as monotherapy. The effectiveness of these antibodies can potentially be enhanced through co-administration with NK cells. A key limitation in the application of NK cells in cell therapy has been the traditionally challenging task of generating sufficient numbers of highly functional NK cells in culture.

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

An investigator-sponsored Phase 1/2 clinical study of GDA-201 cells in patients with MM or NHL was initiated in 2017 at the University of Minnesota. These patients have relapsed or refractory NHL or MM, meaning that their disease has come back after standard therapy and/or they are not responding to standard therapy for their disease. In combination with GDA-201 cells, these patients also receive therapeutic antibodies, which, in the case of NHL, includes rituximab, and in the case of MM, elotuzumab.

Phase 1/2 Study of GDA-201 in Patients with Non-Hodgkin Lymphoma or Multiple Myeloma

Treatment included lymphodepleting chemotherapy with fludarabine and cyclophosphamide followed by two doses of GDA-201 (Days 0 and 2) and low-dose IL-2 (6 million units subcutaneously). Three doses of monoclonal antibodies were administered pre and post GDA-201. The study was designed to determine the maximum tolerated dose of GDA-201 cells. Patients who derived clinical benefit received a second cycle of GDA-201 infusion without lymphodepleting chemotherapy. In December 2020, we reported updated and expanded data at the Annual Meeting of ASH. A total of 35 patients were treated in three cohorts of escalating cellular doses of GDA-201, with a maximum dose of 200 million cell/kg. Sixteen patients with MM and 19 patients with NHL were enrolled. The median age was 61 and the oldest patient was 83 years old. Among the patients with NHL, eight had diffuse large B-cell lymphoma, or DLBC, 10 had follicular lymphoma, or FL, and one had mantle cell lymphoma. Patients were heavily pre-treated with a median of three lines of prior chemotherapy (range 1-8 lines). Four of the NHL patients and three of the MM patients had prior HSCT.

There were no dose limiting toxicities at any of the doses administered. One patient, who initially was thought to have cytokine release syndrome, died of E-coli sepsis. The most common Grade 3 or 4 adverse events were decreased neutrophil count, febrile neutropenia, anemia and low platelet count, generally attributed to lymphodepleting chemotherapy. No neurotoxic events, GvHD or marrow aplasia were observed.

Among the 16 patients with MM, one patient achieved a complete response, and four patients achieved stable disease. Among the 19 patients with NHL, 13 achieved a complete response and one achieved a partial response. Overall response rate among the 19 NHL patients was 74%, with responses observed in 8 patients with FL and 5 patients with DLBCL. Median duration of response was 10 months with a range of 1 – 28 months. In three patients, an initial partial response deepened over time to a complete response; one (patient 009) without any further therapy, and two in the context of a second cycle of GDA-201 and rituximab. Two patients with complete response who received a second cycle of GDA-201 after initial complete response had maintained a complete response after a total of 6 and 12 months, respectively.

Given the results of this study, we are developing a cryopreserved, allogeneic, off-the-shelf formulation of GDA-201 that will enable us to conduct of a multicenter Phase ½ clinical trial in patients with NHL. We are planning to submit an investigational new drug application to the FDA in the second quarter of 2021 and if approved, we expect to initiate the new study later in the year.

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

Allogeneic HSCT Graft: Magenta Therapeutics, Inc., Fate Therapeutics, Inc., ExCellThera Inc., Aldagen, Inc., a wholly-owned subsidiary of Cytomedix, Inc., Angiocrine Bioscience Inc., Medipost Co., Ltd., Kiadis Pharma NV, MolMed S.p.A., Bellicum Pharmaceuticals, Inc.; and

Natural Killer Cell product: AbbVie Inc., Affimed N.V., Artiva Inc., Innate Pharma SA, Agilent Technologies Inc., Altor Bioscience Corp., Bayer HealthCare Pharmaceuticals LLC, Bellicum Pharmaceuticals, Inc., Bristol-Myers Squibb, Celularity Inc., Fortress Biotech, Inc., Fate Therapeutics, Inc., Genexine Inc., Sanofi Genzyme, Glycostem Therapeutics B.V., Green Cross Lab Cell Corporation, Incyte Corporation, Ivy Life Sciences, Co., Ltd., Takeda Pharmaceutical Company Limited, Miltenyi Biotec GmbH, multimmune GmbH, NantKwest, Inc., Nkarta Therapeutics, Inc., NKBio Co., Ltd., PersonGen BioTherapeutics Suzhou Co. Ltd., United Therapeutics Corporation, Y-mAbs Therapeutics, Inc., Ziopharm Oncology, Inc.

Manufacturing

Our product candidates are currently manufactured at our Jerusalem, Israel facility using a scalable self-assembly process with well-defined unit operations. This highly specialized and precisely controlled manufacturing process enables us to manufacture product candidates reproducibly and efficiently for clinical and commercial applications.

We currently rely on third-party clinical cell processing facilities and contract manufacturers for all our required raw materials, active ingredients and finished products for our pre-clinical research and clinical trials. We currently rely on a third party, Lonza Netherlands B.V., or Lonza, to conduct a material portion of our product manufacturing for omidubicel and intend to do so at least until our manufacturing facility is qualified as complying with cGMP manufacturing standards by the FDA and we have been able to successfully ramp up production at our facility.

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

The term of the Services Agreement is the shorter of seven years from the date of execution or five years from the date of the first FDA approval of omidubicel. The Services Agreement may be terminated in the event of an uncured material breach by one of the parties. If we do not receive FDA approval of omidubicel by December 31, 2021, we will have the right to terminate the Services Agreement upon 30 days’ written notice. Either party may terminate without cause after the referenced time periods, but only after the Initial Term expires, which will happen on June 10, 2022. Further, the Manufacturing Agreement may be terminated by either party upon notice in the event of dissolution, termination of existence, liquidation or business failure of the other party, the uncured appointment of a custodian or receiver to the other party or un-dismissed institution of insolvency, reorganization or bankruptcy proceedings.

As of December 31, 2020, we have paid Lonza an aggregate of approximately $17.1 million pursuant to the Manufacturing Agreement and the Services Agreement.

Marketing, Sales and Distribution

We have are preparing for potential approval of omidubicel and our commercial launch thereafter, and we have added sales, marketing, and supply chain personnel to our workforce. In August 2020, we hired a Chief Commercial and Chief Operating Officer, Michele Korfin, who is based in the U.S., and we have a wholly-owned U.S. subsidiary, Gamida Cell Inc., to support our U.S. development efforts.

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

As of February 26, 2021, we own 31 issued patents and 40 pending patent applications worldwide, including five U.S. issued patents, four pending U.S. non-provisional patent applications and two pending PCT applications. We own two issued patents in the United States and 17 issued foreign patents related to our omidubicel product candidate. The patents that we own outside of the United States are granted in Australia, Canada, Europe, Hong Kong, Israel, Japan, Singapore, and South Africa. In addition, we own two pending U.S. non-provisional patent applications and 18 pending foreign patent applications related to our omidubicel product candidate. These patents and pending patent applications contain composition-of-matter claims to our omidubicel product candidate, and claims to methods of producing and methods of treatment using omidubicel. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, these patents, and if granted, these patent applications, will expire from 2023 to 2038. In particular, U.S. Patent No. 7,955,852, EP Patent No. 1576089, EP Patent No. 2206773, JP Patent No. 4738738, and IL Patent No. 163180, which relate to methods of expanding a population of hematopoietic stem cells by culturing the cells with nicotinamide or nicotinamide analogs, and transplantable cell populations produced by these methods, expire in 2023, not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely and U.S. Patent No. 8,846,393, EP Patent No. 1974012, JP Patent No. 5102773 and IL Patent No. 191669, which relate to methods of enhancing cell homing and engraftment potential of hematopoietic stem cells by expansion in the presence of nicotinamide, expire in 2026, not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely.

We own six issued foreign patents related to GDA-201. The patents that we own outside of the United States are granted in Australia, Canada, Europe, Hong Kong, Israel, Canada, and Japan. In addition, we own two pending U.S. non-provisional patent applications, two pending PCT applications and 17 pending foreign patent applications related to our GDA-201 product candidate. These patents and pending patent applications contain composition-of-matter claims to our GDA-201 product candidate, and claims to methods of producing and methods of treatment using our GDA-201 product candidate. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, these patents, and if granted, these patent applications, will expire from 2030 to 2040. In particular, EP Patent No. 2519239, EP Patent No. 3184109, JP Patent No. 5943843, JP Patent No. 6215394 and IL Patent No. 220660 and CA Patent No. 2,785,627, which relate to methods of expanding a population of natural killer cells by culturing the cells with nicotinamide or nicotinamide analogs, and transplantable cell populations produced by these methods, expire in 2030, not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely.

In addition, we filed for and obtained trademark registration in the China, Europe, Hong Kong, Mexico, Canada, Brazil, Russian Federation, Israel, Great Britain and WIPO (International) for “Gamida Cell”, and in Israel for “Symrepliq”, “Gamida-Cell Assist”, “Nampluri”, “Namrepli”, “Namtypic”, “Omisirge” and “Omplusto”.We also rely upon trade secrets, know-how and continuing technological innovation to develop, strengthen and maintain our competitive position.

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

Since our incorporation, we have received grants from the IIA relating to various projects. We were members of Bereshit Consortium, sponsored by IIA in which certain of our technologies were developed, such program does not require payments of royalties to the IIA, but all other restrictions under the Innovation Law, such as local manufacturing obligations and know-how transfer limitations, as further detailed hereunder, are applicable to the know how developed by us with the funding received in such consortium program. No royalties have been paid to the IIA in respect of any grant. Our total outstanding obligation to the IIA, respectively, including the interest accrued through December 31, 2020, amounts to approximately $39.6 million of which $38.9 million is royalty-bearing grants, and approximately $0.7 million is non-royalty-bearing grants.

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

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices, or GLP, regulation;

●	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

●	approval by an independent Institutional Review Board, or IRB, or ethics committee at each clinical site before the trial is commenced;

●	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

●	preparation of and submission to the FDA of a Biologics License Application, or BLA, after completion of all pivotal clinical trials;

●	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review; satisfactory completion of an FDA Advisory Committee review, if applicable;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with current Good Manufacturing Practices, or cGMP, and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with Good Clinical Practices, or GCP; and

●	FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning the first clinical trial with a product candidate, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The current study of GDA-201 is being conducted as an investigator-sponsored study, with the investigator holding the IND. We intend to submit an IND for the cryopreserved formulation of GDA-201. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

●	Phase 1: The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

●	Phase 2: The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

●	Phase 3: The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so- called Phase 4 studies may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Compliance with Good Tissue Practices, or GTPs, is also required to the extent applicable. These are FDA regulations and guidance documents that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products, or HCT/Ps, which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. Good Tissue Practices regulations also require tissue establishments to register and list their HCT/Ps with the FDA and when applicable, to evaluate donors through screening and testing. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

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

Additionally, the federal Open Payments program pursuant to the Physician Payments Sunshine Act, created under Section 6002 of the PPACA and its implementing regulations, require some manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specified exceptions) to report annually information related to specified payments or other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians, and teaching hospitals and to report annually specified ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers will also be required to report information regarding payments and other transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants, and certified nurse-midwives.

In addition, we may be subject to data privacy and security regulation of both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities subject to the law, such as health plans, healthcare clearinghouses, and certain healthcare providers, and their business associates, defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity and their subcontractors that use, disclose, access, or otherwise process protected health information. Among other things, HITECH created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties and HIPAA’s security standards directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

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

We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. Payer’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, the determination of one payer to provide coverage for a product does not assure that other payers will also provide such coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

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

There remain judicial and Congressional challenges to certain aspects of the PPACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Act includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the PPACA-mandated “Cadillac” tax on high cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amended the PPACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On December 14, 2018, a Texas U.S. District Court Judge ruled that the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court Ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unknown when a decision will be made. Further, although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 26, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2.0% per fiscal year, which went into effect in April 2013, and due to subsequent legislative amendments, including the BBA, will remain in effect through 2030 with the exception of a temporary suspension from May 1, 2020 through March 31, 2021 unless additional U.S. Congressional action is taken. In addition, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additional changes that may affect our business include new quality and payment programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, which ended the use of the statutory formula for clinician payment and established a quality payment incentive program, also referred to as the Quality Payment Program. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program.

In addition, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of prescription drugs under Medicare and reform government program reimbursement methodologies for pharmaceutical products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. The final codified CMS’s policy change that was effective January 1, 2019. Further, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing the Trump administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. In addition, individual states in the United States have become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of products. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

Employees

As of December 31, 2020, we had 110 full-time employees and two part-time employees, 91 of whom are based in Israel and 21 of whom are based in the United States. Of these employees, 90 are primarily engaged in research and development activities and 22 are primarily engaged in general and administrative and commercialization matters. A total of 10 employees have an M.D. or Ph.D. degree. None of our employees is represented by a labor union. We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

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

C. Organizational Structure.

Gamida Cell Inc., our wholly owned subsidiary, was incorporated under the laws of the State of Delaware in October 2000. We also have one inactive subsidiary, Gamida Cryo Ltd., a company organized and existing under the laws of Israel that was formed in April 1998.

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

We also have a lease agreement for an approximately 52,000 square foot facility in Kiryat Gat, Israel, where we recently completed construction for a planned commercial-grade cGMP manufacturing facility.

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

A. Operating Results.

Overview

We are an advanced cell therapy company committed to cures for blood cancers and serious hematologic diseases. We harness our cell expansion platform to create therapies with the potential to redefine standards of care in areas of serious medical need. While cell therapies have the potential to address a variety of diseases, they are limited by availability of donor cells, matching a donor to the patient, and the decline in donor cell functionality when expanding the cells to achieve a therapeutic dose. We have leveraged our NAM platform, or nicotinamide cell expansion technology platform to develop a pipeline of product candidates designed to address the limitations of cell therapies. Our proprietary technology allows for the proliferation of donor cells while maintaining the cells’ functional therapeutic characteristics, providing a treatment alternative for patients.

Our most advanced product candidate, omidubicel, is an investigational advanced cell therapy designed to expand the life-saving benefits of hematopoietic stem cell transplant, or HSCT. In May 2020, we reported positive topline data from our pivotal Phase 3 clinical study of omidubicel in 125 patients with various hematologic malignancies. In October 2020, we reported achievement of all three of the prespecified secondary endpoints of the clinical trial, analyzed in all randomized patients. These secondary endpoints were the proportion of patients who achieved platelet engraftment by day 42, the proportion of patients with grade 2 or grade 3 bacterial or invasive fungal infections in the first 100 days following transplant, and the number of days alive and out of the hospital in the first 100 days following transplant. All three secondary endpoints demonstrated statistical significance in an intent-to-treat analysis. In our Phase 1/2 clinical study, patients who were transplanted with omidubicel achieved rapid engraftment and immune reconstitution, which are key indicators of clinical benefits. Based on the recently reported Phase 3 clinical study, we plan to submit the full Biologics License Application, or BLA, to the FDA in the fourth quarter of 2021.

In addition, we have applied our NAM cell expansion technology to natural killer, or NK, cells, to develop our product candidate, GDA-201, an investigational, NK cell-based immunotherapy for the treatment of hematologic and solid tumors in combination with standard of care antibody therapies. GDA-201 is currently being evaluated in a Phase 1/2 investigator-sponsored trial for the treatment of relapsed or refractory non-Hodgkin lymphoma, or NHL, and multiple myeloma, or MM. Data from the trial demonstrate that GDA-201 was well-tolerated and no dose-limiting toxicities were observed in 19 patients with NHL and 16 patients with MM. The data show that therapy using GDA-201 with monoclonal antibodies demonstrated significant clinical activity in heavily pretreated patients with advanced NHL. Of the 19 patients with NHL, 13 complete responses and one partial response were observed, with an overall response rate of 74% and a complete response rate of 68%. We intend to submit an investigational new drug application for GDA-201 and initiate a Phase 1/2 study in NHL in 2021.

We have incurred significant net losses since our formation in 1998. Our net losses were $72.7 million, $34.4 million and $52.9 million for the years ended December 31, 2020, 2019, and 2018, respectively. As of December 31, 2020, our accumulated deficit was $276.3 million. We expect to continue to incur losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We expect that our expenses will increase substantially in connection with our ongoing activities as we:

●	file a BLA seeking regulatory approval for omidubicel;

●	establish a sales, marketing and distribution infrastructure and scale up manufacturing capabilities to commercialize omidubicel upon obtaining regulatory approval;

●	initiate our planned Phase 1/2 clinical trial of GDA-201 in patients with NHL;

●	continue the preclinical development of our other product candidates;

●	maintain, expand and protect our intellectual property portfolio;

●	add equipment and physical infrastructure to support our research and development and commercialization efforts;

●	hire additional clinical development, regulatory, commercial, quality control and manufacturing personnel; and

●	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization.

Although we completed two equity financing transactions in 2020, we will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and, if any of our product candidates are approved, proceed to commercialization. Adequate funding may not be available to us on acceptable terms, or at all.

To continue to fund our operations, we expect to continue to raise capital. We may obtain additional financing in the future through the issuance of our ordinary shares, through other equity or debt financings or through collaborations or partnerships with other companies. We may not be able to raise additional capital on terms acceptable to us, or at all, and any failure to raise capital as and when needed could compromise our ability to execute on our business plan. Although it is difficult to predict future liquidity requirements, we believe that our current total existing funds will be sufficient to fund our operations through the second half of 2022. However, our ability to successfully transition to profitability will be dependent upon achieving a level of revenue adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

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

Through December 31, 2020, we have received grants of approximately $39.6 million in the aggregate of which $38.9 million is royalty-bearing grants, and $0.7 million is non-royalty-bearing grants from the Israeli Innovation Authority, including Bereshit Consortium, sponsored by IIA or the IIA, for research and development funding. Pursuant to the terms of the grants, we are obligated to pay the IIA royalties, at the rate of between 3% to 4% on all our revenue, up to a limit of 100% of the amounts of the U.S. dollar-linked grants received, plus annual interest calculated at a rate based on 12-month LIBOR. We have not paid any royalties to the IIA to date. The Bereshit Consortium program does not require payments of royalties to the IIA, but all other restrictions under the Innovation Law, such as local manufacturing obligations and know-how transfer limitations, as further detailed hereunder, are applicable to the know how developed by us with the funding received in such consortium program.

The United Kingdom’s, Financial Conduct Authority, which regulates the London Interbank Offered Rate, or LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA.

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

We anticipate that our commercial activities will increase in the future following potential approval of our planned BLA submission for omidubicel as we will increase our commercial headcount and infrastructure to support our commercialization efforts.

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

Finance income (expenses), net

Finance income (expenses), net, is calculated by subtracting our financing expense from our financing income, and adding or subtracting the gain or loss, as applicable, that we have realized due to revaluation at fair value of warrants and the IIA royalty-bearing grants liability, offset by interest income from deposits and available-for-sale financial assets.

Income taxes

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $175.1 million (including capital losses of $0.5 million) as of December 31, 2020, in addition, the US subsidiary has net operating losses carryforward of $9.0 million for the federal tax purposes as of December 31, 2020. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the unused tax losses can be utilized. As of December 31, 2020, we did not recognize deferred tax assets for carryforward losses because their utilization in the foreseeable future is not probable.

Analysis of Results of Operations

Comparison of the years ended December 31, 2020 and 2019

The following table summarizes our results of operations for the years ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019
	(in thousands)

Operating Expenses
Research and development expenses, net (1)	$41,385	31,462
Commercial activities	8,748	4,692
General and administrative expenses (1)	12,167	12,091
Operating loss	62,300	48,245
Financial expenses (income), net	10,404	(13,824)
Loss before taxes on income (tax benefit)	72,704	34,421
Taxes on income (tax benefit)		(70)
Net loss	$72,704	34,351

(1)	Includes share-based compensation expense as follows:

	Year ended December 31,
	2020	2019
	(in thousands)

Research and development, net	$1,185	1,600
Commercial activities	230	879
General and administrative expenses	1,449	2,389
Total share-based compensation	$2,864	4,868

Research and development expenses

Research and development expenses increased by approximately $9.9 million to $41.4 million in the year ended December 31, 2020 from $31.5 million in the year ended December 31, 2019. The increase was attributable mainly to a $7.6 million increase in clinical activities relating to conclude of our Phase 3 clinical trial and advancing GDA 201 clinical program and an increase of $2.3 million in salaries and benefits, consisting primarily of additional headcount focused on clinical development.

Commercial activities

Our commercial activities increased by approximately $4.0 million to $8.7 million in the year ended December 31, 2020 from $4.7 million in the year ended December 31, 2019. The increase was attributable mainly to $3.5 million increase in professional services and other expense and of $0.5 million increase of salaries and benefits resulting from the increased headcount.

General and administrative expenses

General and administrative expenses increased by approximately $0.1 million to $12.2 million in the year ended December 31, 2020, up from $12.1 million in the year ended December 31, 2019. The increase was attributable mainly to a $1.5 million increase in professional services expenses related to general company growth and offset by decrease of $1.4 million decrease in non-cash benefits and travel expenses.

Finance expenses, net

Finance expenses (income), net, increased by approximately $24.2 million to $10.4 million expenses in the year ended December 31, 2020, compared to $13.8 million income in the year ended December 31, 2019. The increase was primarily due to $22.7 million non-cash expenses resulting from revaluation of warrants to shareholders, a decrease of $1.0 million in interest income and increase of $0.5 million in non-cash revaluation expenses of the Israeli Innovation Authority royalty-bearing grant liability.

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

Grant Date	Amount Granted	Type of Shares
November 17, 2020	271,500	Ordinary Shares
August 31, 2020	600,000	Ordinary Shares
April 24, 2020	35,000	Ordinary Shares
February 24, 2020	501,200	Ordinary Shares
January 12, 2020	85,000	Ordinary Shares
November 12, 2019	62,000	Ordinary Shares
July 8, 2019	183,500	Ordinary Shares
June 4, 2019	138,000	Ordinary Shares
March 14, 2019	316,800	Ordinary Shares
January 7, 2019	90,000	Ordinary Shares
October 30, 2018	65,000	Ordinary Shares
July 23, 2018	90,000	Ordinary Shares
July 20, 2018	195,056	Ordinary Shares
May 14, 2018	401,921	Ordinary Shares
December 28, 2017	606,574	Ordinary Shares
November 16, 2017	416,574	Ordinary Shares
March 2, 2017	134,800	Ordinary Shares
March 2, 2017	178,067	Ordinary C Shares

Prior to our IPO, the fair value of our ordinary shares was determined by our management with the assistance of an appraiser and was determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. For options granted after our IPO, the fair value of our ordinary shares is determined as the closing price of our ordinary shares as reported on The Nasdaq Global Market on the grant date. The assumptions used in our valuation model are based on future expectations combined with management’s judgment, and considered a number of objective, complex and subjective factors to determine the best estimate of the fair value of our ordinary shares, including contemporaneous and retrospective valuations of our ordinary shares performed by an unrelated valuation specialist, valuations of comparable peer companies, operating and financial performance, the lack of liquidity of our share capital, and general and industry specific economic outlook. Based on the fair value of our ordinary shares as of December 31, 2020 and December 31, 2019, the intrinsic value of the awards outstanding as of December 31, 2020 and December 31, 2019 was $10.8 million and $3.8 million, respectively.

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

As of December 31, 2020, we estimated the fair value of these warrants using a Black-Scholes option pricing model, which is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables are estimated as follows:

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

Recent Accounting Pronouncements

See note 4 of the accompanying audited consolidated financial statements for the year ended December 31, 2020.

Internal Control over Financial Reporting

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of our ordinary shares. Pursuant to Section 404 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have completed the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. Based on this process, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2020.

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

B. Liquidity and Capital Resources.

Sources of Liquidity

Since our inception, we have incurred losses and negative cash flows from our operations. For the years ended December 31, 2020, December 31, 2019 and December 31, 2018, we incurred a net loss of $72.7 million, $34.4 million, and $52.9 million, respectively, and net cash of $48.6 million, $37.9 million, and $26.4 million respectively, was used in our operating activities. As of December 31, 2020, December 31, 2019, and December 31, 2018, we had working capital of $108.4 million, $45.3 million and $55.5 million, respectively, and an accumulated deficit of $276.3 million, $203.6 million and $169.2 million, respectively. Our principal sources of liquidity as of December 31, 2020, December 31, 2019 and December 31, 2018, consisted of cash and cash equivalents, available-for-sale financial assets and short-term deposits of $127.2 million, $55.4 million and $60.7 million, respectively.

Capital Resources

Overview

Through December 31, 2020, we have financed our operations primarily through private placements and public offerings of equity securities and through the grants received from the IIA.

Cash flows

The following table summarizes our statement of cash flows for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
	(in thousands)
Net cash provided by (used in)
Operating activities	$(48,627)	(37,930)	(26,426)
Investing activities	1,589	3,666	(2,751)
Financing activities	132,380	35,729	48,093

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

Net cash used in operating activities was $48.6 million during the year ended December 31, 2020, compared to $37.9 million used in operating activities during the year ended December 31, 2019. The $10.7 million increase in cash used was attributable primarily due to an increase in our cash burn rate.

Net cash provided by (used in) investing activities

Net cash provided by investing activities was $1.6 million during the year ended December 31, 2020, compared to $3.7 million used in investing activities during the year ended December 31, 2019. The $2.1 million decrease is primarily related to decrease of $10.8 million of proceeds from maturity and purchase of Marketable securities and changes in bank deposits, offset, in part, by an increase of $8.7 million from the purchase of property and equipment.

Net cash provided by financing activities

Net cash provided by financing activities was $132.4 million during the year ended December 31, 2020, compared to $35.7 million during the year ended December 31, 2019. The $96.7 million increase is primarily related to net proceeds of $133.3 million from the issuance of shares from our 2020 follow on offerings, compared to $37.1 million from our follow on offering in 2019.

Funding Requirements

We believe that our existing funds will enable us to fund our operating expenses and capital expenditure requirements through the second half of 2022. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the progress of submission of our BLA for omidubicel;

●	the progress, timing and completion of preclinical studies and clinical trials for omidubicel, GDA-201 or any of our other product candidates;

●	the costs related to obtaining regulatory approval for omidubicel and any of our other product candidates, and any delays we may encounter as a result of regulatory requirements or adverse clinical trial results with respect to any of these product candidates;

●	selling, marketing and patent-related activities undertaken in connection with the commercialization of omidubicel and any of our other product candidates, and costs involved in the development of an effective sales and marketing organization

●	the costs involved in filing and prosecuting patent applications and obtaining, maintaining and enforcing patents or defending against claims or infringements raised by third parties, and license royalties or other amounts we may be required to pay to obtain rights to third-party intellectual property rights; and

●	establishing a sales, marketing and distribution infrastructure and scale up manufacturing capabilities to commercialize any products for which we obtain regulatory approval.

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

E. Off-balance sheet arrangements.

As of December 31, 2020, and as of the date of this annual report on Form 20-F and during the periods presented, we do not and did not, respectively, have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations.

Our known contractual obligations as of December 31, 2020 are summarized in the following table. The obligations detailed below do not include grants received from the IIA pursuant to which we will owe royalties upon commercialization of our product candidates. As of December 31, 2020, the royalty amount payable under these funding arrangements is $39.6 million, including interest of $6.6 million.

	Payments due by period
	Less than 1 Year	2 to 5 Years	Over 5 Years	Total
	(in thousands)

Operating lease obligations (1)	$2,363	$4,650	$1,304	$$8,317

(1)	Operating lease obligations consist of our real estate lease agreements, which consist of the office building in Jerusalem, Israel, a manufacturing facility in Kiryat Gat, Israel, and a production area in Hadassah, Israel and leased cars.

G. Safe Harbor.

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Note Regarding Forward-Looking Statements.”

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The table below sets forth our directors and executive officers as of February 26, 2021. The business address for each of our executive officers and directors is c/o 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340, Israel.

Name	Age	Position
Dr. Julian Adams	66	Director and Chief Executive Officer
Shai Lankry	44	Chief Financial Officer
Joshua Hamermesh	48	Chief Business Officer
Michele Korfin	49	Chief Operating and Chief Commercial Officer
Dr. Tracey Lodie	51	Chief Scientific Officer
Dr. Ronit Simantov	56	Chief Medical Officer
Jas Uppal	53	Chief Regulatory and Quality Officer
Robert I. Blum*	57	Chairman of the Board of Directors
Ofer Gonen*	47	Director
Shawn C. Tomasello*	62	Director
Kenneth I. Moch*	66	Director
Dr. Michael S. Perry*	61	Director
Stephen T. Wills	63	Director
Nurit Benjamini*	54	Director
David Fox*	63	Director

*	Non-management director

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

Michele Korfin has served as our Chief Operating and Chief Commercial Officer since August 2020. Prior to joining Gamida Cell, Ms. Korfin served as chief operating officer at TYME Technologies from 2018-2020. From 2016-2018, she was vice president of market access at Kite Pharma, where she oversaw the market access strategy, including payer relations, reimbursement and government affairs for Yescarta®, the first approved CAR-T therapy in lymphoma. She also worked closely with the manufacturing and supply chain teams at Kite to prepare for FDA approval and commercialization. Before joining Kite, Ms. Korfin spent more than a decade at Celgene in a variety of key strategic and operational roles, including commercial leadership roles and overseeing the global development programs for REVLIMID® in lymphoma and chronic lymphocytic leukemia. She also led the Celgene oncology sales force of over 120 representatives, responsible for ABRAXANE®, which is now a standard of care in pancreatic cancer. Ms. Korfin has also held prior positions at Merck & Co as a manufacturing scientist, Bain & Company as a consultant and Schering-Plough in sales and marketing. Ms. Korfin holds an M.B.A. from Harvard Business School and a B.S. in Pharmacy from Rutgers University. She is a Registered Pharmacist in New Jersey. She is also on the Board of Trustees of BioNJ, the organization that represents the biotechnology industry for New Jersey.

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

Jas Uppal, Ph.D. has served as our Chief Regulatory and Quality Officer since January 2020. Dr. Uppal brings more than 30 years of global experience in the pharmaceutical industry, including expertise in hematology, immunology and neurology. During her career, she has played key roles in building regulatory organizations and leading multiple successful product launches. In 2019, Dr. Uppal served as a consultant to AgenTus Therapeutics, leading their clinical and regulatory start-up activities for development of two allogeneic and autologous cell therapy products for the treatment of hematological malignancies. From 2017 to 2019 Dr. Uppal served as Vice President, Global Head of Regulatory Affairs of Oncology, Endocrinology and Rare Diseases at Ipsen Biopharmaceuticals, where she held worldwide responsibility for Ipsen’s oncology, endocrinology and rare diseases portfolio. In this role, she led all areas of product development and managed a team of regulatory professionals. Prior to Ipsen, from 2015 to 2017 she served as Vice President, Global Head of Regulatory Affairs at Karyopharm Therapeutics, where she was responsible for developing a global regulatory strategy and approach for multiple Phase 2 and Phase 3 programs in development to treat hematological malignancies and solid tumors. Earlier in her career, Dr. Uppal held several regulatory-related positions over the course of 12 years at Biogen Idec (now Biogen) that culminated in her role as Head of Global Emerging Markets and Head of Neurology for International Markets. Dr. Uppal has participated in over 100 new drug approvals worldwide and has more than 30 publications in peer reviewed journals. Dr. Uppal received her B.Sc. degree in Biochemistry from Queen Mary, University of London and a Ph.D. in Biochemistry from Kings College, University of London.

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

Ofer Gonen has served as a member of our board of directors since January 2015. Mr. Gonen is the Chief Executive Officer at CBI (TASE:CBI) since 2017, managing the company’s life science investments and business development in both the US and Israel. Previously, Mr. Gonen served as the Vice President of CBI from 2003-2015. Mr. Gonen serves as a Board Member of several portfolio companies, including Gamida Cell (Nasdaq: GMDA) and MediWound (Nasdaq: MDWD). Prior to joining CBI, Ofer was the General Manager of Biomedical Investments Ltd., a partner at Arte Venture Group, as well as a technology consultant to various Israeli venture capital funds. Mr. Gonen gained extensive experience in R&D and management of defense-oriented projects within the prestigious “Talpiot” program of the Israeli Defence Forces, for which he was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem, and an M.A. in Economics and Finance from Tel

Shawn Tomasello, has served on our board of directors since June 2019. Ms. Tomasello served from 2015 to 2018 as the Chief Commercial Officer of Kite Pharma, Inc., a company engaged in the development of cancer immunotherapy products. Prior to joining Kite Pharma (now, a part of Gilead Sciences, Inc.), from 2014 to 2015 Ms. Tomasello served as the Chief Commercial Officer of Pharmacyclics Inc. (Nasdaq: PCYC), a pharmaceutical manufacturer acquired by Abbvie, Inc. From April 2005 to August 2014, Ms. Tomasello was employed at Celgene Corporation (Nasdaq: CELG), initially as the Vice President, Sales and Training, and then as President of the Americas, Hematology and Oncology, where she was responsible for all aspects of the commercial organization encompassing multiple brands spanning 11 indications. Prior to joining Celgene Corporation, Ms. Tomasello was with Genentech, Inc. (formerly NYSE: DNA) from 1989 through 2005. Her last position at Genentech was National Director, Hematology Franchise (Rituxan®) from early 2003 to April 2005. Ms. Tomasello serves on the board of directors of Urogen Pharma Ltd. (NASDAQ: URGN), Mesoblast Limited (ASX:MSB), Centrexion Therapeutics, TCR2, and 4DMT. Ms. Tomasello earned her B.S. in Marketing from the University of Cincinnati and her M.B.A. from Murray State University, KY.

Kenneth I. Moch has served on our board since July 2016. From 2016 to 2020, Mr. Moch served as the president and chief executive officer of Cognition Therapeutics, Inc, a company developing therapies for Alzheimer’s disease. He previously was the managing partner of The Salutramed Group, LLC, where he provided strategic and tactical counsel to the biotechnology and pharmaceutical industries, and president of Euclidian Life Sciences Advisors, a strategic advisory firm for life sciences companies. From April 2010 to April 2014, he served as president and chief executive officer, and as a director, of Chimerix, Inc., an antiviral therapeutics company focused on stem cell transplantation, having joined as chief operating officer in June 2009. Previously, he was president and chief executive officer of three life science companies — BioMedical Enterprises, Inc., Alteon, Inc., and Biocyte Corporation, where he pioneered the use of cord blood stem cell storage and transplantation —  and was a co-founder and vice president of The Liposome Company, Inc. He also served as managing director of Healthcare Investment Banking at ThinkEquity Partners and as a management consultant with McKinsey & Company. Mr. Moch has served as a director of Zynerba Pharmaceuticals (NASDAQ: ZYNE) since August 2015. In the public policy arena, Mr. Moch served for over a decade as a member of the Governing Board of the Biotechnology Innovation Organization (BIO), serving as chair of BIO’s Bioethics Committee, and previously served as chairman of BioNJ, New Jersey’s biotechnology trade organization. He is a Faculty Affiliate of the Division of Medical Ethics at the NYU School of Medicine. Mr. Moch holds an A.B. in Biochemistry from Princeton University and an M.B.A. with emphasis in Finance and Marketing from the Stanford Graduate School of Business.

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

Nurit Benjamini has served on our board of directors since January 2019. Ms. Benjamini currently serves as Chief Financial Officer of Crazy Labs Ltd., a company that provides mobile content, since December 2013. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com (Nasdaq: WIX); from 2007 to 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd., now Sigma Designs Israel Ltd., a subsidiary of Sigma Designs Inc. (Nasdaq: SIGM), and from 2000 to 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Ms. Benjamini currently serves as the chairperson of the audit committee, and on the board of directors of Caesarstone Ltd. (Nasdaq: CSTE), as an external director of BiolineRx Ltd. (Nasdaq: BLRX), and as the chairperson of its audit and compensation committees, and on the board of directors of Allot Ltd. (NASDAQ: ALLT), and as the chairperson of its audit committee. Ms. Benjamini earned a B.A. degree in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

David Fox has served on our board of directors since July 2020. Mr. Fox was a member of the Global Executive Management Committee of Kirkland & Ellis and a senior partner until 2019. During this time, he played a pivotal role in the leadership, culture and success of the firm. Prior to that, Mr. Fox spent 25 years with Skadden Arps where he was a member of its top governing committee and one of the firm’s most senior partners. Mr. Fox has been the recipient of numerous industry recognitions, including The Deal’s inaugural “M&A Lifetime Achievement” award, and has been consistently ranked among the top tier for M&A and corporate governance in all of the major legal directories. Mr. Fox is a director of Atlas Crest Corporation (which he is expected to leave upon the closing of the merger between Atlas Crest and Archer Aviation), Atlas Crest Corporation II, Atrium European Real Estate Limited, Israel Discount Bank of New York and MediWound, Ltd. He is also a member of the board of directors at the Park Avenue Armory and an advisory member of the board of New Alternatives for Children. In addition, Mr. Fox is on the executive committee of the board of governors and an honorary fellow of the Hebrew University, Jerusalem. Mr. Fox holds a degree from Hebrew University of Jerusalem School of Law, LL.B.

B. Compensation.

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, share-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2020, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our director and officer liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Individual Covered Executive Compensation

Name and Principal Position(1)	Salary(2)	Bonus	Share-based Compensation(3)	All other compensation(4)	Total
	In thousands USD
Dr. Julian Adams - Director and Chief Executive Officer	532	155	804	31	1,522
Dr. Ronit Simantov - Chief Medical Officer	390	120	269	50	829
Joshua Hamermesh - Chief Business Officer	369	88	244	37	738
Shai Lankry - Chief Financial Officer	253	53	313	19	638
Jas Uppal – Chief Regulatory and Quality Officer	453		163	34	650

(1)	All Covered Executives were employed on a full time (100%) basis during their term of employment in 2020.

(2)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3)	Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2020, based on the option’s fair value, calculated in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 11 to our consolidated financial statements.

(4)	Includes leased car expenses, medical and other insurances, and 401K company contribution.

Compensation of Executive Officers and Directors as a Group

The aggregate compensation paid by us to our executive officers and directors for the year ended December 31, 2020, was approximately $6.7 million, including share-based compensation expenses of approximately $2.4 million. This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

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

Equity Compensation Plans

Employee Share and Option Plan (1998)

In 1998, our board of directors adopted our Employee Share and Option Plan (1998), or the 1998 Plan. There are currently no options outstanding or options available for issuance under the 1998 Plan. There are currently 30,359 ordinary shares, which resulted from the exercise of certain options granted under the 1998 Plan, held in trust in favor of the employees who exercised such options. The 1998 Plan remains in effect in order to allow our employees to enjoy certain tax benefits under Israeli tax law.

2014 Israeli Share Incentive Plan

In November 2014 and December 2014, respectively, our board of directors adopted and our shareholders approved our 2014 Israeli Share Incentive Plan, or the 2014 Plan. The 2014 Plan replaced our 2003 Plan. We are no longer granting options under the 2014 Plan because it was superseded by our 2017 Share Incentive Plan, or the 2017 Plan, although previously granted awards remain outstanding. The Ordinary C shares were converted into ordinary shares in connection with our initial public offering. As of December 31, 2020, we had options to purchase 220,987 Ordinary Shares outstanding under the 2014 Plan with a weighted-average exercise price of $0.25.

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

2017 Share Incentive Plan

In January 2017 and February 2017, respectively, our board of directors adopted and our shareholders approved our 2017 Plan. The 2017 Plan replaced our 2014 Plan. We are no longer granting options under the 2014 Plan because it was superseded by the 2017 Plan, although previously granted awards remain outstanding. As of December 31, 2020, we had options to purchase 3,671,895 ordinary shares outstanding under the 2017 Plan with a weighted-average exercise price of $5.44.

As of December 31, 2020, our 2017 Plan, as amended, has up to 948,028 ordinary shares available for issuance under the 2017 Plan. The 2017 Plan, as amended, also contains an “evergreen” provision, which provides for an automatic allotment of ordinary shares to be added every year to the pool of ordinary shares available for grant under the 2017 Plan. Under the evergreen provision, on January 1 of each year (beginning January 1, 2020), the number of ordinary shares available under the 2017 Plan automatically increases by the lesser of the following: (i) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year; and (ii) an amount determined in advance of January 1 by the board.

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

As of December 31, 2020, outstanding awards under our Equity Incentive Plans totaled 3,892,882 ordinary shares and an additional 948,028 awards were available for grant. Of the 3,892,882 outstanding options, options to purchase 3,388,934 ordinary shares were vested as of December 31, 2020, with a weighted average exercise price of $3.03 per share, and will expire between January 18, 2022 and November 16, 2030.

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

Our directors are divided among the three classes as follows:

(i) the Class I directors are Shawn C. Tomasello, Stephen T. Willis and David Fox, and their terms will expire at the annual general meeting of the shareholders to be held in 2022 and when their successors are elected and qualified;

(ii) the Class II directors are Kenneth I. Moch, Dr. Michael S. Perry and Nurit Benjamini, and their terms will expire at the annual general meeting of the shareholders to be held in 2023 and when their successors are elected and qualified; and

(iii) the Class III directors are Robert I. Blum, Dr. Julian Adams and Ofer Gonen, and their terms will expire at the annual general meeting of the shareholders to be held in 2021 and when their successors are elected and qualified.

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

Under the Companies Law, the chief executive officer of a public company may not serve as the chairman of the board of directors of the company unless approved by the holders of a majority of the shares of the company represented at the meeting in person or by proxy or written ballot, for a period that shall not exceed three years for each shareholder approval, provided that:

●	at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

●	the total number of shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted against the proposal does not exceed 2% of the aggregate voting rights in the company.

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

Observers

Novartis Pharma A.G., or Novartis, has the right to appoint a non-voting observer to our board of directors, or an Observer, subject to them holding at least 4% of our issued and outstanding share capital.

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

Compensation and talent committee

Under the Companies Law, the board of directors of any public company must appoint a compensation committee. Our compensation and talent committee, which consists of Ofer Gonen, Stephen T. Wills , Kenneth I. Moch and Shawn C. Tomasello, assists our board of directors in determining compensation for our directors and officers, and in fulfilling its responsibilities to ensure processes and programs are in place to attract, motivate, reward and retain top talent to the Company's executive officer ranks. Mr. Moch serves as Chairman of the committee. Our board of directors has determined that each member of our compensation and talent committee is independent under the Nasdaq Rules, including the additional independence requirements applicable to the members of a compensation committee.

In accordance with the Companies Law, the roles of the compensation and talent committee are, among others, as follows:

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

Our board of directors has adopted a compensation and talent committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Rules, which include among others:

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

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation and talent committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

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

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Robert Blum, Ofer Gonen and David Fox. The function of the nominating and corporate governance committee is described in the approved charter of the committee, and includes responsibility for identifying individuals qualified to become board members and recommending that the board of directors consider the director nominees for election at the general meeting of shareholders. The nominating and corporate governance committee is also responsible for developing and recommending to the board of directors a set of corporate governance guidelines applicable to the company, periodically reviewing such guidelines and recommending any changes thereto.

Science and technology committee

In July 2020, the board of directors formed a science technology committee, which consists of Drs. Julian Adams and Michael S. Perry. Dr. Perry serves as Chairman of the committee. The function of the science and technology committee is described in the approved charter of the committee, and includes the review of Company matters relating to scientific and technologic capabilities and programs, reporting to the Board regarding such review to help facilitate Board oversight of the Company’s scientific strategic direction and investment in research and development and technology. The Committee also discussed significant emerging trends and issues in science and technology and considers the potential impact thereof on the Company.

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

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See “Item 6. Directors, Senior Management and Employees—C. Board Practices — Audit committee—Approval of transactions with related parties” for a definition of controlling shareholder. Unless exempted under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, which includes transactions for the provision of services by a controlling shareholder or his or her relative, whether directly or indirectly, including through a company controlled by such controlling shareholder, and if such controlling shareholder or relative thereof is an office holder in the company, any transactions regarding his or her terms of office, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements, which we refer to as a Special Majority:

●	at least a majority of the shares held by shareholders who do not have a personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who do not have a personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

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

Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

●	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

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

D. Employees.

As of December 31, 2020, we had 110 full-time employees and 2 part-time employees, 91 of whom are based in Israel and 21 of whom are based in the United States. Of these employees, 90 are primarily engaged in research and development activities and 22 are primarily engaged in general and administrative and commercial matters. A total of 10 employees have an M.D. or Ph.D. degree. None of our employees is represented by a labor union. We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

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

Share Option Plans

For information on our see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Compensation Plans.”

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 26, 2021 by:

●	each of our directors and executive officers;

●	all of executive officers and directors as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of February 26, 2021, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 59,200,153 ordinary shares outstanding as of February 26, 2021.

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

As of February 26, 2021(1)
	Ordinary Shares	%
Holders of more than 5% of our voting securities:

Access Industries.(2)	9,903,600	16.7%
Fidelity Management & Research Company LLC(3)	5,675,781	9.6%
Novartis Pharma A.G.(4)	5,194,054	8.6%
Consonance Capital Management LP(5)	3,287,745	5.6%

Directors and executive officers who are not 5% holders:

Dr. Julian Adams	*	-%
Shai Lankry	*	-%
Josh Hamermesh	*	-%
Michele Korfin	*	-%
Tracey Lodie	*	-%
Dr. Ronit Simantov	*	-%
Dr. Jas Uppal	*	-%
Robert I. Blum	*	-%
Ofer Gonen	*	-%
Shawn Tomasello	*	-%
Kenneth I. Moch	*	-%
Michael S. Perry	*	-%
Stephen Wills	*	-%
Nurit Benjamini	*	-%
David Fox	*	-%

All directors and executive officers as a group (15 persons)(6)	1,503,597	2.5%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	The percentages shown are based on 59,200,153 ordinary shares issued and outstanding as of February 26, 2021.

(2)	Consists of: (i) 1,507,369 ordinary shares and 160,743 ordinary shares issuable upon exercise of outstanding warrants held by Clal Biotechnology Industries Ltd., or CBI; (ii) 1,374,377 ordinary shares held by Bio Medical Investment (1997) Ltd., or Bio Medical, a wholly owned subsidiary of CBI; (iii) 3,750,000 ordinary shares by AI Gamida Holdings LLC and (iv) 3,111,111 ordinary shares held by AI biotechnology LLC. Clal Industries Ltd. owns 47% of the outstanding shares of, and controls, CBI. Clal Industries Ltd. is wholly owned by Access AI Ltd., which is owned by AI Diversified Holdings S.à r.l., which is owned by AI Diversified Parent S.à r.l., which is owned by AI Diversified Holdings Limited (“AIDH Limited”). AIDH Limited is controlled by AI SMS L.P (“AI SMS”). Access Industries Holdings LLC (“AIH”) owns a majority of the equity of AI SMS, and Access Industries, LLC (“LLC”), holds a majority of the outstanding voting interests in AIH. Access Industries Management, LLC (“AIM”) controls LLC and AIH, and Len Blavatnik controls AIM. AIM controls AIH LLC and Len Blavatnik controls AIM. The address of each of Clal Industries Ltd., CBI and Bio Medical is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of each of foregoing other than Bio Medical, CBI, and Clal Industries Ltd. is 730 Fifth Avenue, 20th Floor, New York, NY 10019.

(3)	Consists of 5,675,781 ordinary shares. The principal address of Fidelity Management & Research Company LLC is 245 Summer Street, Boston, MA, 02210.

(4)	Consists of 4,336,759 ordinary shares and 857,295 ordinary shares issuable upon exercise of outstanding warrants. The principal address of Novartis A.G. is Lichtstrasse 35 4056 Basel, Switzerland.

(5)	Consists of 3,287,745 ordinary shares. The principal address of Consonance Capital Management LP is 1370 Avenue of the Americas, New York, NY, 10019.

(6)	Consists of options to purchase 1,503,597 ordinary shares, which are currently exercisable or will become exercisable within 60 days of February 25, 2020.

Record Holders

As of February 26, 2021, our ordinary shares were held by 20 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 26, 2021, 3 registered holders were U.S. domiciled holders and held approximately 0.27% of our outstanding ordinary shares.

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been the increase in the percentage of ownership held by Fidelity Management & Research and Consonance Capital Management, L.P above 5% in 2019 and 2020 accordingly, and the decreases in the percentage of ownership held by Smartmix Limited, Elbit Cord Blood Limited Partnership, Shavit Capital Funds and Israel HealthCare Ventures 2 LP Incorporated below 5% in 2020.

B. Related Party Transactions.

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions since January 1, 2020, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 10% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Agreements and Arrangements with Directors and Executive Officers

Each of the Company’s non-executive directors is entitled to the following payments, which are paid in arrears, in quarterly installments: (i) an annual fee of $40,000 plus VAT, if applicable, (ii) for each committee membership (other than the nominating and corporate governance committee), an additional annual fee of $10,000 plus VAT, if applicable, (iii) for nominating and corporate governance committee memberships, an additional annual fee of $4,000 plus VAT, if applicable, (iv) for chairmanship of the board of directors an additional annual fee of $20,000 plus VAT, if applicable, (v) for each chairmanship of a committee (other than the nominating and corporate governance committee), an additional annual fee of $5,000 plus VAT, if applicable and (vi) for chairmanship of the nominating and corporate governance committee, an additional annual fee of $3,500 plus VAT, if applicable. In addition, each of the Company’s non-executive directors, other than the chairman of the board of directors, shall be entitled to receive an initial grant (upon his or her first appointment to election to the Board) of options to purchase 18,000 ordinary shares of the Company, and an annual grant of options to purchase 12,000 ordinary shares of the Company, and the chairman of the board of directors shall be entitled to receive an annual grant of options to purchase 15,000 ordinary shares of the Company.

Executive Officers Employment Agreements.

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

B. Significant Changes.

No significant changes with respect to our consolidated financial statements have occurred since December 31, 2020.

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

Commercial Manufacturing Agreement

In June 2019, we entered into the Manufacturing Services Agreement, or Services Agreement with Lonza Netherlands, B.V., or Lonza, which provides for the future commercial production after potential FDA approval of omidubicel. Under the Services Agreement, Lonza will construct and dedicate production suites prior to anticipated commercial launch. Additionally, the agreement enables us to increase the number of Lonza’s dedicated production suites over time to ensure commercial supply of omidubicel.

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

As of the date of December 31, 2020, we have paid Lonza an aggregate of approximately $17.1 million pursuant to the Services Agreement.

At-the-Market Ordinary Shares Offering

On November 14, 2019, we entered into a Controlled Equity Sales Agreement under which we have the option to offer and sell our ordinary shares having an aggregate gross sales price of up to $30 million from time to time through Cantor Fitzgerald & Co. or Cantor. Pursuant to the Sales Agreement and upon delivery of notice by the Company, Cantor our ordinary shares under an “at the market offering”. From inception through to December 31, 2020 we did not sell any shares under this facility and it was suspended as of such date.

Follow-On Ordinary Shares Offerings

On May 18, 2020 we entered into an underwriting agreement with Piper Sandler & Co. and Evercore Group L.L.C., or the May Underwriting Agreement, and on May 21, 2020, we closed the related follow-on offering of our ordinary shares on the Nasdaq Global Market, which resulted in the sale of 13,333,334 ordinary shares at a public offering price of $4.50 per share, before underwriting discounts. Pursuant to the May Underwriting Agreement, the underwriters had a 30-day option to purchase up to 2,000,000 additional shares at a public offering price of $4.50 per share and exercised in full their option to purchase such shares. The exercise of the underwriters’ option closed on May 26, 2020. We received gross proceeds from the offering of approximately $69.0 million before deducting underwriting discounts and commissions and estimated offering expenses.

On December 17, 2020, we entered into an underwriting agreement with Piper Sandler & Co. and Evercore Group L.L.C., or the December Underwriting Agreement, and on December 21, 2020, we closed the related follow-on offering of our ordinary shares on the Nasdaq Global Market, which resulted in the sale of 8,125,000 ordinary shares at a public offering price of $8.00 per share, before underwriting discounts. Pursuant to the December Underwriting Agreement, the underwriters had a 30-day option to purchase up to 1,218,750 additional shares, at a public offering price of $8.00 per share and exercised in full their option to purchase such shares. We received net proceeds from the offering of approximately $74.8 million, before deducting underwriting discounts and commissions and estimated offering expenses.

Shareholders Registration Rights Agreement

We have entered into the Investors’ Rights Agreement with certain of our shareholders. As of February 26, 2021, the holders of a total of 7,218,505 of our ordinary shares, have the right to require us to register these shares under the Securities Act under specified circumstances and will have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

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

Exchangeable Senior Notes Offering

On February 15, 2021, the Company and Gamida Cell Inc., entered into a Note Purchase Agreement, or the Note Purchase Agreement, with certain funds affiliated with Highbridge Capital Management, LLC, or the Buyers, pursuant to which Gamida Cell Inc. agreed to issue and sell 5.875% exchangeable senior notes due in 2026, or the Notes, in the aggregate original principal amount of $75,000,000 to the Buyers. Gamida Cell Ltd. provided a full and unconditional guarantee of the Notes on a senior unsecured basis, or the Guarantee. The Notes and Guarantee were issued pursuant to an Indenture between Gamida Cell Ltd., Gamida Cell Inc., and Wilmington Savings Fund Society, FSB, entered into on February 16, 2021, or the Indenture. The Notes were sold at 100% of the principal amount thereof and will accrue interest payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2021, at a rate of 5.875% per year. The Notes will mature on February 15, 2026, unless earlier exchanged, redeemed or repurchased. Subject to certain limitations, the holders of the Notes can elect to exchange the Notes for our ordinary shares at an initial exchange rate of 56.3063 per $1,000 principal amount of Notes (equivalent to an exchange price of $17.76 per share). The conversion rate is subject to adjustment in certain circumstances as described in the Indenture.

Subject to certain conditions, Gamida Cell Inc. may redeem for cash all or any portion of the Notes, at its option, if the last reported sale price of our ordinary shares has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which Gamida Cell Inc. provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Holders of the Notes will have the right, at their option, to require Gamida Cell Inc. to purchase their Notes if a fundamental change (as defined in the Indenture) occurs, in each case, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

Subject to certain exceptions and qualifications, the Indenture governing the Notes restricts the ability of the Company, Gamida Cell Inc. and the Company’s other subsidiaries’ to, among other things, (i) pay dividends or make other payments or distributions on capital stock, or purchase, redeem, defease or otherwise acquire or retire for value any capital stock, (ii) incur indebtedness or issue preferred stock, other than certain forms of permitted debt, (iii) sell assets or dispose of certain material assets, (iv) enter into certain transactions with affiliates or (v) merge, consolidate or sell all or substantially all assets. The Indenture also requires Gamida Cell Inc. to make an offer to repurchase the Notes upon the occurrence of certain asset sales or disposition of certain material assets.

The Indenture governing the Notes provides that a number of events will constitute an event of default, including, among other things, (i) a failure to pay interest or additional amounts for 30 days, (ii) failure to pay the principal of the notes when due at maturity, upon redemption, upon any required repurchase, upon declaration of acceleration or otherwise, (iii) Gamida Cell Inc.’s failure to comply with its obligation to exchange the Notes in accordance with the Indenture upon a holder’s exercise of its exchange right, (iv) not issuing certain notices required by the Indenture within a timely manner, (v) failure to comply with the other covenants or agreements in the Notes or the Indenture, (vi) a default or other failure by the Company, Gamida Cell Inc. or the Company’s significant subsidiaries (as defined in the Indenture) to make required payments under their other indebtedness having an outstanding principal amount of $10.0 million or more, (vii) failure by the Company, Gamida Cell Inc. or the Company’s significant subsidiaries to pay final judgments aggregating in excess of $20.0 million, and (viii) certain events of bankruptcy or insolvency.

In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to the Company or Gamida Cell Inc., all outstanding Notes will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

On February 16, 2021, we also entered into a Registration Rights Agreement with Gamida Cell Inc. and the Buyers, pursuant to which the Buyers had the right to require us to register the ordinary shares that are issuable upon exchange of the Notes under the Securities Act under specified circumstances. On March 1, 2021 we filed a Registration Statement on Form F-3 (File No. 333-253720) registering 6,334,455 of our ordinary shares issuable upon exchange of the Notes. Subject to certain exceptions, the Buyers also have the right to include their Registrable Securities (as defined in the Registration Rights Agreement) on a registration statement filed by the Company if the Registration Statement that we filed on March 1, 2021 is not effective, if the prospectus contained therein is not available for use, and if Rule 144 under the Securities Act is not available with respect to the Notes or ordinary shares issuable upon exchange thereof.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% in 2020 tax year and thereafter. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

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

The following tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period of the cost of patents and rights to use a patent and know-how that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, commencing from the tax year where the Industrial Enterprise began to use them;

●	under certain conditions, the right to elect to file consolidated tax returns with Israeli Industrial Companies controlled by it; and

●	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the initial public offering.

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

The Investment Law was significantly amended several times over the recent years, with the three most significant changes effective as of April 1, 2005, referred to in this annual report on Form 20-F as the 2005 Amendment, as of January 1, 2011, referred to in this annual report on Form 20-F as the 2011 Amendment, and as of January 1, 2017, referred to in this annual report on Form 20-F as the 2017 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technology Enterprises, alongside the existing tax benefits. We did not utilize any of the benefits for which we were eligible under the Investment Law prior to the 2011 Amendment, and starting in the 2017 tax year we elected to apply for the new benefits under the 2011 Amendment.

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

The classification of income generated from the provision of usage rights in know-how or software that were developed in the Preferred Enterprise, as well as royalty income received with respect to such usage, as Preferred Enterprise income is subject to the issuance if a pre-ruling from the Israel Tax Authority stipulates that such income is associated with the productive activity of the Preferred Enterprise in Israel.

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

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the recipient in advance of a valid certificate from the Israel Tax Authority allowing for reduced tax rate), and if distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

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

The Real Capital Gain derived by corporations will be generally subject to the ordinary corporate tax (23% in 2020 and thereafter).

Individual shareholders dealing in securities, or to whom such income is otherwise taxable as ordinary business income are taxed in Israel at their marginal tax rates applicable to business income (up to 47% in 2020 and thereafter).

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli resident (whether an individual or a corporation) shareholder generally may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the Company was listed for trading on Nasdaq provided, among other things (this condition will not apply to shares purchased on or after January 1, 2009), that (ii) such gains were not derived from a permanent business or business activity that the non-Israeli resident maintains in Israel, and (iii) neither such shareholders nor the particular gain are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985 (this condition will not apply to shares purchased on or after January 1, 2009). These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenue or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for an exemption). For example, the U.S.-Israel Double Tax Treaty generally exempts U.S. resident holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Double Tax Treaty, or a Treaty U.S. Resident, from Israeli capital gain tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 month period preceding such sale, subject to certain conditions; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate at the taxable year; and (iii) the capital gain from the sale, exchange or disposition was not derived through a permanent establishment that the U.S. resident maintains in Israel, (iv) the capital gains arising from such sale, exchange or disposition is not attributed to real estate located in Israel; or (v) the capital gains arising from such sale, exchange or disposition is not attributed to royalties. If any such case occurs, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the U.S.-Israel Double Tax Treaty.

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

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities on the amount of the consideration paid upon the sale of the securities at the rate of 25% in respect of an individual, or at a rate of corporate tax, in respect of a corporation (23% in 2020 and thereafter).

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the taxpayer is not obliged to pay excess tax (as further explained below); and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

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

The Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period) or 20% if the dividend is distributed from income attributed to Preferred Enterprise. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Controlling Shareholder or not), and 20% if the dividend is distributed from income attributed to a Preferred Enterprise; those rates may be subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3%, on annual income exceeding a certain threshold (NIS 651,600 for 2020 which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to income derived from dividends, interest and capital gains.

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

Based upon the value of our assets, including any goodwill, and the nature and composition of our income and assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2020. Because our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year, and will depend on the nature and composition of our income and the nature, composition and value of our assets (and because the calculation of the value of our assets may be determined in part by reference to the market value of our common shares, which may be volatile), there can be no assurance that we will not be a PFIC for the current taxable year or future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2020, and also expresses no opinion with regard to our expectations regarding our PFIC status in current or future taxable years.

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

Distributions on ordinary shares that are treated as dividends generally will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” are eligible for taxation to non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on shares that are readily tradable on an established securities market in the United States. Our ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they continue to be listed on the Nasdaq Global Market. We believe that we qualify as a resident of Israel for purposes of, and are eligible for the benefits of, the U.S. Israel Double Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Israel Double Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences,” if the U.S.-Israel Double Tax Treaty is applicable, or if our ordinary shares are readily tradable on an established securities market in the United States, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

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

Liquidity risk

We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents, available-for-sale financial assets and short-term deposits). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the clinical stage and we are therefore exposed to liquidity risk. However, we believe that our current existing cash and cash equivalents, available-for-sale financial assets and short-term deposits will enable us to fund our operating expenses and capital expenditure requirements through the second half of 2022.

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

E. Not applicable.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2020.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to the Company’s emerging growth company status which provides an exemption.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. Code of Ethics.

We have adopted a Code of Business Conduct and Ethics applicable to all our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and as required by the Nasdaq Stock Market Listing Rules, which refers to Section 406(c) of the Sarbanes-Oxley Act. Section 406(c) of the Sarbanes-Oxley Act provides that a “code of ethics” means such standards as are reasonably necessary to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the issuer; (iii) compliance with applicable governmental rules and regulation, (iv) the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code, and (v) accountability for adherence to the code.

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

ITEM 16C. Principal Accountant Fees and Services.

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm for the years ended December 31, 2020 and 2019:

	2020	2019
	(US$ in thousands)	(US$ in thousands)
Audit Fees(1)	315	392
Audit-Related Fees (2)	-	-
Tax Fees (3)	8	8
All Other Fees (4)	20	20

Total	343	420

(1)	Audit fees are the aggregate fees billed for the audit of our annual financial statements, quarterly review, statutory audits, issuance of consents and assistance with and review of documents filed with the SEC.

(2)	Audit-related fees would be assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under item (1).

(3)	Tax fees relate to tax compliance, planning and advice.

(4)	All other fees would be fees billed for services provided by our independent registered public accounting firm, with respect to government incentives and other matters.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by Kost Forer Gabbay & Kasierer during 2020 and 2019 and the fees paid for such services.

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

Nasdaq Stock Market Listing Rules and Home Country Practices

In accordance with Israeli law and practice, we follow the provisions of the Companies Law, rather than the Listing Rules of the Nasdaq Global Market, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market Listing Rules of the Nasdaq require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power of the Company, shall constitute a quorum of any general meetings of our shareholders. A proxy may be deemed to be two (2) or more shareholders pursuant to the number of Shareholders represented by the proxy holder. However, at such adjourned meeting, if the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum, but in any other case any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

●	Equity incentive plans. We adopt and approve material changes to equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. In addition, we follow Israeli corporate governance practice in lieu of Nasdaq Stock Market Listing Rule 5635(c), which requires shareholder approval prior to an issuance of securities in connection with share-based compensation of officers, directors, employees or consultants;

●	Election of directors. With the exception of directors elected by our board of directors, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market Listing Rules;

●	Periodic reports. as opposed to making periodic reports to shareholders and proxy solicitation materials available to shareholders in the manner specified by the Nasdaq Stock Market Listing Rules, the Companies Law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. We will only mail such reports to shareholders upon request; and

●	Shareholder’s approval in connection with dilutive events. We follow Israeli corporate governance practice instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company).

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

ITEM 19. Exhibits.

Exhibit		Incorporated by Reference				Filed/Furnished
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Herewith
1.1	Amended and Restated Articles of Association of the Registrant, as currently in effect	6-K	001-38716	3.1	11/1/2018
1.2	Memorandum of Association of the Registrant (unofficial English translation from Hebrew original), as amended on September 14, 2006	F-1	333-227601	3.4	9/28/2018
2.5	Description of Securities					*
4.1	Form of Indemnification Agreement	F-1/A	333-227601	10.1	10/17/2018
4.2	Employee Share and Option Plan (1998)	F-1	333-227601	10.2	9/28/2018
4.3	2014 Israeli Share Option Plan	F-1	333-227601	10.5	9/28/2018
4.4	2017 Share Incentive Plan, as amended	F-1/A	333-232302	10.6	26/6/2019
4.5	Amended and Restated Investors’ Rights Agreement, dated July 3, 2017, among the Registrant and the shareholders named therein	F-1	333-227601	10.7	9/28/2018
4.6	Lease Agreement, dated December 13, 2017, by and between the Registrant and Y.D.B. Investments Ltd. (unofficial English translation from Hebrew original)	F-1	333-227601	10.10	9/28/2018
4.7	Lease Agreement, dated March 14, 2000, as amended on June 5, 2000 and May 30, 2010, by and between the Registrant and Traub Group Investments Ltd. (formerly P.P.D. Diamonds Ltd.) (unofficial English translation from Hebrew original)	F-1	333-227601	10.11	9/28/2018
4.8	Form of Letter Agreement re: Information Rights	F-1/A	333-227601	10.12	10/17/2018
4.9	Gamida Cell Ltd. Compensation Policy, as amended					*
4.10†	Manufacturing Service Agreement, dated June 10, 2019, between the Registrant, Lonza Walkersville, Inc. and Lonza Netherlands B.V.	F-1	333-232302	10.14	!4/6/2019
4.11	Indenture dated February 16, 2021, by and among Gamida Cell Inc., Gamida Cell Ltd. and Wilmington Savings Fund Society, FSB	6-K	001-38716	4.1	2/16/2021
4.12	Form of Exchangeable Senior Note (included as an exhibit to Exhibit 4.13)	6-K	001-38716	4.2	2/16/2021
4.13	Registration Rights Agreement dated February 16, 2021, by and among Gamida Cell Inc., Gamida Cell Ltd., Highbridge Convertible Dislocation Fund, L.P., and Highbridge Tactical Credit Master Fund, L.P.	6-K	001-38716	10.2	2/16/2021
8.1	Subsidiaries of the Registrant	F-1	333-227601	21.1	9/28/2018
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of KOST, FORER, GABBAY & KASIERER, a Member of Ernst & Young Global, Independent Registered Accounting Firm					*
101.INS	XBRL Instance Document					*
101.SCH	XBRL Taxonomy Extension Schema Document					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*

†	Certain portions of this agreement have been omitted under a confidential treatment order pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GAMIDA CELL LTD.

By:	/s/ Julian Adams
Julian Adams, Ph.D.
Chief Executive Officer

Date: March 9, 2021

Gamida Cell ltd. and its subsidiary

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Gamida Cell ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of the financial position of Gamida Cell Ltd. and its subsidiary (the “Company”) and as of December 31, 2020 and 2019 and the related consolidated statements of comprehensive loss, changes in equity, and cash flows, for each of the three years ended December 31, 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of their operations and cash flows for the three years ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1d to the consolidated financial statements, the Company has suffered recurring losses from operations, negative cash flows from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1c. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

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
Tel-Aviv, Israel
March 9, 2021

GAMIDA CELL LTD. and its subsidiary

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,
	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$127,170	$41,838
Marketable securities	-	13,559
Prepaid expenses and other current assets	2,815	1,306

Total current assets	129,985	56,703

NON-CURRENT ASSETS:
Property, plant and equipment, net	18,238	6,298
Right-of-use assets	6,474	5,133
Other assets	786	641

Total non-current assets	25,498	12,072

Total assets	$155,483	$68,775

The accompanying notes are an integral part of the consolidated financial statements.

GAMIDA CELL LTD. and its subsidiary

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2019
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$6,329	$1,164
Employees and payroll accruals	4,705	3,443
Current maturities of lease liabilities	2,532	1,870
Accrued expenses and other payables	7,988	4,918

	21,554	11,395

NON-CURRENT LIABILITIES:
Liabilities presented at fair value	12,043	5,221
Employee benefit liabilities, net	768	773
Lease liability	5,378	4,101
Liability to Israel Innovation Authority (IIA)	17,003	12,302

	35,192	22,397

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 100,000,000 shares at December 31, 2020 and 2019; Issued and outstanding: 59,000,153 and 33,670,926 shares at December 31, 2020 and 2019, respectively	166	92
Share premium	375,280	238,992
Capital reserve due to actuarial loss	(441)	(541)
Reserve from financial assets measured at FVTOCI	-	4
Accumulated deficit	(276,268)	(203,564)

Total shareholders’ equity	98,737	34,983

Total liabilities and shareholders’ equity	$155,483	$68,775

The accompanying notes are an integral part of the consolidated financial statements.

GAMIDA CELL LTD. and its subsidiary

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2020	2019	2018

Operating expenses:
Research and development expenses, net	$41,385	$31,462	$22,045
Commercial activities	8,748	4,692	-
General and administrative expenses	12,167	12,091	11,599

Operating loss	62,300	48,245	33,644

Financial expenses	10,640	3,325	20,259
Financial income	(236)	(17,149)	(1,042)

Loss before taxes on income (tax benefit)	72,704	34,421	52,861
Taxes on income (tax benefit)	-	(70)	70

Net loss	72,704	34,351	52,931

Other comprehensive loss:

Items that will be reclassified subsequently to profit or loss:
Actuarial net gain (loss) of defined benefit plans	(100)	464	(2)
Changes in the fair value of marketable securities	4	(47)	9

Total comprehensive loss	$72,608	$34,768	$52,938

Net loss per share:
Basic net loss per share	$1.66	$1.17	$10.53

Diluted net loss per share	$1.66	$1.69	$10.53

The accompanying notes are an integral part of the consolidated financial statements.

GAMIDA CELL LTD. and its subsidiary

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Share	Reserve from financial assets measured at	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	FVTOCI	losses	deficit	equity
Balance as of January 1, 2018	689,898	$2	14,154,743	$38	$139,311	$(34)	$(79)	$(116,282)	$22,956

Net loss	-	-	-	-	-	-	-	(52,931)	(52,931)
Other comprehensive loss	-	-	-	-	-	(9)	2	-	(7)
Total comprehensive loss	-	-	-	-	-	(9)	2	(52,931)	(52,938)
Issuance of additional Preferred shares following anti-dilution protection	-	-	3,134,546	8	(8)	-	-	-	-
Exercise of options	9,692	-	-	-	2	-	-	-	2
Conversion of Preferred shares	17,289,289	46	(17,289,289)	(46)	-	-	-	-	-
Issuance of Ordinary shares in initial public offering, net of issuance expenses of $5,947	6,648,368	18	-	-	47,223	-	-	-	47,241
Exercise of warrants	293,489	1	-	-	3,850	-	-	-	3,851
Share-based compensation	-	-	-	-	3,575	-	-	-	3,575
Balance as of December 31, 2018	24,930,736	67	-	-	193,953	(43)	(77)	(169,213)	24,687
Net loss	-	-	-	-	-	-	-	(34,351)	(34,351)
Other comprehensive loss	-	-	-	-	-	47	(464)	-	(417)
Total comprehensive loss	-	-	-	-	-	47	(464)	(34,351)	(34,768)
Issuance of Ordinary shares in a secondary offering, net of issuance expenses of $694	8,050,000	23	-	-	37,117	-	-	-	37,140
Exercise of options	480,878	1	-	-	131	-	-	-	132
Exercise of warrants	209,312	1	-	-	2,923	-	-	-	2,924
Share-based compensation	-	-	-	-	4,868	-	-	-	4,868
Balance as of December 31, 2019	33,670,926	92	-	-	238,992	4	(541)	(203,564)	34,983

The accompanying notes are an integral part of the consolidated financial statements.

GAMIDA CELL LTD. and its subsidiary

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Share	Reserve from financial assets measured at	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	FVTOCI	losses	deficit	equity

Balance as of December 31, 2019	33,670,926	92	-	-	238,992	4	(541)	(203,564)	34,983

Net loss	-	-	-	-	-	-	-	(72,704)	(72,704)
Other comprehensive loss	-	-	-	-	-	(4)	100	-	96

Total comprehensive loss	-	-	-	-	-	(4)	100	(72,704)	(72,608)
Issuance of Ordinary shares in a secondary offering, net of issuance expenses of $10,902	24,677,084	72	-	-	132,776	-	-	-	132,848
Exercise of options	652,143	2	-	-	648	-	-	-	650
Share-based compensation	-	-	-	-	2,864	-	-	-	2,864

Balance as of December 31, 2020	59,000,153	166	-	-	375,280	-	(441)	(276,268)	98,737

The accompanying notes are an integral part of the consolidated financial statements.

GAMIDA CELL LTD. and its subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Net loss	$(72,704)	$(34,351)	$(52,931)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation of property, equipment and right-of-use assets	2,397	2,143	269
Financial loss (income), net	483	(775)	(858)
Share-based compensation	2,864	4,868	3,575
Change in employee benefit liabilities, net	94	126	(15)
Amortization of premium on marketable securities	4	184	272
Revaluation of liabilities presented at fair value	6,822	(15,904)	17,600
Revaluation of liability to IIA	4,302	2,531	2,037

	16,966	(6,827)	22,880
Changes in asset and liability items:

Increase (decrease) in other receivables, prepaid expenses and other assets	(1,626)	(150)	942
Increase (decrease) in trade payables	5,083	(821)	(405)
Increase in accrued expenses and other payables	3,454	2,807	2,296

	6,911	1,836	2,833
Cash received during the year for:

Interest received	361	1,546	792
Interest paid	(161)	(134)	-

Net cash used in operating activities	(48,627)	(37,930)	(26,426)

Cash flows from investing activities:

Purchase of property, plant and equipment	(11,804)	(3,055)	(1,645)
Purchase of marketable securities	-	(32,021)	(10,905)
Proceeds from bank deposits	-	-	5,000
Investment in restricted bank deposits	(158)	-	(150)
Proceeds from maturity of marketable securities	13,551	38,742	-
Proceeds from sale of marketable securities	-	-	4,949

Net cash provided by (used in) investing activities	1,589	3,666	(2,751)

The accompanying notes are an integral part of the consolidated financial statements.

GAMIDA CELL LTD. and its subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from financing activities:

Proceeds from secondary offerings, net	133,316	37,140	-
Receipt of grants from the IIA	399	224	612
Proceeds from issuance of shares, initial public offering (payment of issuance expenses), net	-	(238)	47,479
Payment of lease liabilities	(1,985)	(1,529)	-
Proceeds from exercise of options	650	132	2

Net cash provided by financing activities	132,380	35,729	48,093

Exchange differences on balances of cash and cash equivalents	(10)	101	31

Increase in cash and cash equivalents	85,332	1,566	18,947
Cash and cash equivalents at beginning of year	41,838	40,272	21,325

Cash and cash equivalents at end of year	$127,170	$41,838	$40,272

Significant non-cash transactions:

Lease liabilities arising from new right-of-use asset	$3,409	-	-
IIA liability for grants to be received	$103	$7	$-

Exercise of warrants liabilities to equity	$-	$2,924	$3,851

Issuance expenses on credit	$468	$-	$238

Purchase of property, plant and equipment on credit	$415	$1,255	$-

The accompanying notes are an integral part of the consolidated financial statements.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	Gamida Cell Ltd. (the “Company”), founded in 1998, is an advanced cell therapy company committed to finding cures for patients with blood cancers and serious blood diseases. The Company develops novel curative treatments using stem cells and Natural Killer (NK) cells.

b.	The Company has created a novel NAM cell expansion technology platform that is designed to enhance the number and functionality of allogenic donor cells. This proprietary therapeutic platform may enable the development of therapies with the potential to improve treatment outcomes beyond what is possible with current donor-derived therapies.

The lead product candidate, omidubicel, is an advanced cell therapy in development as a potential life-saving treatment option for patients in need of a bone marrow transplant (BMT). In May 2020, the Company reported that omidubicel met its primary endpoint in an international, randomized, multi-center Phase 3 clinical study in 125 patients with high-risk hematologic malignancies undergoing bone marrow transplant and who had no available matched donor. The study evaluated the safety and efficacy of omidubicel compared to standard umbilical cord blood. BMT with a graft derived from bone marrow or peripheral blood cells of a matched donor is currently the standard of care treatment for many of these patients, but there is a significant unmet need for patients who cannot find a fully matched donor.

In October 2020, the Company reported that omidubicel met all three of its secondary endpoints. All three secondary endpoints demonstrated a statistically significant improvement among patients who received omidubicel compared to the comparator group.

Omidubicel is the first bone marrow transplant product to receive Breakthrough Therapy Designation from the U.S. Food and Drug Administration and has received orphan drug designation in the U.S. and in Europe.

In addition to omidubicel, the Company is developing GDA-201, an investigational NK cell-based cancer immunotherapy to be used in combination with standard-of-care therapeutic antibodies. NK cells have potent anti-tumor properties and have the advantage over other oncology cell therapies of not requiring genetic matching, potentially enabling NK cells to serve as a universal donor-based therapy when combined with certain antibodies. GDA-201 is currently in an investigator-sponsored Phase 1/2 study for the treatment of relapsed or refractory non-Hodgkin lymphoma (NHL). In December 2020, the Company reported updated and expanded results from the Phase 1 clinical study at the Annual Meeting of the American Society of Hematology, or ASH. The data from the first 35 patients demonstrated that GDA-201 was clinically active and generally well tolerated. Among the 19 patients with NHL, 13 complete responses and one partial response were observed, with an overall response rate of 74 percent and a complete response rate of 68 percent.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

c.	The Company is devoting substantially all of its efforts toward research and development activities. In the course of such activities, the Company has sustained operating losses and expects such losses to continue in the foreseeable future. The Company’s accumulated deficit as of December 31, 2020 was $276,268 and negative cash flows from operating activities during the year ended December 31, 2020 was $ 48,627. The Company’s management plan is to seek for additional financing as required to fund its operations until achieving positive cash flows. Refer to Note 15 in respect to subsequent event.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

d.	Definitions:

In these financial statements:

The Company	-	Gamida Cell Ltd. and its subsidiary

Subsidiary		Gamida Cell Inc. Incorporated in 2000 and intended to focus on sales and marketing upon product approval

Related parties	-	As defined in IAS 24

Dollar	-	U.S. dollar

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

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

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of the Company and its subsidiary.

The financial statements of the Company are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the group. Significant intra-group balances, transactions and gains or losses resulting from intra-group are eliminated in full in the consolidated financial statements.

c.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

The presentation currency of the financial statements is the U.S. dollar.

The functional currency is the currency that best reflects the economic environment in which the Company and its subsidiary operates and conducts their transactions. Most of the Company’s costs are incurred in U.S. dollar. In addition, the Company’s financing activities are incurred in U.S. dollars. The Company’s management believes that the functional currency of the Company is the U.S. dollar.

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period to the functional currency at the exchange rate at that date. Exchange rate differences are recognized in profit or loss. Non-monetary assets and liabilities measured at cost in foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated to the functional currency using the exchange rate prevailing at the date when the fair value was determined.

d.	Cash and cash equivalents:

Cash and cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Company’s cash management.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Short-term deposits and restricted deposits:

Short-term deposits are bank deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

Restricted deposit is primarily invested in highly liquid deposits. Restricted deposit amounted to $152 as of December 31, 2020 and 2019 and is included in prepaid expenses and other current assets on the statements of financial position.

f.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants,excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Machinery	10 - 15
Office, furniture and equipment	6 - 33
Leasehold improvements	(*)
Project in process- manufacturing plant	(**)

(*)	Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

(**)	As of December 31, 2020, the manufacturing plant is under validation process and therefore is not yet ready for production. Depreciation of the manufacturing plant will commence upon completion of the validation process.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Research and development costs:

Research expenditures are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Since the Company’s development projects are often subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before receipt of approvals are not normally satisfied and therefore, development expenditures are recognized in profit or loss when incurred.

h.	Impairment of non-financial assets:

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

During the years ended December 31, 2020, 2019 and 2018, the Company did not recognize any impairment of non-financial assets.

i.	Government investment grants:

Government grants are recognized when there is reasonable assurance that the grants will be received and the Company will comply with the related conditions.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Government grants received from the Israel Innovation Authority (“IIA”) (formerly, the Office of the Chief Scientist in Israel (“OCS”)) are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. If no such economic benefits are expected, the royalty obligation is treated as a contingent liability in accordance with IAS 37.

At the end of each reporting period, the Company evaluates, based on its best estimate of future sales, whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid and accordingly, no royalties will be required to be paid. If there is such reasonable assurance, the appropriate amount of the liability is derecognized and recorded in profit or loss as a revaluation of research and development expenses.

If the estimate of future sales indicates that there is no such reasonable assurance, the appropriate amount of the liability that reflects expected future royalty payments is recognized with a corresponding adjustment to financial expenses or income. Changes in the amount of liability as a result of changes in the future royalty payments is recognized with a corresponding adjustment to research and development expense. As of December 31, 2020 and 2019, the Company has determined that future economic benefits are expected from its research and development projects and recorded a liability for its entire contingent obligation to the IIA.

Grants received from the IIA which are recognized as a liability are accounted for as forgivable loans, in accordance with IAS 20 (Revised), pursuant to the provisions of IFRS 9, “Financial Instruments”. Accordingly, when the liability for the loan is first recognized, it is measured at fair value using a discount rate that reflects a market rate of interest which in the Company’s case was determined to be 20%, 30% and 28% for 2020, 2019 and 2018, respectively. The difference between the amount of the grants received and the fair value of the liability is accounted for upon recognition of the liability as a government grant and recognized as a reduction of research and development expenses.

For the years ended December 31, 2020, 2019 and 2018, no royalties were paid with respect to grants received from the IIA. Payments will be treated as a reduction of the liability.

Grants of $1,108, $871 and $2,425 were approved during 2020, 2019 and 2018, respectively. Grant receivable is $103 and $7 as of December 31, 2020 and 2019, respectively, and is included in prepaid expenses and other current assets in the statements of financial position.

j.	Provisions:

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

No expense is recognized for awards that do not ultimately vest.

l.	Deferred taxes:

Deferred taxes are recordedusing the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax assets are recognized for all deductible temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized.

Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it becomes probable that future taxable profits will enable the deferred tax asset to be recovered.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Employee benefit liabilities:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

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

The plan is normally financed by contributions to insurance companies and classified as a defined benefit plan.

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

In respect of its severance pay obligation to certain of its employees, the Company makes current deposits in pension funds and insurance companies (the “Plan Assets”). Plan Assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan Assets are not available to the Company’s creditors and cannot be returned directly to the Company.

Actuarial gains and losses are recognized in other comprehensive income or loss retrospectively in the period in which they occur.

n.	Financial instruments:

1.	Investment in marketable securities:

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

The Company measured all of its marketable securities at fair value through other comprehensive income or loss.

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

After initial recognition, the instruments in this category are measured at fair value. Gains or losses from fair value adjustments, excluding interest and exchange rate differences, are recognized in other comprehensive income or loss. The Company evaluates the loss allowance for financial debt instruments at the end of each reporting period .

Marketable securities as of December 31, 2019, includes corporate and government debentures with no significant premium or discount. The investment in marketable securities, which are measured at fair value through other comprehensive income or loss is considered Level 2 measurement. The Company has realized its entire marketable securities investment portfolio during the year ended December 31, 2020.

2.	Financial liabilities:

Financial liabilities are recognized initially at fair value and, in the case of loans,borrowings and payables, net of directly attributed transaction costs. The Company’s financial liabilities include trade and other payables and warrants to shareholders.

Warrants to shareholders can be exercised to a variable number of shares and therefore, such warrants are recorded as a financial liability and are measured at each balance sheet date at fair value. Gains or losses are recognized in profit or loss.

a)	Derecognition:

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b)	Offsetting of financial instruments:

Financial assets and financial liabilities are offset and the net amount is reported in the statements of financial position if there is enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis and realize the assets and settle the liabilities simultaneously.

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

The carrying amounts of cash and cash equivalents, marketable securities, other receivables, short-term deposits, prepaid expenses and other current assets, trade payables,accrued expenses and other payables approximate their fair value due to the short-term maturity of such instruments. Regarding fair value of the liability to the IIA, refer to note 2i above.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	—	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	—	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	—	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Leases:

The Company assesses at contract inception whether a contract is, or contains, a lease i.e.. if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1.	Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use asset is depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of- use assets are subject to impairment pursuant to the provision of International Accounting Standard 36 - Impairment of Assets.

2.	Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. The lease payments include fixed payments (including in -substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company’s intention to exercise the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

After the commencement date, the Company measures the lease liability using the effective interest rate method.

r.	New and amended standards and interpretations

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2020. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements, nor is there expected to be any future impact on the Company.

Amendments to IFRS 16 Covid-19 Related Rent Concessions

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. The amendment applies to annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted. This amendment had no impact on the consolidated financial statements of the Company.

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Government grants:

Government grants received from the IIA are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is uncertainty regarding the estimated future cash flows and the estimated discount rate used to measure the amortized cost of the liability.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-	Determining the fair value of an unquoted financial liabilities:

The fair value of unquoted financial liabilities in Level 3 of the fair value hierarchy is determined using valuation techniques including projected cash flows discounted at current rates applicable for items with similar terms and risk characteristics. Changes in estimated projected cash flows and discount rates, after consideration of risk factors such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these liabilities.

NOTE 4:- CASH AND CASH EQUIVALENTS

	December 31,
	2020	2019

Cash for immediate withdrawal	$4,283	$2,307
Cash equivalents - short-term deposits (1)	122,887	39,531

	$127,170	$41,838

(1)	The cash equivalents are short-term bank deposits denominated in USD and bear interest at an average annual rate of 0.01% and 1.7% as of December 31, 2020 and 2019, respectively.

NOTE 5:- PROPERTY, PLANT AND EQUIPMENT, NET

Composition and movement:

2020

	Machinery	Office furniture and equipment	Leasehold improvements	Production Plant in process	Total
Cost:

Balance at January 1, 2020	$3,366	$580	$1,191	$4,429	$9,566
Additions	179	47	351	11,720	12,297

Balance at December 31, 2020	3,545	627	1,542	16,149	21,863

Accumulated depreciation:

Balance at January 1, 2020	1,936	421	911	-	3,268
Depreciation	206	71	80	-	357

Balance at December 31, 2020	2,142	492	991	-	3,625

Property and equipment, net at December 31, 2020	1,403	135	551	16,149	18,238

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:- PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

2019

	Machinery	Office furniture and equipment	Leasehold improvements	Production Plant in process	Total
Cost:

Balance at January 1, 2019	$3,154	$535	$1,099	$468	$5,256
Additions	212	45	92	3,961	4,310

Balance at December 31, 2019	3,366	580	1,191	4,429	9,566

Accumulated depreciation:

Balance at January 1, 2019	1,753	345	847	-	2,945
Depreciation	183	76	64	-	323

Balance at December 31, 2019	1,936	421	911	-	3,268

Property and equipment, net at December 31, 2019	$1,430	$159	$280	$4,429	$6,298

NOTE 6:- RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the year:

	Right-of-use assets
	Offices and labs	Vehicles	Production plant	Total	Lease liabilities

As of January 1, 2020	$934	$175	$4,024	$5,133	$5,971

Depreciation expense	(1,318)	(201)	(521)	(2,040)	-
Interest expense	-	-	-	-	707
Additions	3,282	127	-	3,409	3,402
Payments	-	-	-	-	(2,145)
Other	-	(27)	(1)	(28)	(25)

As of December 31, 2020	$2,898	$74	$3,502	$6,474	$7,910

The Company has entered into commercial, real estate lease agreements which consist of the office building and production plant. The leases are under non-cancellable terms and mature over one to seven years.

The Company rents vehicles under an operating lease agreement, for a fixed monthly fee of $23. The leases are under non-cancellable terms and mature over one to three years.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (Cont.)

The future minimum lease fees payable as of December 31, 2020 are as follows:

First year	$2,363
Second through fifth years	4,650
After fifth year	1,304

$8,317

The Company has several lease contracts that include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Company’s business needs. Management exercises significant judgement in determining whether these extension and termination options are reasonably certain to be exercised. As of December 31, 2020, the Company does not expect to exercise the options.

The Company also has a lease of office space with lease terms of 12 months or less with a low value. The Company applies the ‘short-term lease’ recognition exemption for this lease. The total lease expense attributed to this lease for the year ended December 31, 2020, was $33.

Following are the amortization periods of the right-of-use assets by class of underlying asset:

%

Production plant	11
Offices and labs	50
Vehicles	33 - 100

NOTE 7:- ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2020	2019

Subcontractors	$609	$1,131
Clinical activities	4,841	2,010
Professional services	1,943	349
Production plant in process	415	1,255
Other	180	173

	$7,988	$4,918

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- LIABILITIES PRESENTED AT FAIR VALUE

a.	Warrants to purchase Preferred F-2 shares:

On June 18, 2017, the Company signed a Series F Preferred Share Purchase Agreement (“SPA”) with existing and new investors. According to the SPA and upon the closing that occurred on July 9, 2017, the Company issued 4,274,363 Preferred F-1 shares, nominal value NIS 0.01 each, at $9.44 per share, accompanied by the issuance of warrants to purchase 2,564,619 Preferred F-2 shares, nominal value NIS 0.01, with an exercise price of $11.33 per share, in exchange for an aggregate proceeds of $40,350. The issuance costs of $585 associated with the equity transaction have been charged directly to the consolidated statements of changes in equity and the issuance costs associated with the issuance of the warrants of $216 have been charged directly to the statement of comprehensive income or loss.

According to the SPA, the warrants to purchase Preferred F-2 shares are subject to a conversion ratio to be adjusted as defined in the SPA and to non-standard anti-dilution protection provisions and a cashless exercise mechanism and therefore accounted for as a financial liability which was measured at fair value through profit or loss.

Upon the closing of the IPO as described in note 10b, 2,564,619 warrants to purchase Preferred F-2 shares were automatically converted into warrants to purchase 4,323,978 Ordinary shares, nominal value NIS 0.01, with an exercise price of $6.72 per share and an expiration date of the earlier of: July 3, 2022, or a Deemed Liquidation event as described in the Company’s Articles of Association (“AOA”).

In December 2018, the Company issued a total of 293,489 Ordinary shares pursuant to the cashless exercise of 607,044 warrants. In 2019, the Company issued a total of 209,312 Ordinary shares pursuant to the cashless exercise of 403,422 warrants.

The Company measured the fair value of the warrants by using the Option Pricing Method utilized in a Black and Scholes simulation model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected time until liquidation. Expected volatility was calculated based upon the Company’s historical share price. The expected time until liquidation is the period in which liquidation event will occurred subject to the Company’s expectations. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- LIABILITIES PRESENTED AT FAIR VALUE (Cont.)

b.	Warrants to purchase Company’s shares:

	Year ended December 31,
	2020	2019	2018
	Ordinary shares	Ordinary shares	Ordinary shares

Risk-free interest rate	0.1%	1.7%	2.5%
Expected volatility	76%	80%	80%
Expected life (in years)	1.5	2.5	3.5
Expected dividend yield	0	0	0

c.	Changes in the fair value of warrants classified as Level 3 in the fair value hierarchy:

Fair value of warrants to purchase Ordinary shares

Balance at January 1, 2019	$24,049
Exercise of warrants	(2,924)
Revaluation of financial derivatives	(15,904)

Balance at December 31, 2019	5,221

Revaluation of financial derivatives	6,822

Balance at December 31, 2020	$12,043

NOTE 9:-	CONTINGENT LIABILITIES AND COMMITMENTS

The Company is obligated to pay royalties to the IIA at the rates of 3% to 3.5% on sales proceeds from products developed through the grants received from the IIA. The maximum amount of royalties payable to the IIA is limited to 100% of the grants received, linked to the dollar and bearing interest at the LIBOR rate. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company expects to incur sales that will trigger payments of royalties starting 2022. As of December 31, 2020, the Company’s aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued amounted to $39,635 (including interest of $6,579).

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- SHAREHOLDERS’ EQUITY

a.	Rights attached to the shares:

1.	Ordinary shares:

Subject to our current AOA, the holders of Ordinary shares have the right to receive notices to attend and vote in general meetings of the Company’s shareholders, and the right to share in dividends and other distributions upon liquidation.

a.	On October 30, 2018, the Company closed an Initial Public Offering (“IPO”) of its Ordinary shares on the Nasdaq, under the symbol “GMDA” which resulted in the sale of 6,250,000 Ordinary shares at a public offering price of $8 per share, before underwriting discounts. The underwriters purchased 398,368 additional shares at a public offering price of $8 per share. The Company received net proceeds from the IPO of $47,241 (net of issuance costs and underwriting discounts of $5,947). Upon the closing of the IPO, all of the Company’s outstanding Preferred shares automatically converted into 17,289,289 Ordinary shares.

b.	On July 1, 2019, the Company closed a follow-on offering (“offering”) of its Ordinary shares on the Nasdaq, which resulted in the sale of 7,000,000 Ordinary shares at a public offering price of $5 per share, before underwriting discounts. The underwriters had a 30-day option to purchase up to 1,050,000 additional shares at a public offering price of $5 per share and exercised in full their option to purchase an additional 1,050,000 Ordinary shares at the public offering price of $5 per share. The exercise of the underwriters’ option closed on July 8, 2019. The Company received net proceeds from the offering of $37,140 (net of issuance costs and underwriting discounts of $3,110).

c.	On May 21, 2020, the Company closed a second follow-on offering of its Ordinary shares on the Nasdaq, which resulted in the sale of 13,333,334 ordinary shares at a public offering price of $4.50 per share, before underwriting discounts. The underwriters had a 30-day option to purchase up to 2,000,000 additional shares at a public offering price of $4.50 per share and exercised in full their option to purchase such shares. The exercise of the underwriters’ option closed on May 26, 2020. The Company received net proceeds from the offering of $63,860 (net of issuance costs and underwriting discounts of $5,140).

d.	On December 17, 2020, the Company closed a third follow-on offering of its Ordinary shares on the Nasdaq, which resulted in the sale of 8,125,000 Ordinary shares at a public offering price of $8 per share, before underwriting discounts. The underwriters had a 30-day option to purchase up to 1,218,750 additional shares at a public offering price of $8 per share and exercised in full their option to purchase such shares. The exercise of the underwriters’ option closed on December 17, 2020. The Company received net proceeds from the offering of $68,988 (net of issuance costs and underwriting discounts of $5,762).

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHARE-BASED PAYMENT

a.	Option plans:

On November 23, 2014, the Company’s Board of Directors approved, subject to the approval of the shareholders, to create a new class of shares of the Company, Ordinary C shares, nominal value NIS 0.01 each and to classify 1,500,000 Ordinary shares for such class of shares, whereby 1,152,044 of such shares will be for the allocation to the Company’s employees under the new, amended 2014 Israel Share Option Plan (“2014 Plan”). The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which the options are exercised. The options vest primarily over three years. There are no cash settlement alternatives. On December 29, 2014, the Company’s shareholders meeting ratified and approved the aforesaid decisions.

On January 23, 2017, the Company’s Board of Directors approved the Company’s 2017 Share Incentive Plan (the “2017 Plan”), and the subsequent grant of options to the Company’s employees, officers and directors. Pursuant to the 2017 Plan, the Company initially reserved for issuance of 312,867 Ordinary shares, nominal value NIS 0.01 each. Contemporaneously, the Company’s Board of Directors approved the termination of the Company’s 2014 Plan and the extension of the exercise period of the outstanding options to Ordinary C shares to expire on January 2020 instead of January 2018. On February 28, 2017, the Company’s shareholders approved the 2017 Plan.

On June 26, 2017, and on December 28, 2017, the Company’s Board of Directors approved the reservation of additional 463,384 and 559,764 Ordinary shares, respectively, for issuance under the 2017 Plan (totaling, including previous plans, an aggregate of 1,338,015 Ordinary Shares).

On May 5, 2019, the Company’s Board of Directors approved to extend the exercise period of all of the 2014 Plan options to purchase Ordinary shares of the Company, and held by certain current employees and officers of the Company, such that the Options shall expire in January 2022 in lieu of January 2020.

The Company estimates the fair value of stock options granted using the Binominal option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

Expected volatility was calculated based upon the Company’s historical share price and historical volatilities of similar entities in the related sector index. The expected term of the options granted is derived from output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHARE-BASED PAYMENT (Cont.)

The following table lists the inputs to the Binomial option-pricing model used for the fair value measurement of equity-settled share options for the above plans for the years 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018

Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	74%-79%	78%-84%	93%-95%
Risk-free interest rate (%)	0.6-1.38	1.92-2.63	2.63-2.88

Based on the above inputs, the fair value of the options was determined at $2.65-$4.28 per option at the grant date.

b.	Movement during the year:

	2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		USD		USD

Outstanding at beginning of year	3,405,188	4.76	3,197,616	3.07
Granted	1,492,700	4.91	790,300	8.82
Expired	74,744	8.60	39,094	5.21
Exercised	652,143	1.00	480,878	0.27
Forfeited	278,287	7.94	62,756	6.16

Share options outstanding at end of year	3,892,714	5.15	3,405,188	4.76

Share options exercisable at end of year	2,161,439	4.45	1,865,572	2.68

c.	As of December 31, 2020, there are $3,776 of total unrecognized costs related to non-vested share-based compensation that are expected to be recognized over a period of up to four years.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME

a.	Tax rates applicable to the income of the Company:

1.	Corporate tax rates:

Taxable income of the Israeli parent is subject to the Israeli corporate tax at the rate of 23% in 2020 and 2019.

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

The Company’s Israeli operations elected “Preferred Enterprise” status, starting in 2017.

Benefits granted to a Preferred Enterprise include reduced tax rates.. As part of the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the tax rate for Area A will be 7.5% in 2017 onwards. In other regions, the tax rate is 16%. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

b.	The Law for the Encouragement of Industry (Taxation), 1969:

The Company has the status of an “industrial company”, under this law. According to this status and by virtue of regulations published thereunder, the Company is entitled to claim a deduction of accelerated depreciation on equipment used in industrial activities, as determined in the regulations issued under the Inflationary Law. The Company is also entitled to amortize a patent or knowhow usage right that is used in the enterprise’s development or promotion, to deduct listed share issuance expenses and to file consolidated financial statements under certain conditions.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

c.	Net operating losses carryforward:

The Company has net operating losses and capital losses for tax purposes as of December 31, 2020, of $174,548 and $507, respectively, which may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2020, the U.S. subsidiary has net operating losses carryforwards of $8,967 for federal tax purposes.

d.	Final tax assessments:

The Company’s tax assessments through the 2014 tax year are considered final.

e.	Deferred taxes:

The Company did not recognize deferred tax assets in the Company’s consolidated financial statements for the years ended December 31, 2020 and 2019 for carryforward losses and other temporary differences because their utilization in the foreseeable future is not probable.

NOTE 13:- SELECTED STATEMENTS OF COMPREHENSIVE LOSS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2020	2019	2018

Salaries and social benefits	$11,017	$8,307	$5,016
Share-based payment	1,185	1,600	705
Subcontractors	21,880	16,752	12,695
Materials	4,622	3,700	3,610
Depreciation	1,314	1,220	195
Other	871	970	1,725
Revaluation of royalty liability, net of receipt of royalty bearing grants	496	(1,087)	(1,901)

Total research and development expenses, net	$41,385	$31,462	$22,045

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SELECTED STATEMENTS OF COMPREHENSIVE LOSS DATA (Cont.)

b.	Commercial activities:

	Year ended December 31,
	2020	2019

Salaries and social benefits	$2,665	$1,559
Share-based payment	230	879
Professional services	5,800	2,075
Other	53	179

Total commercial expenses, net	$8,748	$4,692

The commercial activities were established in 2019.

c.	General and administrative expenses:

	Year ended December 31,
	2020	2019	2018

Salaries and social benefits	$3,641	$3,488	$4,788
Share-based payment	1,449	2,389	2,870
Professional services	5,307	3,833	2,802
Rent, maintenance and other expenses	693	1,458	1,065
Depreciation	1,077	923	74

Total general and administrative expenses	$12,167	$12,091	$11,599

d.	Finance expenses:

Revaluation of IIA liability	$3,000	$2,531	$2,037
Revaluation of warrants	6,822	-	17,600
Bank charges, interest expense and other fees	37	32	68
Interest expense related to lease liability	707	758	-
Foreign currency translation adjustments	74	4	554

Total finance expenses	$10,640	$3,325	$20,259

e.	Finance income:

Interest income	$236	$1,245	$877
Revaluation of warrants	-	15,904	-
Foreign currency translation adjustments	-	-	165

Total finance income	$236	$17,149	$1,042

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- RELATED PARTY TRANSACTIONS

Benefits to key executive personnel:

	Year ended December 31,
	2020	2019	2018

Short-term benefits	$3,821	$3,550	$2,106
Other long-term benefits	-	-	63
Share-based payment	2,197	3,714	2,542
	$6,018	$7,264	$4,711

NOTE 15:- NET LOSS PER SHARE

Details of the number of shares and loss used in the computation of net loss per share:

	Year ended December 31,
	2020		2019		2018
	Weighted number of shares	Net loss attributable to equity holders of the Company	Weighted number of shares	Net loss attributable to equity holders of the Company	Weighted number of shares	Net loss attributable to equity holders of the Company

For the computation of basic loss	43,725,584	72,704	29,459,395	34,351	5,025,213	52,931
Effect of potential dilutive Ordinary shares (warrants)	-	-	196,428	15,904	-	-

For the computation of diluted loss	43,725,584	72,704	29,655,823	50,255	5,025,213	52,931

The effect of 2,161,439 and 3,313,512 of options and warrants, respectively, was anti-dilutive for the year ended December 31,2020.

GAMIDA CELL LTD. and its subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:- SUBSEQUENT EVENT

On February 16, 2021, the Company announced the sale of $75 million of exchangeable senior notes due in 2026 (the “notes”) to Highbridge Capital Management, LLC. The notes were sold at 100% of the principal amount thereof, are senior unsecured obligations of the Company and its wholly owned subsidiary and will accrue interest at a rate of 5.875% per year. Subject to certain limitations, the holders of the notes can elect to exchange the notes for the Company’s Ordinary shares at an initial exchange rate of 56.3063 shares per $1,000 principal amount of notes (equivalent to an exchange price of $17.76 per share). The Company may redeem all or a portion of the notes for cash, at its option, at 100% of the principal amount plus accrued and unpaid interest on the notes to be redeemed if the closing price of its Ordinary shares has been at least 130% of the exchange price for at least 20 trading days during any 30 consecutive trading day period.

- - - - - - - - - - - - - -