Form 20-F/A
period 2020-12-31
Gamida Cell Ltd.
filed 2021-03-11
CIK 1600847

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

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

Large accelerated filer	Accelerated filer ☒	Non-accelerated filer ☐
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

On March 9, 2021, Gamida Cell Ltd. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Original Form 20-F”). This Amendment No. 1 (the “Amendment”) amends the Original Form 20-F solely to correct the consent of our independent accounting firm, Kost Forer Gabbay & Kasierer, a member of a member of Ernst & Young Global (the “Auditor”) and to file an additional consent of the Auditor with respect to the Registration Statement on Form F-3 (File No. 333-253720). The auditor consent included in the Original Form 20-F inadvertently omitted the incorporation by reference into the Company’s Form S-8 (File No. 333-238115) and the Registration Statement on Form F-3 (File No. 333-234701). A new auditor consent with the relevant corrections is filed as Exhibit 15.1 hereto.

This Amendment with respect to the Company’s Form S-8 (File No. 333-238115) and the Registration Statement on Form F-3 (File No. 333-234701) speaks as of the filing date of the Original Form 20-F and with respect to the Company’s Registration Statement on Form F-3 (File No. 333-253720) speaks as of the date of effectiveness of such Registration Statement and does not reflect any other events occurring after the filing of the Original Form 20-F. No revisions are being made to the Company’s financial statements or any other disclosure contained in the Original Form 20-F. This Amendment does not otherwise update any exhibits as originally filed or previously amended.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

ITEM 19. Exhibits.

Exhibit		Incorporated by Reference				* Filed Herewith **Furnished Herewith
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	+ Previously Filed
1.1	Amended and Restated Articles of Association of the Registrant, as currently in effect	6-K	001-38716	3.1	11/1/2018	+
1.2	Memorandum of Association of the Registrant (unofficial English translation from Hebrew original), as amended on September 14, 2006	F-1	333-227601	3.4	9/28/2018	+
2.5	Description of Securities	20-F	001-38716	2.5	3/09/2021	+
4.1	Form of Indemnification Agreement	F-1/A	333-227601	10.1	10/17/2018	+
4.2	Employee Share and Option Plan (1998)	F-1	333-227601	10.2	9/28/2018	+
4.3	Stock Option Plan (1999)	F-1	333-227601	10.3	9/28/2018	+
4.4	2003 Israeli Share Option Plan	F-1	333-227601	10.4	9/28/2018	+
4.5	2014 Israeli Share Option Plan	F-1	333-227601	10.5	9/28/2018	+
4.6	2017 Share Incentive Plan, as amended	F-1/A	333-232302	10.6	26/6/2019	+
4.7	Amended and Restated Investors’ Rights Agreement, dated July 3, 2017, among the Registrant and the shareholders named therein	F-1	333-227601	10.7	9/28/2018	+
4.8	Lease Agreement, dated December 13, 2017, by and between the Registrant and Y.D.B. Investments Ltd. (unofficial English translation from Hebrew original)	F-1	333-227601	10.10	9/28/2018	+
4.9	Lease Agreement, dated March 14, 2000, as amended on June 5, 2000 and May 30, 2010, by and between the Registrant and Traub Group Investments Ltd. (formerly P.P.D. Diamonds Ltd.) (unofficial English translation from Hebrew original)	F-1	333-227601	10.11	9/28/2018	+
4.10	Form of Letter Agreement re: Information Rights	F-1/A	333-227601	10.12	10/17/2018	+
4.11	Gamida Cell Ltd. Compensation Policy, as amended	20-F	001-38716	4.9	3/09/2021
4.12†	Manufacturing Service Agreement, dated June 10, 2019, between the Registrant, Lonza Walkersville, Inc. and Lonza Netherlands B.V.	F-1	333-232302	10.14	4/6/2019	+
4.13	Indenture dated February 16, 2021, by and among Gamida Cell Inc., Gamida Cell Ltd. and Wilmington Savings Fund Society, FSB	6-K	001-38716	4.1	2/16/2021	+
4.14	Form of Exchangeable Senior Note (included as an exhibit to Exhibit 4.13)	6-K	001-38716	4.2	2/16/2021	+
4.15	Registration Rights Agreement dated February 16, 2021, by and among Gamida Cell Inc., Gamida Cell Ltd., Highbridge Convertible Dislocation Fund, L.P., and Highbridge Tactical Credit Master Fund, L.P.	6-K	001-38716	10.2	2/16/2021	+
8.1	Subsidiaries of the Registrant	F-1	333-227601	21.1	9/28/2018	+
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*

Exhibit		Incorporated by Reference				* Filed Herewith **Furnished Herewith
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	+ Previously Filed
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of KOST, FORER, GABBAY & KASIERER, a Member of Ernst & Young Global, Independent Registered Accounting Firm					*
15.2	Consent of KOST, FORER, GABBAY & KASIERER, a Member of Ernst & Young Global, Independent Registered Accounting Firm					*
101.INS	XBRL Instance Document	20-F	001-38716	101.INS	3/09/2021	+
101.SCH	XBRL Taxonomy Extension Schema Document	20-F	001-38716	101.SCH	3/09/2021	+
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	20-F	001-38716	101.CAL	3/09/2021	+
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	20-F	001-38716	101.DEF	3/09/2021	+
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	20-F	001-38716	101.LAB	3/09/2021	+
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	20-F	001-38716	101.PRE	3/09/2021	+

†	Certain portions of this agreement have been omitted under a confidential treatment order pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GAMIDA CELL LTD.

Date: March 11, 2021	By:	/s/ Julian Adams
Julian Adams, Ph.D.
Chief Executive Officer

3